UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_________________________________________
FORM 11-K
_________________________________________

(Mark One)
☑                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from______to______

Commission File Number:  001-01011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CVS HEALTH FUTURE FUND 401(k) PLAN
(formerly known as the 401(k) Plan and the Employee Stock Ownership Plan of CVS Health Corporation and Affiliated Companies)

________________________________________

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CVS HEALTH CORPORATION

One CVS Drive
Woonsocket, RI 02895

REQUIRED INFORMATION
CVS HEALTH FUTURE FUND 401(k) PLAN
YEARS ENDED DECEMBER 31, 2021 AND 2020

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
CVS Health Future Fund 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CVS Health Future Fund 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2008.
Boston, Massachusetts
June 23, 2022

CVS HEALTH FUTURE FUND 401(k) PLAN

Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets:
Investments at fair value:
Cash	$5,942	$165
Mutual funds (Note 2 (b))	8,854,788,000	8,766,302,034
Common stock (Note 2 (b))	6,324,137,708	2,862,966,978
Corporate bonds (Note 2 (b))	564,198,024	545,382,430
U.S. Government securities (Note 2 (b))	663,368,441	623,000,895
Other securities (Note 2 (b))	45,847,002	41,058,186
Common collective trust funds (Note 2 (b))	8,951,440,390	8,793,173,189
Total investments at fair value	25,403,785,507	21,631,883,877
Fully benefit responsive investments at contract value:
Synthetic guaranteed investment contracts (Note 2 (b))	2,909,717,279	2,954,581,257
Total fully benefit responsive investments at contract value	2,909,717,279	2,954,581,257
Total investments	28,313,502,786	24,586,465,134

Receivables:
Interest and dividends (Note 2 (f))	9,207,147	7,543,858
Notes receivable from participants (Note 2 (h) and Note 4)	365,058,309	363,506,833
Employer contributions	18,603,721	—
Employee contributions	32,408,245	—
Total receivables	425,277,422	371,050,691

Total assets	28,738,780,208	24,957,515,825

Liabilities:
Accrued expenses and other liabilities	(18,392,294)	(15,951,127)
Pending securities settlements (Note 2 (g))	(108,109,268)	(62,607,756)
Total liabilities	(126,501,562)	(78,558,883)

Net assets available for benefits	$28,612,278,646	$24,878,956,942

See accompanying notes to financial statements.

CVS HEALTH FUTURE FUND 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2021 and 2020

	2021	2020
Investment activity:
Interest and dividend income (Note 2 (f))	$352,165,242	$289,155,902
Net appreciation in value of investments (Note 2 (f))	3,609,317,183	2,731,673,228
Total investment activity	3,961,482,425	3,020,829,130

Participant loan interest (Note 4)	16,635,090	19,274,835

Contributions:
Employer contributions (Note 1 (c))	541,297,167	511,021,063
Employee contributions (Note 1 (c))	1,000,119,852	892,865,915
Rollovers	100,835,675	90,614,571
Total contributions	1,642,252,694	1,494,501,549

Deductions:
Benefits paid to participants (Notes 1 (f) and 2 (c))	1,846,647,599	1,655,168,832
Administrative expenses (Note 1 (g))	40,400,906	30,758,930
Total deductions	1,887,048,505	1,685,927,762

Net increase in net assets for the year before transfers	3,733,321,704	2,848,677,752
Aetna assets transferred in (Note 1 (a))	—	9,373,320,971
Net increase in net assets for the year	3,733,321,704	12,221,998,723

Net assets beginning of the year	24,878,956,942	12,656,958,219

Net assets end of the year	$28,612,278,646	$24,878,956,942

See accompanying notes to financial statements.

CVS HEALTH FUTURE FUND 401(k) PLAN

Notes to Financial Statements
Years Ended December 31, 2021 and 2020

1.Plan Description

The following description of the CVS Health Future Fund 401(k) Plan (the “Plan” or “Future Fund”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)Background
The Plan was established as of January 1, 1989. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The general administration of the Plan and the responsibility for carrying out the provisions of the Plan are maintained by a committee (the “Benefit Plans Committee”) of not less than three persons appointed by the Board of Directors of CVS Health Corporation (“CVS Health”, and, together with its subsidiaries, the “Company”), the sponsor of the Plan. In accordance with the provisions of the Plan, the Benefit Plans Committee has appointed an Administrative Subcommittee (the “Plan Administrator”) and an Investment Subcommittee and delegated certain fiduciary duties and responsibilities to each of the Subcommittees. Also, the Vanguard Group, Inc. has been appointed as the recordkeeper to assist with administering the Plan (the “Recordkeeper”) and the Bank of New York Mellon has been appointed as the trustee of the Plan (the “Trustee”).The Recordkeeper maintains participant account records and works with the Trustee to execute transactions such as benefit payments to participants. The Trustee holds the assets of the Plan and executes transactions at the direction of the Plan Administrator.

On November 28, 2018, the Company acquired Aetna Inc. On January 1, 2020, the Company merged the Aetna 401(k) Plan into Future Fund. The Aetna 401(k) Plan was a participant-directed defined contribution plan covering eligible employees of Aetna Inc., and its subsidiaries. The merger resulted in a transfer of assets of approximately $9.4 billion into Future Fund effective January 1, 2020.

(b)Eligibility
Employees are eligible to participate in the Plan upon attainment of age 18, with the first payroll following 90 days of service as an employee. Effective January 1, 2022 employees are eligible to participate upon attainment of age 18 and as of the first of the month following their employment date.

Employees referred to above are defined as regular employees of the Company other than:
•A nonresident alien receiving no United States (“U.S.”) earned income from the Company;
•A resident of Puerto Rico;
•An individual covered under a collective bargaining agreement (unless the agreement provides for membership);
•A leased employee (as defined in the Internal Revenue Code (the “Code”);
•A temporary employee (as determined by the Company); or
•An independent contractor or consultant (as defined by the Company).

(c)Contributions
Participants may direct the Company to contribute to their accounts a percentage of the eligible compensation that would otherwise be due to them. Percentages can be elected in multiples of 1%, with a minimum participant contribution percentage of 1%, pursuant to a salary reduction agreement. Each participant’s total elective deferrals for any calendar year may not exceed 75% of eligible compensation for each of 2021 and 2020 or the maximum elective deferral allowed by the Code, whichever is less, as specified in the Plan document. The maximum elective deferral allowed by the Code was $19,500 for each of 2021 and 2020. All employees that are age 50 or over before December 31 of the calendar year and who contribute the maximum amount to the Plan (as dollar limit or percentage) are permitted to make additional catch-up contributions. Catch-up contributions may be made up to an additional $6,500 for each of 2021 and 2020.

Plan participants making elective deferrals are eligible to receive Company matching contributions with the first payroll following the completion of one year of service with the Company. One year of service is defined as either:

•12 months of service, beginning on the employee's employment date, during which the employee completed at least 1,000 hours of service, or
•1,000 hours of service in the course of any calendar year after the calendar year in which the employee was hired.

The Plan provides a match of 100% up to 5% of an employee’s eligible compensation contributed to the Plan. The maximum annual match per participant was $14,500 for 2021 and $14,250 for 2020.

(d)Participant’s Account
Each participant’s account is credited with an allocable share of the participant’s selected Plan investments and any unrealized appreciation or depreciation and interest and dividends of those investments, net of administrative expenses.

(e)Vesting
Participants are 100% vested in participant and Company matching contributions.

Participants whose account balances have been transferred into the Plan from other defined contribution plans maintain at least the degree of vesting in the account that they had at the time of the transfer. Participants are always fully vested in and have a non-forfeitable right to (1) their accounts upon retirement, death or disability and (2) any elective deferrals described in Note 1(c) and any rollover amounts they make to the Plan. As of September 2021, all active accounts for participants became fully vested.

(f)Payment of Benefits
Upon termination of service by a participant, the Recordkeeper pays the participant his or her benefit under one or more options, such as a single lump sum (including a rollover) or in equal annual installments over a period not to exceed the participant’s expected lifetime.

(g)Administrative Expenses
Administrative expenses specifically attributable to the Plan and not covered by forfeitures were funded by the Plan for 2021 and 2020. Recordkeeping and Trustee’s fees were paid by the Plan for 2021 and 2020.

(h)Forfeitures
On a participant’s termination date, any unvested portion of the participant’s account is forfeited at the earlier of distribution or five years from the date of termination. The Plan formerly contained certain vesting schedules for Company matching contributions which could lead to forfeited matching contributions if a participant did not satisfy the criteria to vest the contributions upon the termination date. If a former participant resumed employment and eligibility in the Plan within five years of termination, any amounts previously forfeited were restored to the participant’s account, but remained subject to the vesting provisions of the Plan. Forfeitures during any plan year were applied as follows: (i) to restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment; (ii) to pay administrative expenses of the Plan; or (iii) to the extent allowed by law, to reduce future Company contributions. If forfeitures for any plan year were insufficient to restore the required reinstated amounts, the Company would have contributed the balance required for that purpose.

There were no cash forfeitures required to be restored to participants upon resumption of employment in 2021 or 2020. The forfeitures for each year were applied to the administrative expenses of the Plan.

(i)Investment Options
Upon enrollment in the Plan, a participant elects to direct contributions or investment balances to the investment fund options offered by and subject to the restrictions under the Plan. Participants may modify investment elections daily thereafter, subject to certain trading restrictions. The Plan’s investments are composed of guaranteed insurance contracts, common stock of CVS Health, marketable mutual funds, common collective trust (“CCT”) funds, U.S government securities, corporate bonds, other securities and separately managed funds (composed of marketable securities). The following is a brief explanation of each fund’s investment objectives:

Core Equity Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of large capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Standard & Poor’s 500 Index, a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies. The advisor attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

CVS Health Stock Fund
The fund invests in CVS Health common stock to provide participants the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends. At the time of contribution, participant deferrals into the CVS Health Stock Fund are limited to 20% of eligible compensation.

Diversified Bond Fund
This custom white label fund of funds seeks a stable rate of return and capital appreciation through investment in high quality bonds and other debt instruments. It is co-managed by Loomis Sayles (50%) and Dodge & Cox (50%) for Future Fund colleagues. Intermediate-term bond portfolios invest primarily in corporate and other investment-grade U.S. fixed-income issues and typically have durations of 3.5 to 6.0 years. These portfolios are less sensitive to interest rates, and therefore less volatile, than portfolios that have longer durations.

Emerging Markets Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the FTSE Emerging Markets All Cap China A Inclusion Index, a market-capitalization-weighted index that is made up of approximately 3,500 common stocks of large, mid, and small cap companies located in emerging markets around the world. The fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield.

Global Equity Fund
The investment seeks long-term growth of capital; future income is a secondary objective. The fund normally invests in stocks of companies located around the world to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. In pursuing its primary investment objective, it invests primarily in common stocks that the investment adviser believes have the potential for growth. In pursuing its secondary objective, the fund invests in common stocks of companies with the potential to pay dividends in the future. Effective February 2, 2021, this fund was removed from the Plan’s investment options.

Growth & Income Fund
This fund seeks stocks that reflect value characteristics such as price/earnings and price/book ratios below the market through investment in high dividend yield stocks at discounted valuations. It is co-managed by Columbia Threadneedle (50%), Barrow Hanley (25%), and Mellon Capital (25%) for Future Fund participants. Large value portfolios invest primarily in big U.S. companies that are less expensive or growing more slowly than other large cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Value is defined based on low valuations (low price ratios and high dividend yields) and slow growth (low growth rates for earnings, sales, book value, and cash flow). Effective February 2, 2021, this fund was removed from the Plan’s investment options.

International Equity Fund
This custom white label fund of funds seeks long-term growth of capital through investment in foreign (non-U.S.) equity securities. It also invests in depository receipts and companies located in emerging market countries. Co-managed by First Eagle (30%), American Funds (30%), Vanguard (30%), and Allspring Global Investments (10%) for Future Fund participants. Foreign large blend portfolios invest in a variety of large cap international stocks. Most of these portfolios divide their assets among a dozen or more developed markets, including Japan, Britain, France, and Germany. These portfolios primarily invest in stocks that have market caps in the top 70% of each economically integrated market (such as Europe or Asia ex-Japan). The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios typically will have less than 20% of assets invested in U.S. stocks. In 2021, Wells Fargo Asset Management commenced operations as Allspring Global Investments.

International Equity Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in the major markets of Europe, the Pacific Region, and Canada. The fund employs a “passive management” or indexing-investment approach designed to track the performance of the Financial Times Stock Exchange Group Developed All Cap ex US Index, which includes approximately 3,800 common stocks of companies located in Europe, Australia, Asia, and Canada. It attempts to replicate the target index by investing in all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Large Cap Core Fund
Effective February 2, 2021, this fund was added to the Plan’s investment options. This custom white label fund of funds seeks long-term capital appreciation in excess of the Russell 1000 Index over a full market cycle primarily through investments in a diverse portfolio of large market capitalization U.S. stocks. The multi-manager approach brings diversification to the fund and helps protect it from single-manager risk. The fund is sub-advised by complementary asset managers that select stocks as follows:

Columbia Threadneedle (25%) – Seeks long-term capital appreciation by investing in a concentrated portfolio of value stocks and invests in underappreciated companies that show accelerating earnings growth that have potential catalysts to drive earnings forward.

T. Rowe Price (25%) – Invests in blue chip companies that are market leaders in their respective industry with strong management teams, solid financial fundamentals, strong earnings growth and increasing operating cash flow within industries where there is a positive outlook.

Barrow Hanley (15%) – The strategy is implemented by constructing portfolios of individual stocks, selected on a bottom-up basis, reflecting all three value characteristics: a price/earnings and price/book below the market and a dividend yield above the market.

MFS (15%) – Seeks to invest in companies where rate and duration of growth is being underestimated by the market over the long-term. The manager integrates rigorous risk management analysis in seeking to ensure that fundamental, bottom-up stock selection drives alpha.

Wellington (20%) – Seeks to maximize risk-adjusted total return and to outperform the S&P 500 Index over a market cycle by investing in companies with improving quality and attractive fundamentals. The manager utilizes a disciplined valuation framework that has the potential to lead to more predictable and consistent excess returns.

Large Cap Growth Fund
This fund seeks stocks that reflect growth characteristics such as sales and earnings growth above the market through investment in positive momentum stocks and that will continue to beat investor expectations. It is co-managed by Columbus Circle (one-third), T. Rowe Price (one-third), and Mellon Capital (one-third) for Future Fund colleagues. Large growth portfolios invest primarily in big U.S. companies that are projected to grow faster than other large cap stocks. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large cap. Growth is defined based on fast growth (high growth rates for earnings, sales, book value, and cash flow) and high valuations (high price ratios and low dividend yields). Most of these portfolios focus on companies in rapidly expanding industries. Effective February 2, 2021, this fund was removed from the Plan’s investment options.

Mid Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of mid capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices US Mid Cap Index, a broadly diversified index of stocks of midsize U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Real Asset Index Fund
The fund seeks to offer broad, cost-effective exposure to commodities, global natural resource equities, global infrastructure equities, U.S. commercial real estate securities, and U.S. inflation linked bonds. The fund employs an indexing investment approach designed to track the performance of a custom index, which is made up of: 25% Bloomberg Roll Select Commodity Index, 25% S&P Global Large Midcap Commodity and Resources Index, 15% Dow Jones U.S. Select REIT Index, 25% Bloomberg Barclays U.S. TIPS Index, and 10% S&P Global Infrastructure Index. The allocation across the five broad asset classes seeks to provide a long-term return while targeting a level of risk relative to longer-dated U.S. Treasury Inflation Protected Securities.

Small Cap Growth Fund
The investment seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies are considered by the fund's advisors to have superior growth potential. Also, these companies often provide little or no dividend income. Effective July 3, 2021, this fund was removed from the Plan’s investment options.

Small Cap Index Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP US Small Cap Index, a broadly diversified index of stocks of small U.S. companies. It attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Small Mid Cap Core Fund
Effective July 3, 2021, this fund was added to the Plan’s investment options. This custom white label fund of funds seeks long-term capital appreciation in excess of the Russell 2500 Index over a full market cycle primarily through investment in a diverse portfolio of small- and mid-size capitalization U.S. stocks. The multi-manager approach brings diversification to the fund and helps protect it from single-manager risk. The fund is sub-advised by complementary asset managers that select stocks as follows:

Sapience Small Cap Value (20%) – The portfolio consists of investments in businesses with market capitalizations between $300 million and $4 billion at initial investment. The strategy is to pursue companies across the value spectrum. The team invests in four types of businesses that are primarily differentiated through their assessment of quality and the nature of the opportunity. Discounted franchises are companies with solid financials and highly durable distinctive competencies. Value with drivers are acceptable businesses that have underperformed from an operational perspective and/or are out of favor. Undervalued growth and undervalued assets are restructurings, turnarounds, and spin-offs.

MFS Mid Cap Value Equity (20%) – The strategy seeks mid-cap companies with attractive valuations and high-quality fundamentals. The managers will also invest in companies that they believe to be undervalued compared to their perceived worth (value companies) and have significant potential for improvement and/or low market expectations. The fund leverages MFS’s bottom-up, global research platform to identify undervalued, high quality companies that generally: have solid balance sheets, resilient business models, scope for improving returns, capital investment discipline, and prospects for beneficial capital deployment (dividends and/or share buybacks).

Snyder Capital Mgt Small/Mid Cap Value (20%) – The objective of the strategy is long-term growth of principal by targeting companies that can appreciate 50% over a 3-year time horizon. This is implemented with an emphasis on downside protection by selecting high-quality companies while avoiding those that are more speculative. These characteristics include differentiated and sustainable products or services, above average free cash flow, below average financial leverage, and a management team with a strong track record of both operational execution and capital allocation. The strategy is implemented by constructing portfolios of individual stocks, selected on a bottom-up basis, reflecting all three value characteristics: a price/earnings and price/book below the market and a dividend yield above the market.

Baron Discovery Strategy (20%) - The fund invests primarily in small-sized U.S. companies. It invests in a select number of high-growth businesses that tend to be in an early phase of their lifecycles. The strategy seeks long-term investments in companies based on open-ended growth potential, sustainable competitive advantages, exceptional management, and compelling valuations relative to our projections of intrinsic value.

DF Dent Mid Cap Growth (20%) –The strategy seeks a concentrated approach to quality-growth investing. The managers look for companies that can grow their earnings per share over time with strong management teams, a sustainable competitive advantage, and a best-in-class or niche focus. The fund invests in companies with market capitalizations of approximately $1 billion to $58 billion, but generally buys from the lower end of that range to allow for a bigger runway.

Small Cap Value Fund
The fund seeks long-term growth by investing primarily in stocks of small- to medium-sized companies, which either are believed to offer superior earnings growth or appear to be undervalued. This fund may experience above-average share price volatility. Co-managed by Dimensional Fund Advisors (50%), Sapience Investments (25%), and Vanguard (25%) for Future Fund colleagues. These small-blend portfolios favor U.S. firms at the smaller end of the market-capitalization range. Some aim to own an array of value and growth stocks while others employ a discipline that leads to holdings with valuations and growth rates close to the small-cap averages. Stocks in the bottom 10% of the capitalization of the U.S. equity market are defined as small cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. Effective July 3, 2021, this fund was removed from the Plan’s investment options.

Stable Value Fund
The fund’s investment objectives are preservation of principal, consistent returns and a stable credited rate of interest. Managed by Invesco, the fund is primarily comprised of highly rated (AA or higher) insurance company and bank investment contracts issued by financial institutions and other eligible stable value investments that seek to provide participants with safety of principal and accrued interest as well as a stable crediting rate. All contract issuers and securities utilized in the portfolio are rated investment grade at time of purchase.

Target Date Funds
The Target Date Funds seek to provide both income and capital appreciation by investing in multiple asset classes, including stocks, bonds, and cash investments. Target Date Funds provide a diversified exposure to stocks, bonds, and cash for those investors who have a specific date in mind for retirement. Target Date Funds are custom funds aimed to provide investors with an optimal level of return and risk, based solely on the target date. The Target Date Funds are custom fund of funds and invest in other Future Fund investment options and management adjusts the allocation among asset classes to more conservative mixes as the target date approaches, following a preset glide path. A Target Date Fund is part of a suite of funds offering multiple retirement dates to investors. The Plan’s ten Target Date Funds include a Target Date Retirement Fund as well as Target Date Funds in five-year increments (2020-2060).

U.S. Bond Index Fund
The investment seeks to track the performance of a broad, market-weighted bond index. The fund employs an indexing investment approach designed to track the performance of Bloomberg Barclays U.S. Aggregate Bond Index. It invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full index in terms of key risk factors and other characteristics. The fund invests at least 80% of assets in bonds held in the index. It maintains a dollar-weighted average maturity consistent with that of the index, ranging between 5 and 10 years.

Socially Responsible Fund
The investment seeks to track the performance of a benchmark index that measures the investment return of large and mid capitalization stocks and invests primarily in securities of companies that meet the fund's environmental, social and governance criteria. The fund employs a passive management or indexing investment approach designed to track the performance of the S&P 500 Index. The index is composed primarily of large and mid cap stocks that have been screened for certain social and environmental criteria. The fund attempts to replicate the index by investing all, or substantially all, of its assets in the stocks that make up the index.

2.    Summary of Significant Accounting Policies

(a)Basis of Presentation
The Plan prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which include the application of accrual accounting.
(b)Investment Valuation
The value of the investments held at December 31, 2021 and 2020 are stated at fair value with the exception of the fully benefit responsive investment contracts. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. CVS Health common stock and common stock owned directly in the Small Mid Cap Core Fund and the Large Cap Core Fund separately managed funds, are valued based upon quoted market prices.

Corporate bonds are valued at fair value using quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, inputs that are observable for the asset or liability that are not prices (such as interest rates and credit risks), or unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability.

Government securities, U.S. and non-U.S., are valued at fair value using quoted prices for identical assets and liabilities in active markets, quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or inputs that are observable for the asset or liability that are not prices (such as interest rates and credit risks).

The Plan invests in fully benefit responsive synthetic guaranteed investment contracts (“synthetic GICs”) which are investment contracts issued by an insurance company, or other financial institution, backed by a portfolio of bonds that are owned by the Plan. Contract value is the relevant measurement attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the fully benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Common collective trust (“CCT”) funds are valued at the net asset value (“NAV”) and reported by the respective funds at each valuation date.

Refer to Note 3 for further information related to the valuation of investments.

(c)Benefits Paid
Distributions of benefits are recorded when paid. The Plan has made available to participants certain relief under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

(d)Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(e)Accrual Basis of Accounting
The Plan utilizes the accrual basis of accounting.

(f)Investment Income
Dividend and interest income is recorded when earned. Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold as well as held during the year.

(g)Purchases and Sales of Securities
Purchases and sales of securities are made on a trade-date basis. Due to timing of settlements, there may be pending transactions as of the financial statement date that result in a receivable or payable to the Plan.

(h)Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are collateralized by the participant’s account balance and bear interest at a market rate (Prime + 1%). If a participant ceases to make loan repayments, the outstanding loan balance will be deemed defaulted and result in a taxable event to the participant.

3.    Fair Value Measurements

The Plan uses the three-level hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the fair value hierarchy consist of the following:

•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.
•Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active, or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.
•Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and 2020.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end which are reported on an active market (level 1).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded (level 1).

Corporate bonds: Valued at observable quoted prices and inputs (level 2) or investment manager pricing at measurement date (level 3).

U.S. Government securities: Valued at unadjusted closing prices reported on active markets (level 1) or observable quoted prices and inputs (level 2).

Other securities: Valued at observable quoted prices and inputs (level 2).

CCT funds: Valued at the NAV and reported by the respective funds at each valuation date (level 1).

Synthetic GICs: These contracts meet the fully benefit responsive investment contract criteria, and the underlying securities, collective funds, and wrapper contracts are reported at contract value.

The market value of CVS Health common stock was $103.16 and $68.30 per share at December 31, 2021 and 2020, respectively. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Cash	$5,942	$—	$—	$5,942
Mutual funds	8,854,788,000	—	—	8,854,788,000
Common stock	6,324,137,708	—	—	6,324,137,708
Corporate bonds	—	533,534,162	30,663,862	564,198,024
U.S. government securities	269,636,544	393,731,897	—	663,368,441
Other securities	—	45,847,002	—	45,847,002
CCT funds	8,951,440,390	—	—	8,951,440,390
Total investments at fair value	$24,400,008,584	$973,113,061	$30,663,862	25,403,785,507

Synthetic GICs				2,909,717,279
Total investments at contract value				2,909,717,279

Total investments				$28,313,502,786

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash	$165	$—	$—	$165
Mutual funds	8,766,302,034	—	—	8,766,302,034
Common stock	2,862,966,978	—	—	2,862,966,978
Corporate bonds	—	531,614,111	13,768,319	545,382,430
U.S. government securities	236,474,999	386,525,896	—	623,000,895
Other securities	—	41,058,186	—	41,058,186
CCT funds	8,793,173,189	—	—	8,793,173,189
Total investments at fair value	$20,658,917,365	$959,198,193	$13,768,319	21,631,883,877

Synthetic GICs				2,954,581,257
Total investments at contract value				2,954,581,257

Total investments				$24,586,465,134

4.     Notes Receivable from Participants

Participants may obtain loans from the Plan utilizing funds accumulated in their accounts. The minimum amount that may be borrowed is $1,000. Participants can borrow up to 50% of their vested account balance but not more than $50,000, less their highest outstanding loan balance during the previous twelve months. The loans are repaid to the Plan through after-tax payroll deductions and direct repayments to the Recordkeeper. The term of the loan is selected at the discretion of the participant, but may not exceed five years for a general loan and twenty-five years for a primary residence loan, except that primary residence loans initiated under the former CareSave plan, which merged into the Plan as of December 31, 2012, were permitted to have a maximum loan repayment period of up to ten years only. Participants may have two loans outstanding at any time, but no more than one primary residence loan. Interest on loans is equal to the Prime Rate as of the prior month-end plus 1%.

5.    Investment Policy

At December 31, 2021 and 2020, the Plan’s 401(k)-related assets were allocated among the investment options discussed in Note 1(i) based on participants’ elections. The investment options are recommended by an independent investment consultant and approved by the Investment Subcommittee. Notes receivable from participants repayments and interest earned are allocated to each of the investment funds based upon the participants’ contribution election percentages.

6.    Plan Termination and Related Commitments

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Company terminates the Plan, all participants in the Plan become fully vested.

7.    Federal Income Taxes

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated February 16, 2017, confirming the 2016 amended and restated document was qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan has been further amended and restated, most recently as of January 1, 2021, to comply with all laws since the last determination letter in 2017. The IRS no longer allows for interim determination letter request following a restatement. The Plan Administrator believes the Plan, as most recently amended and restated, conforms with, and is being operated in compliance with, the applicable requirements of the Code and, therefore, the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; in January 2021 the U.S. Department of Labor completed a routine audit for Plan years 2017 through 2019 and issued a no further action closing letter dated January 14, 2021.

8.    Transactions with Parties-In-Interest

As of December 31, 2021 and 2020, certain Plan investments are investment funds managed by the Plan’s Trustee, The Bank of New York Mellon. The Plan also invests in shares of CVS Health’s common stock and records associated dividend income. Although these transactions qualify as party-in-interest transactions, they are exempt from the prohibited transaction rule under ERISA.

9.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2021 and 2020:

	2021	2020
Net assets available for benefits per the financial statements	$28,612,278,646	$24,878,956,942
Adjustment from contract value to fair value for certain fully benefit responsive investment contracts	88,132,209	130,756,873
Net assets available for benefits per the Form 5500	$28,700,410,855	$25,009,713,815

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2021 and 2020:

	2021	2020
Total additions per the financial statements	$5,620,370,209	$13,907,926,485
Net change on adjustment from contract value to fair value for certain fully benefit responsive investment contracts	(42,624,664)	123,761,602
Total income per the Form 5500	$5,577,745,545	$14,031,688,087

10.    Investment Contracts with Insurance Companies

The Plan holds a portfolio of investment contracts which could include synthetic guaranteed investment contracts. These contracts meet the fully benefit‐responsive investment contract criteria and, therefore, are reported at contract value. Contract value is the relevant measure for fully benefit‐responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less withdrawals.

Synthetic guaranteed investment contracts are issued by insurance companies or other financial institutions, backed by a portfolio of bonds. The bond portfolio may be structured as a fixed income separately managed account or collective fund. The bond portfolio is owned directly by the Plan (synthetic guaranteed investment contract). The issuer guarantees that all qualified participant withdrawals will be at contract value and that the crediting rate applied will not be less than 0%. Crediting rates are typically reset monthly to account for the difference between the contract value and the fair value of the underlying portfolio.

If the Plan defaults in its obligations under the contract (including the issuer's determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination. Each contract recognizes certain "events of default" which can invalidate the contracts' coverage. Among these are investments outside of the range of instruments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the issuer, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, delivery of any communication to plan participants to influence a participant not to invest in the stable value option, termination of the plan or failure of the Plan to be tax qualified.

The contracts also generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include, but not be limited to, the following:

•The redemption of all or a portion of the interests in the Plan at the direction of the plan sponsor, including partial termination of the plan, withdrawals due to the removal of a specifically identifiable group of employees from coverage under the plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, or the bankruptcy or insolvency of the plan sponsor.

At this time, the occurrence of any such market value adjustment event is not probable.

11.     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The coronavirus disease 2019 (“COVID-19”) pandemic continues to impact the economies of the U.S. and other countries around the world, as well as the values of investment securities. As of June 23, 2022, the impact of COVID-19 on the Plan’s net assets, including with respect to certain COVID-19 related relief that was allowable and offered under the Plan, has not been material. The impact of COVID-19 on companies and the U.S. and global economies continues to evolve and the potential future effects of COVID-19 on the Plan’s net assets are uncertain.

CVS HEALTH FUTURE FUND 401(k) PLAN

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021
Plan Number: 017 EIN 05-0494040

Fund	Par value /number of shares	Identity of issue	Description	Current Value**

Small Cap Index Fund	59,956,586	Vanguard Small Cap Index Fund	Mutual Fund	$1,071,541,044
Mid Cap Index Fund	138,524,883	Vanguard Mid Cap Index Fund	Mutual Fund	2,673,889,984
International Equity Index Fund	187,159,742	Vanguard Developed Markets Index Fund Institutional Shares	Mutual Fund	2,807,537,619
Inflation-Protected Bond Fund	6,529,521	Vanguard Inflation-Protected Securities Admiral Fund	Mutual Fund	82,886,395
Socially Responsible Fund	4,717,827	Large Cap Equity Neuberger Berman	Mutual Fund	99,047,744
Core Equity Fund	296,936,246	Vanguard Institutional 500 Index Trust Fund	Common Collective Trust Fund	5,950,232,094
U.S. Bond Index Fund	224,287,537	Vanguard Total Bond Market Index Trust Fund	Common Collective Trust Fund	2,585,048,436
Real Asset Index Fund	11,651,724	Real Asset Index Fund	Common Collective Trust Fund	146,040,914
Emerging Markets Index Fund	50,926,971	Emerging Markets Index Fund	Mutual Fund	582,551,226

CVS Health Common Stock Fund	14,665,979	CVS Health Common Stock	CVS Health Corporation Common Stock	1,512,942,394
	18,164,586	EB Temporary Investment Fund *	Common Collective Trust Fund	18,164,586

	2,157,175	EB Temporary Investment Fund *	Common Collective Trust Fund	2,157,175

Stable Value Fund		Invesco Voya Core, Invesco Floating Portfolio	Separately Managed Fund
	375,000	ABBVIE INC	Synthetic	$447,453
	438,000	ABBVIE INC	Synthetic	523,945
	500,000	ABBVIE INC	Synthetic	589,410
	263,000	ABBVIE INC	Synthetic	272,897
	140,000	ABBVIE INC	Synthetic	160,626
	129,000	ABBVIE INC	Synthetic	157,795
	1,000,000	ABERDEEN ASIA-PACIFIC	Synthetic	1,073,642
	200,000	ABN AMRO BANK NV 144A	Synthetic	199,831
	650,000	ABU DHABI GOVERNMENT INTE 144A	Synthetic	703,788
	82,000	AEP TEXAS INC	Synthetic	82,986
	168,000	AEP TEXAS INC 144A	Synthetic	179,204
	185,000	AEP TRANSMISSION CO LLC	Synthetic	204,221
	261,000	AES CORP/THE	Synthetic	253,289
	215,000	AES CORP/THE 144A	Synthetic	229,061
	1,000,000	AGL CLO 5 LTD 5A A1R 144A	Synthetic	999,439
	1,000,000	AGL ENERGY LTD SER C GTD SR NT	Synthetic	1,088,258
	1,000,000	AGNICO EAGLE MINES LIMITED	Synthetic	1,038,899
	94,424	AIR CANADA 2020-2 CLASS A 144A	Synthetic	102,774
	95,000	ALABAMA POWER CO	Synthetic	100,658
	216,579	ALASKA AIRLINES 2020-1 CL 144A	Synthetic	236,621
	492,000	ALIBABA GROUP HOLDING LTD	Synthetic	517,546
	520,000	ALLEGANY PARK CLO LT 1A A 144A	Synthetic	520,115
	87,000	ALLIANT ENERGY FINANCE LL 144A	Synthetic	90,116
	14,000	ALTRIA GROUP INC	Synthetic	15,791
	55,000	ALTRIA GROUP INC	Synthetic	66,109
	255,000	ALTRIA GROUP INC	Synthetic	318,222
	200,000	ALTRIA GROUP INC	Synthetic	206,314
	116,000	ALTRIA GROUP INC	Synthetic	110,132
	498,000	ALTRIA GROUP INC	Synthetic	464,196
	250,000	AMAZON.COM INC	Synthetic	259,612
	112,000	AMAZON.COM INC	Synthetic	119,574

84,095	AMERICAN AIRLINES 2016-2 CLASS	Synthetic	84,524
24,219	AMERICAN AIRLINES 2017-1 CLASS	Synthetic	24,164
25,938	AMERICAN AIRLINES 2017-2 CLASS	Synthetic	25,224
289,000	AMERICAN CAMPUS COMMUNITIES OP	Synthetic	285,839
117,000	AMERICAN HOMES 4 RENT LP	Synthetic	114,664
189,000	AMERICAN INTERNATIONAL GROUP I	Synthetic	208,959
331,000	AMERICAN INTERNATIONAL GROUP I	Synthetic	358,740
204,000	AMERICAN INTERNATIONAL GROUP I	Synthetic	233,101
239,000	AMERICAN INTERNATIONAL GROUP I	Synthetic	258,446
1,000,000	AMERICAN TRANSMISSION CO LLC	Synthetic	1,071,822
111,000	AMERICAN TRANSMISSION SYS 144A	Synthetic	142,169
120,000	AMERICAN TRANSMISSION SYS 144A	Synthetic	121,115
750,000	AMERICREDIT AUTOMOBILE REC 1 B	Synthetic	755,155
500,000	AMERICREDIT AUTOMOBILE REC 2 B	Synthetic	500,772
400,000	AMERICREDIT AUTOMOBILE REC 2 B	Synthetic	403,763
400,000	AMGEN INC	Synthetic	416,982
105,000	AMGEN INC	Synthetic	101,881
52,000	AMPHENOL CORP	Synthetic	59,078
66,000	ANALOG DEVICES INC	Synthetic	66,755
70,000	ANGLO AMERICAN CAPITAL PL 144A	Synthetic	73,479
323,000	ANHEUSER-BUSCH COS LLC / ANHEU	Synthetic	389,800
150,000	ANHEUSER-BUSCH COS LLC / ANHEU	Synthetic	189,590
509,000	ANHEUSER-BUSCH INBEV FINANCE I	Synthetic	566,302
95,000	ANHEUSER-BUSCH INBEV WORLDWIDE	Synthetic	124,332
198,000	ANTHEM INC	Synthetic	207,230
710,000	APIDOS CLO XXV 25A A1R 144A	Synthetic	710,004
176,000	APPALACHIAN POWER CO	Synthetic	189,364
132,000	APPALACHIAN POWER CO	Synthetic	135,302
136,000	APPLE INC	Synthetic	160,150
65,000	APPLE INC	Synthetic	81,550
75,000	APPLE INC	Synthetic	87,685
600,000	APPLE INC	Synthetic	589,924
145,000	APPLE INC	Synthetic	143,436
1,000,000	ARCTIC SLOPE REGIONAL CORP	Synthetic	1,034,086
190,000	ARIZONA PUBLIC SERVICE CO	Synthetic	198,834
1,000,000	ARTHUR J GALLAGHER &CO SR NT Q	Synthetic	1,081,884
275,000	ASSURANT INC	Synthetic	291,645
227,000	ASSURANT INC	Synthetic	222,618
120,000	ASTRAZENECA FINANCE LLC	Synthetic	119,302
401,000	ASTRAZENECA PLC	Synthetic	387,871
99,000	AT&T INC	Synthetic	118,285
258,000	AT&T INC	Synthetic	298,041
55,000	AT&T INC	Synthetic	56,526
335,000	AT&T INC	Synthetic	346,941
504,000	AT&T INC	Synthetic	489,959
175,000	AT&T INC	Synthetic	171,376
453,000	AT&T INC	Synthetic	443,053
264,000	ATHENE GLOBAL FUNDING 144A	Synthetic	275,974
81,000	AVANGRID INC	Synthetic	85,123
61,000	AVIATION CAPITAL GROUP LL 144A	Synthetic	62,791
109,000	AVIATION CAPITAL GROUP LL 144A	Synthetic	114,294
240,000	AVIATION CAPITAL GROUP LL 144A	Synthetic	262,581
113,000	AVIATION CAPITAL GROUP LL 144A	Synthetic	109,755
73,000	AVNET INC	Synthetic	72,064
54,000	AVOLON HOLDINGS FUNDING L 144A	Synthetic	55,162
230,000	AVOLON HOLDINGS FUNDING L 144A	Synthetic	243,730
82,000	AVOLON HOLDINGS FUNDING L 144A	Synthetic	80,481
248,000	AVOLON HOLDINGS FUNDING L 144A	Synthetic	243,341
156,000	BALTIMORE GAS AND ELECTRIC CO	Synthetic	156,123
200,000	BANCO SANTANDER SA	Synthetic	204,705
200,000	BANCO SANTANDER SA	Synthetic	206,869
200,000	BANCO SANTANDER SA	Synthetic	206,718

1,248,000	BANK 2017-BNK4 BNK4 D 144A	Synthetic	1,168,701
700,000	BANK 2017-BNK8 BNK8 A4	Synthetic	757,477
300,000	BANK 2017-BNK9 BNK9 D 144A	Synthetic	261,905
430,000	BANK 2019-BNK21 BN21 A5	Synthetic	451,681
255,000	BANK 2021-BNK35 BN35 C	Synthetic	252,349
200,000	BANK 2021-BNK36 BN36 A5	Synthetic	204,388
600,000	BANK 2021-BNK37 BN37 A5	Synthetic	620,885
236,000	BANK OF AMERICA CORP	Synthetic	250,880
330,000	BANK OF AMERICA CORP	Synthetic	364,123
160,000	BANK OF AMERICA CORP	Synthetic	171,024
239,000	BANK OF AMERICA CORP	Synthetic	261,500
274,000	BANK OF AMERICA CORP	Synthetic	297,354
300,000	BANK OF AMERICA CORP	Synthetic	334,482
195,000	BANK OF AMERICA CORP	Synthetic	203,933
200,000	BANK OF AMERICA CORP	Synthetic	247,422
35,000	BANK OF AMERICA CORP	Synthetic	35,450
100,000	BANK OF AMERICA CORP	Synthetic	96,257
167,000	BANK OF AMERICA CORP	Synthetic	159,832
461,000	BANK OF AMERICA CORP	Synthetic	455,402
267,000	BANK OF AMERICA CORP	Synthetic	261,671
501,000	BANK OF AMERICA CORP	Synthetic	497,351
125,000	BANK OF AMERICA CORP	Synthetic	126,853
258,000	BANK OF AMERICA CORP	Synthetic	256,187
175,000	BANK OF AMERICA CORP	Synthetic	175,841
530,000	BANK OF AMERICA MERRILL BNK3 B	Synthetic	560,040
200,000	BARCLAYS PLC	Synthetic	204,827
1,333,333	BASIN ELEC PWR COOP	Synthetic	1,470,757
300,000	BAT CAPITAL CORP	Synthetic	316,094
270,000	BAT CAPITAL CORP	Synthetic	280,973
246,000	BAT CAPITAL CORP	Synthetic	239,711
119,000	BAT CAPITAL CORP	Synthetic	115,480
119,000	BAT CAPITAL CORP	Synthetic	114,304
175,000	BAT CAPITAL CORP	Synthetic	168,218
80,000	BAXTER INTERNATIONAL INC 144A	Synthetic	80,293
160,000	BAXTER INTERNATIONAL INC 144A	Synthetic	161,159
120,000	BAXTER INTERNATIONAL INC 144A	Synthetic	121,226
60,000	BAXTER INTERNATIONAL INC 144A	Synthetic	61,730
250,000	BEECHWOOD PARK CLO 1A A1 144A	Synthetic	250,066
320,000	BENCHMARK 2019-B10 MORT B10 A4	Synthetic	352,586
2,000,000	BENCHMARK 2021-B29 MORT B29 A5	Synthetic	2,024,609
600,000	BENEFIT STREET PART 19A A 144A	Synthetic	600,076
208,000	BERKSHIRE HATHAWAY ENERGY CO	Synthetic	197,578
205,000	BERRY GLOBAL INC	Synthetic	200,263
164,000	BERRY GLOBAL INC	Synthetic	162,524
208,000	BLACK HILLS CORP	Synthetic	218,416
148,000	BLACK HILLS CORP	Synthetic	153,942
80,000	BLACK HILLS CORP	Synthetic	83,076
193,000	BLACK HILLS CORP	Synthetic	190,769
65,000	BLACKROCK INC	Synthetic	64,491
500	BLACKSTONE / GSO LONG-SHORT	Synthetic	516,085
1,000	BLACKSTONE / GSO STRATEGIC CR	Synthetic	1,032,170
113,000	BLACKSTONE HOLDINGS FINAN 144A	Synthetic	109,743
305,000	BLACKSTONE HOLDINGS FINAN 144A	Synthetic	293,608
233,000	BLACKSTONE HOLDINGS FINAN 144A	Synthetic	226,784
135,000	BLACKSTONE SECURED LENDIN 144A	Synthetic	131,609
4,901,928	BLUEMOUNTAIN CLO 2 2A A1R 144A	Synthetic	4,902,085
136,000	BMW US CAPITAL LLC 144A	Synthetic	142,016
292,000	BNP PARIBAS SA 144A	Synthetic	292,876
233,000	BNP PARIBAS SA 144A	Synthetic	223,217
320,000	BNP PARIBAS SA 144A	Synthetic	329,326
300,000	BOEING CO/THE	Synthetic	311,366
178,000	BOEING CO/THE	Synthetic	180,989

535,000	BOEING CO/THE	Synthetic	585,328
348,000	BOEING CO/THE	Synthetic	371,102
126,000	BOSTON PROPERTIES LP	Synthetic	131,923
168,000	BOSTON PROPERTIES LP	Synthetic	176,013
156,000	BP CAPITAL MARKETS AMERICA INC	Synthetic	168,356
120,000	BP CAPITAL MARKETS AMERICA INC	Synthetic	126,322
250,000	BP CAPITAL MARKETS AMERICA INC	Synthetic	282,184
497,000	BPCE SA 144A	Synthetic	534,248
267,000	BPCE SA 144A	Synthetic	267,853
271,000	BPCE SA 144A	Synthetic	276,852
350,000	BRISTOL-MYERS SQUIBB CO	Synthetic	413,999
175,000	BRISTOL-MYERS SQUIBB CO	Synthetic	216,259
117,000	BRISTOL-MYERS SQUIBB CO	Synthetic	110,678
69,477	BRITISH AIRWAYS 2020-1 CL 144A	Synthetic	73,915
272,000	BROOKFIELD FINANCE INC	Synthetic	299,256
149,000	BURLINGTON NORTHERN SANTA FE L	Synthetic	199,546
180,000	BURLINGTON RESOURCES LLC	Synthetic	244,848
300,000	BX COMMERCIAL MORT VIV2 C 144A	Synthetic	303,910
255,000	CANADIAN NATURAL RESOURCES LTD	Synthetic	327,795
60,000	CANADIAN NATURAL RESOURCES LTD	Synthetic	82,775
299,000	CANADIAN PACIFIC RAILWAY CO	Synthetic	310,977
58,000	CANADIAN PACIFIC RAILWAY CO	Synthetic	59,136
275,000	CANADIAN PACIFIC RAILWAY CO	Synthetic	281,207
110,000	CANADIAN PACIFIC RAILWAY CO	Synthetic	113,115
166,000	CAPITAL ONE FINANCIAL CORP	Synthetic	174,709
150,000	CAPITAL ONE FINANCIAL CORP	Synthetic	149,233
145,000	CAPITAL ONE FINANCIAL CORP	Synthetic	144,603
500,000	CARDS II TRUST 1A A 144A	Synthetic	494,209
105,000	CARGILL INC 144A	Synthetic	126,100
150,000	CARGILL INC 144A	Synthetic	147,893
250,000	CARLYLE C17 CLO C17A A1AR 144A	Synthetic	250,203
92,244	CARMAX AUTO OWNER TRUST 2 4 A3	Synthetic	92,895
850,000	CARMAX AUTO OWNER TRUST 20 2 B	Synthetic	872,825
600,000	CARMAX AUTO OWNER TRUST 20 4 B	Synthetic	611,690
1,000,000	CARMAX AUTO SUPERSTORES INC	Synthetic	1,035,930
2,000,000	CASEYS GEN STORES INC	Synthetic	2,068,898
1,000,000	CASEYS GEN STORES INC	Synthetic	1,064,396
192,000	CBRE SERVICES INC	Synthetic	193,106
1,695,814	CD 2016-CD1 MORTGAGE TR CD1 XA	Synthetic	85,925
62,000	CDW LLC / CDW FINANCE CORP	Synthetic	63,527
85,000	CDW LLC / CDW FINANCE CORP	Synthetic	88,433
170,000	CELANESE US HOLDINGS LLC	Synthetic	165,869
625,000	CELULOSA ARAUCO Y CONSTIT 144A	Synthetic	665,625
153,000	CENOVUS ENERGY INC	Synthetic	153,373
400,000	CHARTER COMMUNICATIONS OPERATI	Synthetic	386,715
110,000	CHARTER COMMUNICATIONS OPERATI	Synthetic	107,327
10	CHASE FUNDING LOAN ACQUI C2 1A	Synthetic	10
1,433	CHASE FUNDING TRUST SERI 5 2A2	Synthetic	1,379
115,000	CHENIERE CORPUS CHRISTI HOLDIN	Synthetic	123,183
46,000	CHEVRON CORP	Synthetic	46,994
31,000	CHEVRON USA INC	Synthetic	33,491
700,000	CHILE GOVERNMENT INTERNATIONAL	Synthetic	695,632
114,000	CHUBB INA HOLDINGS INC	Synthetic	107,371
62,000	CHUBB INA HOLDINGS INC	Synthetic	62,191
40,000	CHURCH & DWIGHT CO INC	Synthetic	40,342
144,000	CI FINANCIAL CORP	Synthetic	156,064
380,000	CIFC FUNDING 2019-V 6A A1 144A	Synthetic	380,028
200,000	CIGNA CORP	Synthetic	227,300
222,000	CIGNA CORP	Synthetic	273,060
90,000	CIGNA CORP	Synthetic	116,291
200,000	CITIGROUP COMMERCIAL MORT P5 C	Synthetic	209,778
100,000	CITIGROUP INC	Synthetic	108,127

232,000	CITIGROUP INC	Synthetic	248,764
150,000	CITIGROUP INC	Synthetic	161,781
84,000	CITIGROUP INC	Synthetic	90,105
95,000	CITIGROUP INC	Synthetic	95,493
112,000	CITIGROUP INC	Synthetic	110,089
67,000	CITIGROUP INC	Synthetic	66,339
116,000	CITRIX SYSTEMS INC	Synthetic	112,970
475,000	CK HUTCHISON INTERNATIONA 144A	Synthetic	480,177
207,000	CLEVELAND ELECTRIC ILLUMI 144A	Synthetic	220,384
224,000	CNO GLOBAL FUNDING 144A	Synthetic	221,289
23,000	COLUMBIA PROPERTY TRUST OPERAT	Synthetic	24,939
42,000	COLUMBIA PROPERTY TRUST OPERAT	Synthetic	45,650
173,000	COMCAST CORP	Synthetic	200,463
180,000	COMCAST CORP	Synthetic	186,677
200,000	COMCAST CORP	Synthetic	218,274
1,794,443	COMM 2012-CCRE2 MORTGAG CR2 XA	Synthetic	2,905
2,554,828	COMM 2012-CCRE4 MORTGAG CR4 XA	Synthetic	20,812
4,725,319	COMM 2012-CCRE5 MORTGAG CR5 XA	Synthetic	40,091
172,000	COMM 2013-CCRE13 MORTG CR13 A4	Synthetic	180,455
3,364,835	COMM 2016-COR1 MORTGAG COR1 XA	Synthetic	171,799
4,800,000	COMM 2016-CR28 MORTGAGE CR28 D	Synthetic	4,778,318
7,400,000	COMMIT TO PUR FNMA SF MTG	Synthetic	7,360,723
2,200,000	COMMIT TO PUR FNMA SF MTG	Synthetic	2,238,940
10,400,000	COMMIT TO PUR GNMA II JUMBOS	Synthetic	10,505,177
211,000	COMMONWEALTH BANK OF AUST 144A	Synthetic	207,500
255,000	COMMONWEALTH BANK OF AUST 144A	Synthetic	266,604
300,000	COMMONWEALTH EDISON CO	Synthetic	338,277
35,000	CONSOLIDATED EDISON CO OF NEW	Synthetic	43,515
88,000	CONSOLIDATED EDISON CO OF NEW	Synthetic	99,374
85,000	CONTINENTAL RESOURCES INC/OK	Synthetic	94,201
510,000	COOPERATIEVE RABOBANK UA	Synthetic	552,479
135,000	CORNING INC	Synthetic	178,220
200,000	CORP FINANCIERA DE DESARR REGS	Synthetic	217,500
346,000	COTERRA ENERGY INC 144A	Synthetic	371,820
259,000	CREDIT AGRICOLE SA/LONDON 144A	Synthetic	259,498
423,000	CREDIT SUISSE AG 144A	Synthetic	455,254
326,000	CROWN CASTLE INTERNATIONAL COR	Synthetic	314,823
1,320,000	CSAIL 2017-CX9 COMMERCI CX9 A5	Synthetic	1,410,768
130,000	CSX CORP	Synthetic	168,597
110,000	CUBESMART LP	Synthetic	110,015
65,000	CUBESMART LP	Synthetic	64,712
12,000	CVS HEALTH CORP	Synthetic	12,934
57,000	CVS HEALTH CORP	Synthetic	60,187
187,000	DAIMLER FINANCE NORTH AME 144A	Synthetic	193,270
60,000	DANAHER CORP	Synthetic	59,166
320,000	DBJPM 2016-C3 MORTGA C3 D 144A	Synthetic	268,242
540,000	DBWF MORTGAGE TRUST LCM D 144A	Synthetic	487,960
1,000,000	DCC TREAS IRELAND	Synthetic	1,037,319
2,000,000	DELOITTE LLP	Synthetic	2,069,317
46,681	DELTA AIR LINES 2020-1 CLASS A	Synthetic	46,479
48,000	DELTA AIR LINES INC / SKY 144A	Synthetic	50,449
275,000	DELTA AIR LINES INC / SKY 144A	Synthetic	300,295
455,000	DIAMONDBACK ENERGY INC	Synthetic	472,023
190,000	DIAMONDBACK ENERGY INC	Synthetic	200,379
180,000	DIAMONDBACK ENERGY INC	Synthetic	190,873
18,000	DIAMONDBACK ENERGY INC	Synthetic	18,552
174,000	DIGITAL REALTY TRUST LP	Synthetic	192,622
275,000	DISCOVER BANK	Synthetic	287,410
200,000	DISCOVERY COMMUNICATIONS LLC	Synthetic	217,359
320,000	DISCOVERY COMMUNICATIONS LLC	Synthetic	396,662
170,000	DOMINION ENERGY INC	Synthetic	177,225
88,000	DOMINION ENERGY SOUTH CAROLINA	Synthetic	88,724

325,000	DOW CHEMICAL CO/THE	Synthetic	383,827
176,000	DOW CHEMICAL CO/THE	Synthetic	203,148
400,000	DOW CHEMICAL CO/THE	Synthetic	430,919
37,000	DTE ELECTRIC CO	Synthetic	38,739
620,000	DUKE ENERGY CAROLINAS LLC	Synthetic	711,661
64,000	DUKE ENERGY CAROLINAS LLC	Synthetic	72,072
200,000	DUKE ENERGY CAROLINAS LLC	Synthetic	210,915
120,000	DUKE ENERGY CAROLINAS LLC	Synthetic	133,437
68,000	DUKE ENERGY CAROLINAS LLC	Synthetic	69,801
225,000	DUKE ENERGY CORP	Synthetic	233,438
130,000	DUKE ENERGY FLORIDA LLC	Synthetic	131,597
350,000	DUKE ENERGY PROGRESS LLC	Synthetic	408,646
138,000	DUKE ENERGY PROGRESS LLC	Synthetic	164,024
188,000	DUKE ENERGY PROGRESS LLC	Synthetic	209,471
176,000	DUKE ENERGY PROGRESS LLC	Synthetic	189,924
148,000	DUKE REALTY LP	Synthetic	157,090
63,000	DUKE REALTY LP	Synthetic	70,329
119,000	DUQUESNE LIGHT HOLDINGS I 144A	Synthetic	116,326
110,000	DXC TECHNOLOGY CO	Synthetic	108,696
110,000	DXC TECHNOLOGY CO	Synthetic	107,529
140,000	ECOLAB INC	Synthetic	138,836
193,000	ELEMENT FLEET MANAGEMENT 144A	Synthetic	205,123
244,347	ELFI GRADUATE LOAN PR A A 144A	Synthetic	246,707
169,000	EMPOWER FINANCE 2020 LP 144A	Synthetic	163,873
200,000	EMPRESA NACIONAL DEL PETR REGS	Synthetic	215,500
325,000	EMPRESA NACIONAL DEL PETR REGS	Synthetic	333,531
95,000	ENERGY TRANSFER LP	Synthetic	107,254
110,000	ENERGY TRANSFER LP	Synthetic	133,238
205,000	ENERGY TRANSFER LP	Synthetic	210,656
22,000	ENERGY TRANSFER LP	Synthetic	23,096
454,000	ENERGY TRANSFER LP	Synthetic	519,865
101,000	ENTERGY CORP	Synthetic	102,784
271,000	ENTERGY CORP	Synthetic	262,472
185,000	ENTERGY CORP	Synthetic	182,204
112,000	ENTERGY LOUISIANA LLC	Synthetic	133,214
200,000	ENTERGY LOUISIANA LLC	Synthetic	237,742
93,000	ENTERGY TEXAS INC	Synthetic	101,844
109,000	EQUINOR ASA	Synthetic	117,101
885,482	ERGON PERU S A C	Synthetic	921,382
1,000,000	ESSILOR INTL (COMPAGNIE GENERA	Synthetic	1,000,587
130,000	EVERSOURCE ENERGY	Synthetic	127,395
75,000	EXELON CORP	Synthetic	83,330
110,000	EXELON CORP	Synthetic	138,087
95,000	EXXON MOBIL CORP	Synthetic	112,148
607,416	FANNIE MAE CONNECTICUT C06 1M2	Synthetic	627,092
1,325,000	FEDERAL HOME LN BK CONS BD	Synthetic	1,374,993
111,000	FEDERAL REALTY INVESTMENT TRUS	Synthetic	113,203
136,000	FEDEX CORP	Synthetic	151,753
148,000	FEDEX CORP	Synthetic	174,296
125,000	FEDEX CORP	Synthetic	140,333
234,000	FEDEX CORP	Synthetic	264,395
6,073	FHLMC POOL #1H-2548	Synthetic	6,360
9,638	FHLMC POOL #1H-2601	Synthetic	10,244
51,264	FHLMC POOL #2B-6384	Synthetic	53,197
76,335	FHLMC POOL #2B-6451	Synthetic	79,338
78,611	FHLMC POOL #A9-6423	Synthetic	88,479
69,861	FHLMC POOL #C9-1403	Synthetic	74,343
2,031	FHLMC POOL #G0-3073	Synthetic	2,308
196,885	FHLMC POOL #G0-4540	Synthetic	228,446
92,125	FHLMC POOL #G0-5816	Synthetic	103,624
1,188,953	FHLMC POOL #G0-7921	Synthetic	1,279,559
64,244	FHLMC POOL #G0-8655	Synthetic	70,050

228,468	FHLMC POOL #G0-8693	Synthetic	243,868
76,208	FHLMC POOL #G0-8707	Synthetic	82,522
108,352	FHLMC POOL #G6-0238	Synthetic	116,712
742,075	FHLMC POOL #G6-0250	Synthetic	799,272
433,845	FHLMC POOL #G6-1573	Synthetic	457,373
409,397	FHLMC POOL #G6-1594	Synthetic	429,522
472,701	FHLMC POOL #G6-1748	Synthetic	508,879
92,585	FHLMC POOL #G6-7700	Synthetic	99,721
158,693	FHLMC POOL #G6-7702	Synthetic	173,490
308,965	FHLMC POOL #G6-7706	Synthetic	332,499
247,798	FHLMC POOL #G6-7707	Synthetic	268,229
920,667	FHLMC POOL #G6-7709	Synthetic	990,818
454,761	FHLMC POOL #G6-7710	Synthetic	486,533
527,153	FHLMC POOL #G6-7712	Synthetic	579,409
564,517	FHLMC POOL #G6-7713	Synthetic	613,080
53,951	FHLMC POOL #Q0-2669	Synthetic	59,093
50,455	FHLMC POOL #Q0-4636	Synthetic	55,422
20,371	FHLMC POOL #Q0-4674	Synthetic	22,304
43,868	FHLMC POOL #Q0-5292	Synthetic	48,035
96,847	FHLMC POOL #Q0-5793	Synthetic	106,053
122,081	FHLMC POOL #Q3-2638	Synthetic	131,499
196,160	FHLMC POOL #Q3-3095	Synthetic	211,292
107,565	FHLMC POOL #Q3-6103	Synthetic	116,679
53,971	FHLMC POOL #Q3-6104	Synthetic	58,455
46,203	FHLMC POOL #Q3-6126	Synthetic	50,295
109,408	FHLMC POOL #Q3-6181	Synthetic	118,681
67,502	FHLMC POOL #Q3-6283	Synthetic	73,749
140,699	FHLMC POOL #Q3-7437	Synthetic	153,979
175,824	FHLMC POOL #Q3-7876	Synthetic	192,582
126,042	FHLMC POOL #Q3-8474	Synthetic	137,372
126,490	FHLMC POOL #Q4-0496	Synthetic	135,758
172,049	FHLMC POOL #Q4-1085	Synthetic	183,888
240,728	FHLMC POOL #Q4-1744	Synthetic	253,699
108,986	FHLMC POOL #Q4-1930	Synthetic	115,179
120,328	FHLMC POOL #Q4-1931	Synthetic	126,804
61,511	FHLMC POOL #Q4-4624	Synthetic	66,812
66,108	FHLMC POOL #Q4-4658	Synthetic	71,795
426,661	FHLMC POOL #Q4-6277	Synthetic	457,524
229,378	FHLMC POOL #Q4-9490	Synthetic	243,805
200,447	FHLMC POOL #Q5-0695	Synthetic	216,217
104,407	FHLMC POOL #Q5-4870	Synthetic	111,797
193,709	FHLMC POOL #Q5-9717	Synthetic	210,907
345,425	FHLMC POOL #Q5-9721	Synthetic	374,311
963,694	FHLMC POOL #QA-4675	Synthetic	1,009,524
841,337	FHLMC POOL #QA-5182	Synthetic	881,826
74,933	FHLMC POOL #U8-0035	Synthetic	80,474
594,311	FHLMC POOL #U9-9115	Synthetic	638,743
1,183,711	FHLMC POOL #U9-9163	Synthetic	1,273,171
339,937	FHLMC POOL #V8-3907	Synthetic	362,753
66,078	FHLMC POOL #Z4-0007	Synthetic	76,665
520,330	FHLMC POOL #ZA-6681	Synthetic	561,176
16,922	FHLMC MULTICLASS MTG 2519 ZD	Synthetic	18,859
54,908	FHLMC MULTICLASS MTG 2541 NE	Synthetic	61,913
22,244	FHLMC MULTICLASS MTG 2861 Z	Synthetic	25,561
78,359	FHLMC MULTICLASS MTG 3351 ZC	Synthetic	87,405
61,921	FHLMC MULTICLASS MTG 3394 ZY	Synthetic	71,040
116,557	FHLMC MULTICLASS MTG 3662 ZB	Synthetic	133,124
75,035	FHLMC MULTICLASS MTG 3724 CM	Synthetic	84,250
1,021,838	FHLMC MULTICLASS MTG 3751 ME	Synthetic	1,085,750
822,563	FHLMC MULTICLASS MTG 3753 KZ	Synthetic	895,211
516,270	FHLMC MULTICLASS MTG 3843 JZ	Synthetic	611,786
530,000	FHLMC MULTICLASS MTG 3867 PL	Synthetic	598,605

1,395,052	FHLMC MULTICLASS MTG 3898 KD	Synthetic	1,532,931
280,000	FHLMC MULTICLASS MTG 3934 KB	Synthetic	318,501
1,838,906	FHLMC MULTICLASS MTG 4048 CE	Synthetic	2,045,144
210,000	FHLMC MULTICLASS MTG 4235 QD	Synthetic	223,415
1,367,265	FHLMC MULTICLASS MTG 4310 BZ	Synthetic	1,479,451
2,600,000	FHLMC MULTICLASS MTG 4427 LB	Synthetic	2,866,136
154,704	FHLMC MULTICLASS MTG 4468 EV	Synthetic	156,392
773,224	FHLMC MULTICLASS MTG 4634 ZM	Synthetic	987,492
12,094	FHLMC MULTICLASS MTG 4678 AB	Synthetic	12,115
17,429	FHLMC MULTICLASS MTG 4754 QA	Synthetic	18,129
455,556	FHLMC MULTICLASS MTG 4793 CD	Synthetic	470,625
1,049,876	FHLMC MULTICLASS MTG 4950 KE	Synthetic	1,079,712
349,000	FHLMC MULTICLASS MTG K052 A2	Synthetic	370,965
926,000	FHLMC MULTICLASS MTG K735 A2	Synthetic	979,435
499,000	FHLMC MULTICLASS MTG K736 A2	Synthetic	516,794
206,945	FHLMC MULTICLASS MTG R003 ZA	Synthetic	234,514
814,512	FHLMC MULTICLASS STRIP 326 350	Synthetic	856,549
300,000	FIDELITY NATIONAL INFORMATION	Synthetic	292,222
154,000	FIRSTENERGY CORP	Synthetic	154,477
442,000	FISERV INC	Synthetic	475,345
206,000	FLEX INTERMEDIATE HOLDCO 144A	Synthetic	206,782
265,000	FLORIDA GAS TRANSMISSION 144A	Synthetic	286,018
110,000	FLORIDA POWER & LIGHT CO	Synthetic	111,556
250,000	FMC CORP	Synthetic	299,888
29,823	FNMA POOL #0251366	Synthetic	32,688
53,026	FNMA POOL #0310015	Synthetic	59,793
102,722	FNMA POOL #0357342	Synthetic	116,046
5,866	FNMA POOL #0372188	Synthetic	5,971
2,106	FNMA POOL #0535575	Synthetic	2,114
1,856	FNMA POOL #0545349	Synthetic	1,875
268,024	FNMA POOL #0633699	Synthetic	297,939
134,269	FNMA POOL #0682088	Synthetic	150,194
59,849	FNMA POOL #0725423	Synthetic	67,049
105,596	FNMA POOL #0735925	Synthetic	119,346
3,099	FNMA POOL #0745275	Synthetic	3,504
111,346	FNMA POOL #0759850	Synthetic	127,168
3,239	FNMA POOL #0826398	Synthetic	3,259
17,551	FNMA POOL #0889139	Synthetic	19,662
25,672	FNMA POOL #0909169	Synthetic	30,148
62,732	FNMA POOL #0909178	Synthetic	77,071
11,745	FNMA POOL #0914081	Synthetic	12,957
93,271	FNMA POOL #0952602	Synthetic	108,147
105,268	FNMA POOL #0968340	Synthetic	112,593
140,375	FNMA POOL #0AB6609	Synthetic	151,605
132,834	FNMA POOL #0AB7342	Synthetic	140,366
74,673	FNMA POOL #0AC9295	Synthetic	84,604
221,384	FNMA POOL #0AD0732	Synthetic	256,771
60,192	FNMA POOL #0AD0826	Synthetic	68,608
18,995	FNMA POOL #0AD0847	Synthetic	21,694
20,568	FNMA POOL #0AE0689	Synthetic	23,295
83,326	FNMA POOL #0AE3691	Synthetic	91,829
75,720	FNMA POOL #0AE3695	Synthetic	83,408
77,757	FNMA POOL #0AE4342	Synthetic	85,940
46,171	FNMA POOL #0AE8259	Synthetic	51,622
66,800	FNMA POOL #0AH0575	Synthetic	73,616
103,917	FNMA POOL #0AH1141	Synthetic	114,885
116,841	FNMA POOL #0AH1161	Synthetic	129,208
77,000	FNMA POOL #0AH4772	Synthetic	84,313
125,358	FNMA POOL #0AJ8122	Synthetic	137,414
55,031	FNMA POOL #0AJ9198	Synthetic	59,438
126,153	FNMA POOL #0AJ9611	Synthetic	136,497
54,253	FNMA POOL #0AL0998	Synthetic	59,470

177,574	FNMA POOL #0AL2528	Synthetic	189,339
224,115	FNMA POOL #0AL3414	Synthetic	245,660
46,112	FNMA POOL #0AL6134	Synthetic	48,636
97,052	FNMA POOL #0AL9424	Synthetic	104,091
187,392	FNMA POOL #0AP9631	Synthetic	199,227
67,726	FNMA POOL #0AQ4651	Synthetic	73,112
78,231	FNMA POOL #0AQ4697	Synthetic	84,459
66,143	FNMA POOL #0AS4227	Synthetic	72,607
318,674	FNMA POOL #0AS5018	Synthetic	346,343
138,295	FNMA POOL #0AS5082	Synthetic	151,231
211,865	FNMA POOL #0AS6187	Synthetic	227,371
113,305	FNMA POOL #0AS6477	Synthetic	121,543
173,632	FNMA POOL #0AS6542	Synthetic	186,948
126,583	FNMA POOL #0AS6611	Synthetic	136,293
277,317	FNMA POOL #0AS6612	Synthetic	298,590
58,196	FNMA POOL #0AS6937	Synthetic	62,423
97,419	FNMA POOL #0AS7321	Synthetic	101,460
118,985	FNMA POOL #0AS7440	Synthetic	124,059
100,643	FNMA POOL #0AS7441	Synthetic	104,861
100,511	FNMA POOL #0AS7444	Synthetic	104,874
67,397	FNMA POOL #0AS7469	Synthetic	71,931
242,843	FNMA POOL #0AS7613	Synthetic	256,508
765,392	FNMA POOL #0AS7742	Synthetic	824,050
316,204	FNMA POOL #0AU1292	Synthetic	333,557
75,073	FNMA POOL #0AW0797	Synthetic	83,162
119,730	FNMA POOL #0AW3059	Synthetic	131,159
234,460	FNMA POOL #0AZ1730	Synthetic	255,819
143,359	FNMA POOL #0AZ4420	Synthetic	156,120
174,883	FNMA POOL #0AZ7351	Synthetic	190,956
55,590	FNMA POOL #0BE7488	Synthetic	59,457
301,767	FNMA POOL #0BF0078	Synthetic	333,093
275,328	FNMA POOL #0BF0108	Synthetic	308,398
222,178	FNMA POOL #0BF0118	Synthetic	248,865
81,676	FNMA POOL #0BF0125	Synthetic	88,873
250,867	FNMA POOL #0BF0130	Synthetic	271,515
979,802	FNMA POOL #0BF0132	Synthetic	1,085,342
394,843	FNMA POOL #0BF0157	Synthetic	434,364
143,770	FNMA POOL #0BF0201	Synthetic	159,736
761,259	FNMA POOL #0BF0202	Synthetic	845,125
269,292	FNMA POOL #0BH5155	Synthetic	284,657
95,504	FNMA POOL #0BK3209	Synthetic	101,806
521,731	FNMA POOL #0BK7939	Synthetic	566,785
1,970,000	FNMA POOL #0BL0752	Synthetic	2,211,717
776,000	FNMA POOL #0BL3670	Synthetic	798,115
573,986	FNMA POOL #0BL4112	Synthetic	588,036
402,000	FNMA POOL #0BL4480	Synthetic	414,480
309,902	FNMA POOL #0BM4984	Synthetic	331,760
401,371	FNMA POOL #0BN5324	Synthetic	432,969
241,238	FNMA POOL #0BO5023	Synthetic	252,709
435,570	FNMA POOL #0CA4446	Synthetic	455,600
272,022	FNMA POOL #0FM1000	Synthetic	284,350
67,142	FNMA POOL #0MA1058	Synthetic	70,977
138,082	FNMA POOL #0MA1332	Synthetic	147,232
105,145	FNMA POOL #0MA1366	Synthetic	110,291
419,501	FNMA POOL #0MA2895	Synthetic	438,650
21,999	FNMA GTD REMIC P/T 01-52 YZ	Synthetic	25,325
21,869	FNMA GTD REMIC P/T 04-56 FE	Synthetic	22,017
327,224	FNMA GTD REMIC P/T 09-50 HZ	Synthetic	369,604
675,000	FNMA GTD REMIC P/T 10-139 NB	Synthetic	762,109
1,018,462	FNMA GTD REMIC P/T 10-59 PC	Synthetic	1,137,444
92,205	FNMA GTD REMIC P/T 11-10 ZC	Synthetic	102,800
242,099	FNMA GTD REMIC P/T 11-122 TL	Synthetic	254,991

453,373	FNMA GTD REMIC P/T 11-30 ZA	Synthetic	504,582
3,900,000	FNMA GTD REMIC P/T 11-87 GB	Synthetic	4,538,242
885,840	FNMA GTD REMIC P/T 11-99 CZ	Synthetic	974,867
155,446	FNMA GTD REMIC P/T 12-110 CA	Synthetic	161,566
1,141,000	FNMA GTD REMIC P/T 12-30 ME	Synthetic	1,213,449
650,000	FNMA GTD REMIC P/T 14-61 PY	Synthetic	710,982
72,232	FNMA GTD REMIC P/T 16-M11 AL	Synthetic	73,730
342,704	FNMA GTD REMIC P/T 18-27 EA	Synthetic	355,095
6,873,477	FNMA GTD REMIC P/T 19-M21 X2	Synthetic	647,805
16,672	FNMA GTD REMIC P/T 99-33 Z	Synthetic	18,168
2,000,000	FOOTBALL CLUB TERM NTS	Synthetic	2,094,256
359,000	FORD CREDIT AUTO OWNE 1 A 144A	Synthetic	359,978
373,000	FORD CREDIT AUTO OWNE 2 A 144A	Synthetic	377,728
526,000	FORTINET INC	Synthetic	509,502
2,000,000	FOUR CORNERS OPER PARTNER 144A	Synthetic	2,019,211
187,000	FOX CORP	Synthetic	197,489
198,061	FREDDIE MAC STRUCTURED DN3 M3	Synthetic	201,663
1,400,000	FREDDIE MAC STRUCTURED DNA2 M2	Synthetic	1,440,510
351,216	FREDDIE MAC STRUCTURED DNA3 M3	Synthetic	362,003
765,782	FREDDIE MAC STRUCTURED HQA2 M3	Synthetic	792,658
179,000	GE CAPITAL FUNDING LLC	Synthetic	194,097
188,000	GENERAL DYNAMICS CORP	Synthetic	204,669
235,000	GENERAL MOTORS CO	Synthetic	299,806
127,000	GENERAL MOTORS CO	Synthetic	145,889
110,000	GENERAL MOTORS FINANCIAL CO IN	Synthetic	115,746
91,000	GEORGIA POWER CO	Synthetic	96,428
120,000	GEORGIA POWER CO	Synthetic	122,762
1,000,000	GILDAN ACTIVEWEAR INC A 144A	Synthetic	1,024,949
100,000	GILEAD SCIENCES INC	Synthetic	121,908
259,000	GILEAD SCIENCES INC	Synthetic	257,909
200,000	GLENCORE FUNDING LLC 144A	Synthetic	194,374
15,000	GLOBAL PAYMENTS INC	Synthetic	15,415
145,000	GLOBAL PAYMENTS INC	Synthetic	151,026
231,000	GLOBAL PAYMENTS INC	Synthetic	224,223
350,000	GM FINANCIAL CONSUMER AUTO 3 B	Synthetic	355,699
700,000	GM FINANCIAL CONSUMER AUTO 3 C	Synthetic	706,751
23,546	GNMA POOL #0723362	Synthetic	26,528
16,310	GNMA POOL #0726918	Synthetic	18,511
134,588	GNMA GTD REMIC P/T 09-29 PB	Synthetic	148,896
10,444	GNMA GTD REMIC P/T 10-123 IA	Synthetic	292
12,685	GNMA GTD REMIC P/T 11-169 BC	Synthetic	13,777
53,710	GNMA GTD REMIC P/T 12-31 MJ	Synthetic	53,885
34,445	GNMA GTD REMIC P/T 13-8 BE	Synthetic	34,596
376,022	GNMA GTD REMIC P/T 13-97 AT	Synthetic	382,785
2,000,000	GNMA GTD REMIC P/T 15-143 B	Synthetic	2,162,398
3,000,000	GNMA GTD REMIC P/T 17-180 QB	Synthetic	3,078,279
378,779	GNMA GTD REMIC P/T 18-112 AL	Synthetic	400,334
486,695	GNMA GTD REMIC P/T 19-H06 FD	Synthetic	495,464
97,689	GNMA II POOL #0004853	Synthetic	105,807
34,478	GNMA II POOL #0005116	Synthetic	38,948
98,277	GNMA II POOL #0005140	Synthetic	108,826
50,828	GNMA II POOL #0005175	Synthetic	56,284
53,679	GNMA II POOL #0741136	Synthetic	57,546
42,655	GNMA II POOL #0741137	Synthetic	45,535
55,999	GNMA II POOL #0AR4868	Synthetic	60,278
139,634	GNMA II POOL #0MA6476	Synthetic	147,083
200,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	283,580
50,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	50,150
187,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	200,982
113,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	115,890
126,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	132,181
5,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	5,973

224,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	219,461
113,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	112,345
600,000	GRAPHIC PACKAGING INTERNA 144A	Synthetic	589,213
1,000,000	GREENSANDS FING PLC	Synthetic	1,063,592
53,066	GS MORTGAGE SECURITIES GCJ7 A4	Synthetic	53,054
520,000	GS MORTGAGE SECURITIES GCJ7 AS	Synthetic	522,732
270,000	GS MORTGAGE SECURITIES GCJ7 B	Synthetic	272,456
11,651	GSR MORTGAGE LOAN TRUST 5F 8A1	Synthetic	11,401
84,000	GXO LOGISTICS INC 144A	Synthetic	81,962
1,000,000	HARDWOOD FDG LLC	Synthetic	1,030,094
1,000,000	HARDWOOD FDG LLC	Synthetic	1,032,128
150,000	HARLEY-DAVIDSON FINANCIAL 144A	Synthetic	157,142
183,000	HARTFORD FINANCIAL SERVICES GR	Synthetic	245,393
227,000	HASBRO INC	Synthetic	236,231
2,000,000	HAWAIIAN ELEC CO INC	Synthetic	2,139,657
58,000	HCA INC	Synthetic	64,160
121,000	HCA INC	Synthetic	133,294
400,000	HCA INC	Synthetic	523,417
162,000	HCA INC	Synthetic	178,261
197,000	HCA INC	Synthetic	242,611
70,000	HEALTHCARE TRUST OF AMERICA HO	Synthetic	74,617
106,000	HEINEKEN NV 144A	Synthetic	114,144
400,000	HESS CORP	Synthetic	493,825
109,000	HEWLETT PACKARD ENTERPRISE CO	Synthetic	110,656
315,000	HOME DEPOT INC/THE	Synthetic	331,972
60,000	HOME DEPOT INC/THE	Synthetic	65,051
200,000	HORMEL FOODS CORP	Synthetic	212,408
170,000	HP INC 144A	Synthetic	167,595
200,000	HSBC HOLDINGS PLC	Synthetic	219,156
200,000	HSBC HOLDINGS PLC	Synthetic	215,250
215,000	HSBC HOLDINGS PLC	Synthetic	233,221
523,000	HSBC HOLDINGS PLC	Synthetic	536,434
200,000	HSBC HOLDINGS PLC	Synthetic	195,779
218,000	HSBC HOLDINGS PLC	Synthetic	213,190
236,000	HSBC HOLDINGS PLC	Synthetic	236,000
618,000	HSBC HOLDINGS PLC	Synthetic	606,024
350,000	HSBC HOLDINGS PLC	Synthetic	350,729
160,000	HUMANA INC	Synthetic	155,580
220,000	HUMANA INC	Synthetic	212,725
750,000	HUNGARY GOVERNMENT INTERN 144A	Synthetic	737,886
300,000	HYUNDAI AUTO RECEIVABLES T C B	Synthetic	297,345
115,000	IDAHO POWER CO	Synthetic	141,009
248,000	INDIANA MICHIGAN POWER CO	Synthetic	254,573
400,000	INDONESIA GOVERNMENT INTERNATI	Synthetic	416,730
262,000	ING GROEP NV	Synthetic	274,639
600,000	INTEL CORP	Synthetic	633,249
251,000	INTEL CORP	Synthetic	334,252
45,000	INTERCONTINENTAL EXCHANGE INC	Synthetic	48,473
178,000	INTERCONTINENTAL EXCHANGE INC	Synthetic	170,556
239,000	INTERNATIONAL BUSINESS MACHINE	Synthetic	259,373
135,000	INTERNATIONAL FLAVORS & F 144A	Synthetic	137,082
109,000	INTERNATIONAL PAPER CO	Synthetic	133,511
155,000	INTERSTATE POWER AND LIGHT CO	Synthetic	154,117
80,000	INTERSTATE POWER AND LIGHT CO	Synthetic	79,473
135,000	INVITATION HOMES OPERATING PAR	Synthetic	133,529
147,000	IPALCO ENTERPRISES INC	Synthetic	161,327
350,000	ISRAEL ELECTRIC CORP LTD 144A	Synthetic	384,265
1,000,000	ITR CONCESSION CO LLC	Synthetic	1,092,060
130,000	JACKSON FINANCIAL INC 144A	Synthetic	130,684
105,000	JACKSON FINANCIAL INC 144A	Synthetic	105,844
2,000,000	JAMES CAMPBELL COMPANY LLC	Synthetic	2,075,756
213,000	JERSEY CENTRAL POWER & LI 144A	Synthetic	230,984

72,000	JERSEY CENTRAL POWER & LI 144A	Synthetic	72,965
100,000	JOHNSON & JOHNSON	Synthetic	114,800
2,594,605	JP MORGAN CHASE COMMERC CBX XA	Synthetic	6,209
2,721,219	JPMBB COMMERCIAL C18 A4A2 144A	Synthetic	2,809,536
1,300,000	JPMBB COMMERCIAL MORTGAG C19 C	Synthetic	1,355,746
760,000	JPMCC COMMERCIAL MORTGAG JP6 C	Synthetic	780,252
200,000	JPMORGAN CHASE & CO	Synthetic	212,134
74,000	JPMORGAN CHASE & CO	Synthetic	80,107
130,000	JPMORGAN CHASE & CO	Synthetic	140,463
166,000	JPMORGAN CHASE & CO	Synthetic	181,413
123,000	JPMORGAN CHASE & CO	Synthetic	125,793
600,000	JPMORGAN CHASE & CO	Synthetic	621,390
100,000	JPMORGAN CHASE & CO	Synthetic	100,816
204,000	JPMORGAN CHASE & CO	Synthetic	193,983
163,000	JPMORGAN CHASE & CO	Synthetic	157,760
172,000	JPMORGAN CHASE & CO	Synthetic	165,664
321,000	JPMORGAN CHASE & CO	Synthetic	317,217
322,000	JPMORGAN CHASE & CO	Synthetic	336,129
288,000	JPMORGAN CHASE & CO	Synthetic	285,597
205,000	JPMORGAN CHASE & CO	Synthetic	200,946
200,000	JPMORGAN CHASE & CO	Synthetic	201,124
475,000	KAZMUNAYGAS NATIONAL CO J 144A	Synthetic	553,613
100,000	KENTUCKY UTILITIES CO	Synthetic	105,420
157,000	KILROY REALTY LP	Synthetic	152,602
253,000	KIMCO REALTY CORP	Synthetic	265,911
412,000	KIMCO REALTY CORP	Synthetic	422,642
117,000	KINDER MORGAN INC	Synthetic	117,663
260,000	KINDER MORGAN INC 144A	Synthetic	277,817
47,902	KING INTERNATIONAL LEASING LLC	Synthetic	48,271
125,000	KITE REALTY GROUP LP	Synthetic	132,572
84,000	KYNDRYL HOLDINGS INC 144A	Synthetic	81,789
224,000	KYNDRYL HOLDINGS INC 144A	Synthetic	216,785
76,000	KYNDRYL HOLDINGS INC 144A	Synthetic	73,721
1,000,000	LA STAD FIN CO LLC	Synthetic	1,000,932
1,000,000	LA STAD FIN CO LLC	Synthetic	1,091,197
210,144	LAUREL ROAD PRIME A A2FX 144A	Synthetic	211,882
84,247	LAUREL ROAD PRIME S C A2B 144A	Synthetic	85,050
670,000	LCM XIV LP 14A AR 144A	Synthetic	670,092
137,000	LIFE STORAGE LP	Synthetic	134,659
1,000,000	LION INDL PPTYS LP	Synthetic	1,080,053
1,000,000	LITTLEFUSE INC	Synthetic	1,002,983
220,000	LLOYDS BANKING GROUP PLC	Synthetic	224,286
160,000	LOWE'S COS INC	Synthetic	152,014
85,000	LOWE'S COS INC	Synthetic	82,933
200,000	LSEGA FINANCING PLC 144A	Synthetic	196,022
203,000	LUNDIN ENERGY FINANCE BV 144A	Synthetic	201,578
550,000	MAGNETITE XII LTD 12A ARR 144A	Synthetic	550,039
2,000,000	MAJOR LEAGUE BASEBALL TR	Synthetic	2,096,423
185,000	MARATHON PETROLEUM CORP	Synthetic	217,710
117,000	MARATHON PETROLEUM CORP	Synthetic	138,636
100,000	MARS INC 144A	Synthetic	115,592
31,000	MARS INC 144A	Synthetic	38,798
1,000,000	MARS INCORPORATED	Synthetic	1,045,467
82,000	MARSH & MCLENNAN COS INC	Synthetic	93,471
225,000	MCKESSON CORP	Synthetic	219,627
1,000,000	MCKINSEY + CO INC	Synthetic	992,292
61,000	MEDTRONIC INC	Synthetic	75,038
1,000,000	MEGGITT PLC	Synthetic	1,028,876
68,000	MERCK & CO INC	Synthetic	67,286
700,000	MEXICO GOVERNMENT INTERNATIONA	Synthetic	725,375
282,000	MICROCHIP TECHNOLOGY INC	Synthetic	288,005
329,000	MICROSOFT CORP	Synthetic	392,404

54,000	MID-AMERICA APARTMENTS LP	Synthetic	60,284
17,000	MISSISSIPPI POWER CO	Synthetic	19,460
235,000	MISSISSIPPI POWER CO	Synthetic	269,252
135,000	MITSUBISHI UFJ FINANCIAL GROUP	Synthetic	141,322
433,000	MITSUBISHI UFJ FINANCIAL GROUP	Synthetic	441,573
224,000	MITSUBISHI UFJ FINANCIAL GROUP	Synthetic	220,012
270,000	MIZUHO FINANCIAL GROUP CA REGS	Synthetic	274,906
114,000	MONONGAHELA POWER CO 144A	Synthetic	121,916
310,000	MORGAN STANLEY	Synthetic	335,959
89,000	MORGAN STANLEY	Synthetic	94,348
700,000	MORGAN STANLEY	Synthetic	756,932
89,000	MORGAN STANLEY	Synthetic	96,490
59,000	MORGAN STANLEY	Synthetic	60,799
130,000	MORGAN STANLEY	Synthetic	132,550
183,000	MORGAN STANLEY	Synthetic	173,218
107,000	MORGAN STANLEY	Synthetic	128,359
169,000	MORGAN STANLEY	Synthetic	166,336
400,000	MORGAN STANLEY	Synthetic	391,230
182,000	MORGAN STANLEY	Synthetic	181,806
264,000	MORGAN STANLEY	Synthetic	261,398
436,942	MORGAN STANLEY BANK OF A C5 A4	Synthetic	438,411
982,000	MORGAN STANLEY CAPITAL BNK2 C	Synthetic	972,745
390,000	MORGAN STANLEY CAPITAL I L1 A4	Synthetic	443,171
225,000	MOSAIC CO/THE	Synthetic	229,348
210,464	MOSAIC SOLAR LOAN T 2GS A 144A	Synthetic	224,029
66,000	MPLX LP	Synthetic	80,801
130,000	MPLX LP	Synthetic	149,985
356,000	MPLX LP	Synthetic	365,050
127,000	MPLX LP	Synthetic	154,210
105,000	MPLX LP	Synthetic	104,520
150,000	MPLX LP	Synthetic	148,491
258,000	MYLAN INC	Synthetic	319,390
3,071,779	NAC AVIATION 29 DESIGN	Synthetic	2,583,366
58,000	NARRAGANSETT ELECTRIC CO/ 144A	Synthetic	61,780
268,000	NATIONAL AUSTRALIA BANK L 144A	Synthetic	256,739
865,000	NATIONAL AUSTRALIA BANK L 144A	Synthetic	917,196
56,000	NATIONAL RETAIL PROPERTIES INC	Synthetic	62,959
88,000	NATIONAL RURAL UTILITIES COOPE	Synthetic	91,163
256,000	NATIONAL RURAL UTILITIES COOPE	Synthetic	258,128
114,000	NATIONAL RURAL UTILITIES COOPE	Synthetic	116,602
210,000	NATWEST GROUP PLC	Synthetic	207,205
226,000	NATWEST GROUP PLC	Synthetic	236,425
243,000	NATWEST GROUP PLC	Synthetic	252,742
293,912	NAVIENT PRIVATE EDU FA A2 144A	Synthetic	297,733
386,505	NAVIENT PRIVATE EDUC EA A 144A	Synthetic	386,353
144,487	NAVIENT PRIVATE EDUC FA A 144A	Synthetic	142,031
455,000	NBN CO LTD 144A	Synthetic	448,096
212,000	NESTLE HOLDINGS INC 144A	Synthetic	206,528
1,000,000	NEW JERSEY RES CORP	Synthetic	1,032,527
1,500,000	NEWARK BSL CLO 1 L 1A A1R 144A	Synthetic	1,500,303
120,000	NEXTERA ENERGY CAPITAL HOLDING	Synthetic	118,735
115,000	NISOURCE INC	Synthetic	123,950
243,000	NISSAN MOTOR CO LTD 144A	Synthetic	271,762
210,000	NORDEA BANK ABP 144A	Synthetic	199,080
155,000	NORTHROP GRUMMAN CORP	Synthetic	161,463
1,000,000	NORTHWESTERN CORP	Synthetic	1,062,271
224,000	NORTHWESTERN MUTUAL GLOBA 144A	Synthetic	221,663
92,000	NSTAR ELECTRIC CO	Synthetic	89,598
321,000	NVIDIA CORP	Synthetic	318,438
50,000	NXP BV / NXP FUNDING LLC 144A	Synthetic	53,286
80,000	NXP BV / NXP FUNDING LLC 144A	Synthetic	79,946
1,000,000	OAKTREE CAP MGMT L P	Synthetic	1,122,183

167,000	OAKTREE SPECIALTY LENDING CORP	Synthetic	165,707
380,000	OCTAGON INVESTMENT 1A A1 144A	Synthetic	380,000
500,000	OCTAGON LOAN FUNDI 1A ARR 144A	Synthetic	500,054
154,000	OGLETHORPE POWER CORP	Synthetic	164,711
153,000	OLD REPUBLIC INTERNATIONAL COR	Synthetic	164,534
347,000	ONE GAS INC	Synthetic	345,110
100,000	ONEOK INC	Synthetic	101,001
99,000	ONEOK PARTNERS LP	Synthetic	124,727
127,000	ONEOK PARTNERS LP	Synthetic	163,924
299,000	ORACLE CORP	Synthetic	315,846
136,000	ORACLE CORP	Synthetic	137,514
184,000	ORACLE CORP	Synthetic	191,012
410,000	ORIX CORP	Synthetic	431,995
150,000	OSCAR US FUNDING XI 2A A3 144A	Synthetic	149,013
135,000	PACIFIC GAS AND ELECTRIC CO	Synthetic	137,038
221,000	PACIFIC GAS AND ELECTRIC CO	Synthetic	223,433
101,000	PACIFIC GAS AND ELECTRIC CO	Synthetic	100,783
228,000	PACIFIC LIFE GLOBAL FUNDI 144A	Synthetic	226,817
65,000	PACIFICORP	Synthetic	70,249
250,000	PALMER SQUARE CLO 2 1A A1 144A	Synthetic	250,066
48,000	PAYPAL HOLDINGS INC	Synthetic	50,517
55,000	PECO ENERGY CO	Synthetic	65,316
177,000	PENSKE TRUCK LEASING CO L 144A	Synthetic	172,449
69,000	PEPSICO INC	Synthetic	69,811
250,000	PERKINELMER INC	Synthetic	264,599
34,000	PERKINELMER INC	Synthetic	33,193
275,000	PERTAMINA PERSERO PT 144A	Synthetic	280,295
400,000	PERUSAHAAN PENERBIT SBSN REGS	Synthetic	442,720
650,000	PERUSAHAAN PERSEROAN PERS REGS	Synthetic	693,576
675,000	PERUVIAN GOVERNMENT INTERNATIO	Synthetic	671,632
500,000	PETROLEOS DEL PERU SA REGS	Synthetic	521,720
68,500	PETROLEOS MEXICANOS	Synthetic	69,492
400,000	PHILLIPS 66	Synthetic	384,948
75,000	PHILLIPS 66	Synthetic	74,917
70,000	PIEDMONT OPERATING PARTNERSHIP	Synthetic	73,793
178,000	PIEDMONT OPERATING PARTNERSHIP	Synthetic	182,295
24,000	PLAINS ALL AMERICAN PIPELINE L	Synthetic	26,368
110,000	PLAINS ALL AMERICAN PIPELINE L	Synthetic	119,376
208,000	PLAINS ALL AMERICAN PIPELINE L	Synthetic	228,340
327,000	PLAINS ALL AMERICAN PIPELINE L	Synthetic	338,748
1,000,000	PORTLAND GENERAL ELECTRIC CO	Synthetic	1,066,317
408,000	PPL CAPITAL FUNDING INC	Synthetic	427,566
1,510,000	PRIVATE EXPORT FUNDING CORP	Synthetic	1,523,474
375,000	PUBLIC SERVICE ENTERPRISE GROU	Synthetic	370,554
55,000	PUBLIC STORAGE	Synthetic	54,807
55,000	PUBLIC STORAGE	Synthetic	55,277
475,000	QATAR ENERGY 144A	Synthetic	480,043
400,000	QATAR GOVERNMENT INTERNAT 144A	Synthetic	448,520
250,000	RAD CLO 6 LTD 6A A1 144A	Synthetic	250,042
1,000,000	RAD CLO 7 LTD 7A A1 144A	Synthetic	1,001,348
150,000	RAYTHEON TECHNOLOGIES CORP	Synthetic	185,433
11,000	RAYTHEON TECHNOLOGIES CORP	Synthetic	12,819
181,000	RAYTHEON TECHNOLOGIES CORP	Synthetic	218,141
21,000	RAYTHEON TECHNOLOGIES CORP	Synthetic	21,833
173,000	REALTY INCOME CORP	Synthetic	179,522
38,000	REGENCY CENTERS LP	Synthetic	41,588
265,000	REGENERON PHARMACEUTICALS INC	Synthetic	250,598
64,000	REYNOLDS AMERICAN INC	Synthetic	78,373
85,000	REYNOLDS AMERICAN INC	Synthetic	100,719
64,000	REYNOLDS AMERICAN INC	Synthetic	77,763
171,000	RIO TINTO FINANCE USA LTD	Synthetic	169,522
205,000	ROCHE HOLDINGS INC 144A	Synthetic	206,244

215,000	ROCHE HOLDINGS INC 144A	Synthetic	214,365
142,000	ROYAL BANK OF CANADA	Synthetic	142,661
327,000	ROYAL BANK OF CANADA	Synthetic	321,202
200,000	ROYALTY PHARMA PLC	Synthetic	195,781
345,000	ROYALTY PHARMA PLC	Synthetic	338,954
498,000	ROYALTY PHARMA PLC	Synthetic	482,034
600,000	ROYALTY PHARMA PLC	Synthetic	594,881
335,000	SABINE PASS LIQUEFACTION LLC	Synthetic	371,925
526,000	SABINE PASS LIQUEFACTION LLC	Synthetic	590,790
122,000	SABRA HEALTH CARE LP	Synthetic	119,223
379,000	SALESFORCE INC	Synthetic	378,516
63,000	SALESFORCE INC	Synthetic	64,116
300,000	SANTANDER DRIVE AUTO RECEI 1 C	Synthetic	308,744
850,460	SANTANDER DRIVE AUTO RECEI 2 B	Synthetic	851,216
350,000	SANTANDER DRIVE AUTO RECEI 2 C	Synthetic	348,955
172,051	SANTANDER DRIVE AUTO RECEI 2 D	Synthetic	173,615
450,000	SANTANDER DRIVE AUTO RECEI 3 B	Synthetic	448,288
450,000	SANTANDER RETAIL AUTO B B 144A	Synthetic	452,740
142,000	SANTOS FINANCE LTD 144A	Synthetic	144,582
250,000	SAUDI GOVERNMENT INTERNAT 144A	Synthetic	291,290
24,361	SAYARRA LTD	Synthetic	24,440
339,835	SBA GTD PARTN CTFS 2018-20K 1	Synthetic	373,360
253,099	SBA GTD PARTN CTFS 2018-20L 1	Synthetic	274,805
1,254,501	SBA GTD PARTN CTFS 2019-25E 1	Synthetic	1,342,781
194,000	SCENTRE GROUP TRUST 1 / S 144A	Synthetic	207,087
155,000	SEALED AIR CORP 144A	Synthetic	150,285
43,000	SEMPRA ENERGY	Synthetic	47,181
200,000	SHELL INTERNATIONAL FINANCE BV	Synthetic	233,392
50,000	SHELL INTERNATIONAL FINANCE BV	Synthetic	50,042
1,000,000	SHERMAN FINL GROUP LLC / CR ON	Synthetic	1,000,458
194,000	SIERRA PACIFIC POWER CO	Synthetic	201,713
481,000	SILGAN HOLDINGS INC 144A	Synthetic	469,244
76,000	SIMON PROPERTY GROUP LP	Synthetic	77,352
268,000	SOCIETE GENERALE SA 144A	Synthetic	262,263
20,252	SOFI CONSUMER LOAN PR 2 B 144A	Synthetic	20,282
650,000	SOFI CONSUMER LOAN PR 4 B 144A	Synthetic	653,271
127,194	SOFI CONSUMER LOAN PR 6 B 144A	Synthetic	127,446
267,922	SOFI PROFESSIONAL C A2FX 144A	Synthetic	274,514
108,777	SOFI PROFESSIONAL F A2FX 144A	Synthetic	110,655
1,000,000	SOLAR SR CAP LTD	Synthetic	1,048,886
250,000	SOUND POINT CLO XX 4A A1A 144A	Synthetic	250,028
936,000	SOUNDS POINT CLO IV 3RA A 144A	Synthetic	935,997
302,000	SOUTHERN CALIFORNIA EDISON CO	Synthetic	326,520
317,000	SOUTHERN CO/THE	Synthetic	317,000
331,000	SOUTHERN NATURAL GAS CO L 144A	Synthetic	329,038
208,000	SOUTHWESTERN ELECTRIC POWER CO	Synthetic	206,298
112,000	SPIRE MISSOURI INC	Synthetic	121,352
440,000	STANDARD CHARTERED PLC 144A	Synthetic	434,161
500,000	STANDARD CHARTERED PLC 144A	Synthetic	484,268
1,000,000	STAR ENTMT FIN LTD	Synthetic	1,055,813
158,000	STEEL DYNAMICS INC	Synthetic	154,523
20,000	SUMITOMO MITSUI FINANCIAL GROU	Synthetic	20,945
180,000	SUMITOMO MITSUI FINANCIAL GROU	Synthetic	189,171
260,000	SVENSKA HANDELSBANKEN AB 144A	Synthetic	255,754
550,000	SYNCHRONY CREDIT CARD MAST 2 A	Synthetic	569,810
450,000	SYNCHRONY CREDIT CARD MAST 2 B	Synthetic	457,372
300,000	TAKEDA PHARMACEUTICAL CO LTD	Synthetic	305,274
55,000	TD SYNNEX CORP 144A	Synthetic	53,600
250,000	TEACHERS INSURANCE & ANNU 144A	Synthetic	260,717
150,000	TECK RESOURCES LTD	Synthetic	194,459
53,000	TECK RESOURCES LTD	Synthetic	64,627
291,000	TELEDYNE TECHNOLOGIES INC	Synthetic	288,149

2,000,000	TEXAS-NEW MEXICO PWR CO	Synthetic	2,069,298
1,000,000	TFORCE HLDGS INC	Synthetic	1,050,240
250,000	THL CREDIT WIND RIV 2A A2 144A	Synthetic	250,010
164,000	TIME WARNER CABLE LLC	Synthetic	204,658
190,000	T-MOBILE USA INC	Synthetic	217,205
402,000	T-MOBILE USA INC	Synthetic	435,326
475,000	T-MOBILE USA INC	Synthetic	519,533
119,000	T-MOBILE USA INC	Synthetic	116,221
137,000	T-MOBILE USA INC	Synthetic	135,987
57,000	TOTALENERGIES CAPITAL INTERNAT	Synthetic	59,916
65,866	TOWD POINT MORTGAGE 1 A1 144A	Synthetic	66,434
461,046	TOWD POINT MORTGAGE 4 A1 144A	Synthetic	469,916
323,000	TOYOTA AUTO LOAN EXT 1A A 144A	Synthetic	333,544
600,000	TOYOTA AUTO LOAN EXT 1A A 144A	Synthetic	598,367
1,250,000	TOYOTA AUTO RECEIVABLES 2 B A4	Synthetic	1,272,150
2,000,000	TRAFIGURA FDG S A	Synthetic	2,132,165
291,000	TRANS-ALLEGHENY INTERSTAT 144A	Synthetic	308,168
80,000	TRANSCONTINENTAL GAS PIPE LINE	Synthetic	84,321
1,000,000	TRANSURBAN QUEENSLAND FIN LP	Synthetic	1,068,778
113,000	TRITON CONTAINER INTERNAT 144A	Synthetic	112,112
120,000	TRITON CONTAINER INTERNAT 144A	Synthetic	121,019
85,000	TRITON CONTAINER INTERNAT 144A	Synthetic	84,162
64,000	TRUIST FINANCIAL CORP	Synthetic	69,058
208,000	TRUIST FINANCIAL CORP	Synthetic	204,070
240,000	TRUIST FINANCIAL CORP	Synthetic	236,327
250,000	TTX CO 144A	Synthetic	266,162
7,171,000	U S TREASURY BOND	Synthetic	8,614,724
2,500	U S TREASURY BOND	Synthetic	2,123
11,100	U S TREASURY BOND	Synthetic	10,342
103,700	U S TREASURY BOND	Synthetic	94,505
6,433,200	U S TREASURY BOND	Synthetic	6,557,843
3,824,000	U S TREASURY BOND	Synthetic	3,867,618
79,500	U S TREASURY NOTE	Synthetic	85,922
321,500	U S TREASURY NOTE	Synthetic	351,113
113,100	U S TREASURY NOTE	Synthetic	120,553
355,400	U S TREASURY NOTE	Synthetic	384,207
1,025,000	U S TREASURY NOTE	Synthetic	1,033,208
296,800	U S TREASURY NOTE	Synthetic	303,443
3,266,000	U S TREASURY NOTE	Synthetic	3,291,133
174,000	U S TREASURY NOTE	Synthetic	176,522
3,000	U S TREASURY NOTE	Synthetic	3,047
160,700	U S TREASURY NOTE	Synthetic	163,223
3,600	U S TREASURY NOTE	Synthetic	3,366
161,000	U S TREASURY NOTE	Synthetic	152,390
26,214,000	U S TREASURY NOTE	Synthetic	26,179,185
3,000	U S TREASURY NOTE	Synthetic	2,970
105,000	U S TREASURY NOTE	Synthetic	101,903
1,207,000	U S TREASURY NOTE	Synthetic	1,196,250
1,281,000	U S TREASURY NOTE	Synthetic	1,273,044
2,397,000	U S TREASURY NOTE	Synthetic	2,361,700
216,000	U S TREASURY NOTE	Synthetic	213,460
4,757,500	U S TREASURY NOTE	Synthetic	4,697,288
630,800	U S TREASURY NOTE	Synthetic	630,406
1,564,100	U S TREASURY NOTE	Synthetic	1,570,210
171,200	U S TREASURY NOTE	Synthetic	170,545
4,747,000	U S TREASURY NOTE	Synthetic	4,752,192
5,434,200	U S TREASURY NOTE	Synthetic	5,409,576
6,176,700	U S TREASURY NOTE	Synthetic	6,169,944
1,529,400	U S TREASURY NOTE	Synthetic	1,529,699
200,000	UBS AG REGS	Synthetic	214,000
8,633,850	UBS COMMERCIAL MORTGAGE C16 XA	Synthetic	740,683
200,000	UBS GROUP AG 144A	Synthetic	199,361

279,000	UBS GROUP AG 144A	Synthetic	270,003
80,000	UNION ELECTRIC CO	Synthetic	90,317
155,000	UNION ELECTRIC CO	Synthetic	164,742
141,939	UNITED AIRLINES 2016-2 CLASS A	Synthetic	140,418
510,193	UNITED AIRLINES 2016-2 CLASS A	Synthetic	519,481
55,805	UNITED AIRLINES 2019-2 CLASS A	Synthetic	55,320
471,523	UNITED AIRLINES 2020-1 CLASS A	Synthetic	516,493
329,566	UNITED AIRLINES 2020-1 CLASS B	Synthetic	343,112
86,000	UNITEDHEALTH GROUP INC	Synthetic	95,356
65,000	UNITEDHEALTH GROUP INC	Synthetic	65,987
36,000	UNITEDHEALTH GROUP INC	Synthetic	37,678
175,000	UNITEDHEALTH GROUP INC	Synthetic	189,320
125,000	UNUM GROUP	Synthetic	126,874
(49)	US 10YR NOTE FUTURE (CBT)	Synthetic	(60,063)
(72)	US 10YR ULTRA FUTURE (CBT)	Synthetic	(148,992)
103	US 2YR TREAS NTS FUT (CBT)	Synthetic	(7,210)
67	US 5YR NOTE FUTURE (CBT)	Synthetic	13,149
104,758	US AIRWAYS 2012-1 CLASS A PASS	Synthetic	109,780
71	US LONG BOND FUTURE (CBT)	Synthetic	64,905
99	US ULTRA BOND FUTURE (CBT)	Synthetic	468,771
130,000	VALERO ENERGY CORP	Synthetic	129,166
2,000,000	VECTOR LTD	Synthetic	2,013,182
259,000	VENTAS REALTY LP	Synthetic	348,394
100,000	VENTAS REALTY LP	Synthetic	105,415
250,000	VENTURE 34 CLO LTD 34A A 144A	Synthetic	250,001
112,000	VERISIGN INC	Synthetic	112,560
825,000	VERIZON COMMUNICATIONS IN 144A	Synthetic	812,887
190,000	VERIZON COMMUNICATIONS INC	Synthetic	212,238
274,000	VERIZON COMMUNICATIONS INC	Synthetic	343,535
103,000	VERIZON COMMUNICATIONS INC	Synthetic	118,268
592,000	VERIZON COMMUNICATIONS INC	Synthetic	561,741
265,000	VERIZON COMMUNICATIONS INC	Synthetic	285,369
266,000	VERIZON COMMUNICATIONS INC	Synthetic	266,507
44,000	VERIZON COMMUNICATIONS INC	Synthetic	46,066
1,090	VERIZON OWNER TRUST 2018 A A1A	Synthetic	1,092
76,951	VERIZON OWNER TRUST 2019 A A1A	Synthetic	77,373
175,000	VIATRIS INC	Synthetic	175,621
196,000	VISA INC	Synthetic	246,640
175,000	VISA INC	Synthetic	153,261
229,000	VITERRA FINANCE BV 144A	Synthetic	227,535
255,000	VMWARE INC	Synthetic	250,609
110,000	VMWARE INC	Synthetic	107,047
300,000	VODAFONE GROUP PLC	Synthetic	351,722
42,000	WALT DISNEY CO/THE	Synthetic	41,778
37,382	WAMU MORTGAGE PASS-THRO CB1 4A	Synthetic	39,092
135,000	WASHINGTON GAS LIGHT CO	Synthetic	150,891
231,000	WEC ENERGY GROUP INC	Synthetic	222,720
76,000	WELLS FARGO & CO	Synthetic	94,852
165,000	WELLS FARGO & CO	Synthetic	169,120
90,000	WELLS FARGO & CO	Synthetic	92,297
9,400	WELLS FARGO & CO	Synthetic	251,826
250,000	WELLS FARGO COMMERC C37 D 144A	Synthetic	231,225
69,000	WELLTOWER INC	Synthetic	71,884
13,000	WESTERN DIGITAL CORP	Synthetic	13,125
211,000	WESTPAC BANKING CORP	Synthetic	206,947
120,000	WESTPAC BANKING CORP	Synthetic	119,520
155,000	WESTPAC BANKING CORP	Synthetic	153,156
280,000	WFLD 2014-MONT MOR MONT B 144A	Synthetic	268,970
3,863,852	WFRBS COMMERCIAL MO C9 XA 144A	Synthetic	27,501
135,000	WFRBS COMMERCIAL MORTGA C17 A4	Synthetic	140,577
120,000	WISCONSIN ELECTRIC POWER CO	Synthetic	117,544
185,000	WRKCO INC	Synthetic	192,845

99,000	XLIT LTD	Synthetic	107,313
419,000	XLIT LTD	Synthetic	573,455
400,000	XYLEM INC/NY	Synthetic	427,105
4,677	BNY MELLON CASH RESERVE	Synthetic	—
4,300,000	FEDERAL HOME LN BK CONS DISC N	Synthetic	4,299,900
15,000,000	U S TREASURY BILL	Synthetic	14,997,346
9,700,000	U S TREASURY BILL	Synthetic	9,699,715
15,000,000	U S TREASURY BILL	Synthetic	14,997,422
2,500,000	U S TREASURY BILL	Synthetic	2,499,152
5,000,000	U S TREASURY BILL	Synthetic	4,996,598
5,650,000	U S TREASURY BILL	Synthetic	5,644,309
4,800,000	U S TREASURY BILL	Synthetic	4,798,334

313,743	EB Temporary Investment Fund*	Common Collective Trust Fund	313,743

1,071,000	ABBVIE INC	Synthetic	1,074,970
2,500,000	AIR LEASE CORP	Synthetic	2,498,286
5,000,000	ALLSTATE CORP/THE	Synthetic	5,015,745
3,000,000	AMERICAN ELECTRIC POWER CO INC	Synthetic	3,000,272
5,000,000	AMERICAN EXPRESS CO	Synthetic	4,995,364
3,000,000	AMERICAN EXPRESS CO	Synthetic	3,006,265
2,000,000	AMERICAN EXPRESS CREDIT AC 3 A	Synthetic	2,005,085
1,340,000	AMERICAN EXPRESS CREDIT AC 5 A	Synthetic	1,342,168
2,750,000	AMERICAN EXPRESS CREDIT AC 7 A	Synthetic	2,760,440
2,065,000	AMERICAN EXPRESS CREDIT AC 9 A	Synthetic	2,072,850
6,000,000	AMERICAN HONDA FINANCE CORP	Synthetic	6,009,701
4,611,000	AT&T INC	Synthetic	4,673,064
3,000,000	AT&T INC	Synthetic	3,000,853
2,500,000	BANK OF AMERICA CORP	Synthetic	2,505,815
3,000,000	BANK OF AMERICA CORP	Synthetic	3,015,073
1,250,000	BANK OF AMERICA CORP	Synthetic	1,260,520
2,250,000	BANK OF AMERICA CORP	Synthetic	2,261,915
2,000,000	BANK OF NOVA SCOTIA/THE	Synthetic	1,999,831
6,422,000	BARCLAYS PLC	Synthetic	6,429,542
4,000,000	BMW US CAPITAL LLC 144A	Synthetic	4,010,520
1,500,000	CANADIAN IMPERIAL BANK OF COMM	Synthetic	1,507,719
5,000,000	CAPITAL ONE FINANCIAL CORP	Synthetic	4,998,240
3,000,000	CATERPILLAR FINANCIAL SERVICES	Synthetic	3,011,919
3,000,000	CATERPILLAR FINANCIAL SERVICES	Synthetic	3,006,510
820,000	CENTERPOINT ENERGY INC	Synthetic	820,303
3,623,000	CENTERPOINT ENERGY RESOURCES C	Synthetic	3,614,561
1,586,767	CHESAPEAKE FUNDING 1A A2 144A	Synthetic	1,587,748
5,000,000	CIGNA CORP	Synthetic	5,046,805
2,500,000	CITIBANK CREDIT CARD ISS A2 A2	Synthetic	2,506,027
4,360,000	CITIBANK CREDIT CARD ISS A4 A4	Synthetic	4,373,848
1,000,000	CITIBANK CREDIT CARD ISS A6 A6	Synthetic	1,016,029
2,000,000	CITIGROUP INC	Synthetic	2,005,701
4,000,000	CITIGROUP INC	Synthetic	4,041,760
2,750,000	CITIGROUP INC	Synthetic	2,773,265
3,000,000	CLECO POWER LLC 144A	Synthetic	2,997,703
3,317,000	COMCAST CORP	Synthetic	3,349,329
2,500,000	CONOCOPHILLIPS CO	Synthetic	2,506,728
1,814,000	CREDIT SUISSE AG/NEW YORK NY	Synthetic	1,809,072
1,923,000	DOMINION ENERGY INC	Synthetic	1,921,283
714,000	ENBRIDGE INC	Synthetic	714,000
3,749,000	EVERSOURCE ENERGY	Synthetic	3,745,819
454,683	FHLMC MULTICLASS MTG 3983 DF	Synthetic	455,850
1,022,049	FHLMC MULTICLASS MTG 4477 FG	Synthetic	1,024,105
1,151,507	FHLMC MULTICLASS MTG 4497 CF	Synthetic	1,150,453
908,699	FHLMC MULTICLASS MTG 4911 FM	Synthetic	915,843
97,852	FHLMC MULTICLASS MTG KF22 A	Synthetic	97,942

2,441,643	FHLMC MULTICLASS MTG KF64 A	Synthetic	2,449,946
1,071,219	FHLMC MULTICLASS MTG KF77 AL	Synthetic	1,081,022
1,401,453	FHLMC MULTICLASS MTG Q008 A	Synthetic	1,405,048
2,030,875	FHLMC MULTICLASS STRIP 350 F2	Synthetic	2,036,507
5,217,000	FLORIDA POWER & LIGHT CO	Synthetic	5,201,892
1,862,377	FNMA GTD REMIC P/T 18-57 FA	Synthetic	1,873,049
5,236,000	FORD CREDIT FLOORPLAN MAS 3 A2	Synthetic	5,248,995
2,500,000	FORD MOTOR CREDIT CO LLC	Synthetic	2,504,397
4,808,000	GENERAL MOTORS FINANCIAL CO IN	Synthetic	4,829,275
33,895	GM FINANCIAL AUTOMOBILE 2 A2B	Synthetic	33,900
2,000,000	GOLDEN CREDIT CARD T 4A A 144A	Synthetic	2,002,309
2,500,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	2,508,306
3,500,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	3,514,603
2,254,000	GOLDMAN SACHS GROUP INC/THE	Synthetic	2,266,265
3,325,000	INTOWN HOTEL PORTF STAY A 144A	Synthetic	3,320,889
5,000,000	JACKSON NATIONAL LIFE GLO 144A	Synthetic	5,014,245
3,000,000	JOHN DEERE CAPITAL CORP	Synthetic	2,995,603
5,807,338	JP MORGAN CHASE C WPT AFL 144A	Synthetic	5,809,277
1,470,233	JP MORGAN MORTGAGE 1 A11 144A	Synthetic	1,465,622
1,646,090	JP MORGAN MORTGAGE 3 A11 144A	Synthetic	1,637,224
2,500,000	JPMORGAN CHASE & CO	Synthetic	2,514,973
3,900,000	JPMORGAN CHASE & CO	Synthetic	3,935,721
4,000,000	JPMORGAN CHASE & CO	Synthetic	4,000,999
6,295,000	LIFE 2021-BMR MORTG BMR A 144A	Synthetic	6,281,319
5,000,000	M&T BANK CORP	Synthetic	5,035,823
3,756,000	MASSMUTUAL GLOBAL FUNDING 144A	Synthetic	3,768,883
3,090,000	MED TRUST 2021-MDL MDLN A 144A	Synthetic	3,086,282
5,000,000	MET TOWER GLOBAL FUNDING 144A	Synthetic	5,016,806
1,500,000	METROPOLITAN LIFE GLOBAL 144A	Synthetic	1,505,820
3,500,000	MIZUHO FINANCIAL GROUP INC	Synthetic	3,515,971
4,769,000	MORGAN STANLEY	Synthetic	4,769,741
2,057,386	MORGAN STANLEY B C10 A3FL 144A	Synthetic	2,058,423
3,000,000	NATIONAL AUSTRALIA BANK L 144A	Synthetic	3,008,704
3,000,000	NATWEST GROUP PLC	Synthetic	3,047,262
370,862	NAVIENT STUDENT LOA 2A A2 144A	Synthetic	371,023
1,235,000	NEXTERA ENERGY CAPITAL HOLDING	Synthetic	1,236,866
930,000	NEXTGEAR FLOORPLAN 1A A1 144A	Synthetic	930,589
3,855,000	NEXTGEAR FLOORPLAN 1A A1 144A	Synthetic	3,875,630
1,650,000	NORTHWESTERN MUTUAL GLOBA 144A	Synthetic	1,648,647
2,500,000	PNC BANK NA	Synthetic	2,500,931
5,000,000	PPL ELECTRIC UTILITIES CORP	Synthetic	4,987,843
2,051,000	PUBLIC STORAGE	Synthetic	2,049,830
3,500,000	RLGH TRUST 2021-TR TROT A 144A	Synthetic	3,497,980
1,797,863	SLM STUDENT LOAN TRUST 20 6 A3	Synthetic	1,803,777
3,000,000	SOUTHERN CALIFORNIA EDISON CO	Synthetic	3,000,000
3,250,000	SOUTHERN CALIFORNIA EDISON CO	Synthetic	3,250,000
2,632,000	SOUTHERN CO/THE	Synthetic	2,625,889
5,000,000	STANDARD CHARTERED PLC 144A	Synthetic	5,001,883
2,500,000	SUMITOMO MITSUI FINANCIAL GROU	Synthetic	2,511,844
2,000,000	THERMO FISHER SCIENTIFIC INC	Synthetic	1,997,398
5,000,000	THERMO FISHER SCIENTIFIC INC	Synthetic	4,994,584
3,000,000	TORONTO-DOMINION BANK/THE	Synthetic	3,022,654
1,821,000	TORONTO-DOMINION BANK/THE	Synthetic	1,825,939
5,000,000	TRUIST BANK	Synthetic	4,980,280
83,000,000	U S TREASURY NOTE	Synthetic	83,015,593
2,500,000	VERIZON COMMUNICATIONS INC	Synthetic	2,504,322
4,000,000	VERIZON COMMUNICATIONS INC	Synthetic	4,076,893
3,000,000	WELLS FARGO COM NXS5 A6FL 144A	Synthetic	3,077,556
3,000,000	WESTPAC BANKING CORP	Synthetic	3,011,425

7,850,588	EB Temporary Investment Fund*	Common Collective Trust Fund	7,850,588

		Mass Mutual
	140,259,743	IGT Jennison Short Term Bond Fund	Synthetic	105,492,337
	350,989,178	IGT Pimco Itermediate Fund	Synthetic	263,986,428

		Trans America
	350,948,675	IGT Invesco Intermediate Fund	Synthetic	263,749,367
	140,277,909	IGT Jennison Short Term Bond Fund	Synthetic	105,423,421

		PAC Life
	140,304,042	IGT Jennison Short Term Bond Fund	Synthetic	105,910,808
	350,967,197	IGT Loomis Sayles Itermediate Fund	Synthetic	264,933,345

		Prudential
	350,988,478	IGT Jennison Intermediate Fund	Synthetic	265,482,256
	140,299,492	IGT Jennison Short Term Bond Fund	Synthetic	106,120,366

		Voya
	476,424,765	IGT Invesco Short Term Bond Fund	Synthetic	321,749,763

		State Street
	476,422,064	IGT Invesco Short Term Bond Fund	Synthetic	321,691,826

	48,090,200	EB Temporary Investment Fund*	Common Collective Trust Fund	48,090,200
		Stable Value Fund Subtotal		$3,054,104,018

Diversified Bond Fund		Loomis Sayles, Dodge & Cox	Separately Managed Fund
	865,000	ABBVIE INC	Corporate Debt Instruments	$925,717
	510,000	ABBVIE INC	Corporate Debt Instruments	587,882
	1,779,612	ACWA POWER MANAGEMENT AND 144A	Corporate Debt Instruments	2,108,841
	485,000	AERCAP IRELAND CAPITAL DAC / A	Corporate Debt Instruments	492,277
	214,000	AES CORP/THE 144A	Corporate Debt Instruments	221,576
	394,000	AES CORP/THE 144A	Corporate Debt Instruments	419,768
	1,394,000	AIR LEASE CORP	Corporate Debt Instruments	1,478,593
	1,710,000	AIRCASTLE LTD 144A	Corporate Debt Instruments	1,721,222
	200,000	AKER BP ASA 144A	Corporate Debt Instruments	207,343
	1,035,000	ALBERTSONS COS INC / SAFE 144A	Corporate Debt Instruments	1,054,406
	940,000	ALBERTSONS COS INC / SAFE 144A	Corporate Debt Instruments	941,842
	2,054,000	ALLY FINANCIAL INC	Corporate Debt Instruments	2,106,062
	200,000	ALPEK SAB DE CV 144A	Corporate Debt Instruments	199,500
	201,000	ALTRIA GROUP INC	Corporate Debt Instruments	205,803
	1,055,000	AMC NETWORKS INC	Corporate Debt Instruments	1,048,406
	755,000	AMERICA MOVIL SAB DE CV	Corporate Debt Instruments	782,936
	550,000	AMERICAN AIRLINES INC/AAD 144A	Corporate Debt Instruments	571,931
	625,000	AMERICAN AIRLINES INC/AAD 144A	Corporate Debt Instruments	667,244
	1,275,000	AMERICAN BUILDERS & CONTR 144A	Corporate Debt Instruments	1,271,813
	1,384,000	AMERICAN EXPRESS CO	Corporate Debt Instruments	1,430,128
	90,000	AMERICAN HOMES 4 RENT LP	Corporate Debt Instruments	88,306
	125,000	AMERICAN HOMES 4 RENT LP	Corporate Debt Instruments	125,960
	613,000	ANGLO AMERICAN CAPITAL PL 144A	Corporate Debt Instruments	726,971
	200,000	ANGLO AMERICAN CAPITAL PL 144A	Corporate Debt Instruments	196,320
	245,000	ANGLO AMERICAN CAPITAL PL 144A	Corporate Debt Instruments	260,841
	200,000	ANGLO AMERICAN CAPITAL PL 144A	Corporate Debt Instruments	196,568
	1,385,000	ANHEUSER-BUSCH COS LLC / ANHEU	Corporate Debt Instruments	1,755,976
	790,000	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate Debt Instruments	1,096,481
	430,000	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate Debt Instruments	506,678
	1,002,000	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate Debt Instruments	1,180,678
	597,000	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate Debt Instruments	741,907
	635,000	ANTARES HOLDINGS LP 144A	Corporate Debt Instruments	653,309

1,625,000	AOA 2021-1177 MORT 1177 A 144A	Corporate Debt Instruments	1,621,567
1,995,000	ARES CAPITAL CORP	Corporate Debt Instruments	1,968,895
70,000	ASBURY AUTOMOTIVE GROUP INC	Corporate Debt Instruments	71,400
135,000	ASBURY AUTOMOTIVE GROUP INC	Corporate Debt Instruments	137,194
200,000	ASCOT GROUP LTD 144A	Corporate Debt Instruments	205,854
1,640,000	ASHLAND LLC 144A	Corporate Debt Instruments	1,627,700
304,000	AT&T INC	Corporate Debt Instruments	355,585
710,000	AT&T INC	Corporate Debt Instruments	1,041,315
740,000	AT&T INC	Corporate Debt Instruments	755,827
1,520,000	AT&T INC	Corporate Debt Instruments	1,539,498
654,000	AT&T INC	Corporate Debt Instruments	658,997
3,749,000	AT&T INC	Corporate Debt Instruments	3,801,925
220,000	AT&T INC	Corporate Debt Instruments	228,685
475,000	AT&T INC	Corporate Debt Instruments	481,093
125,000	AT&T INC	Corporate Debt Instruments	125,955
1,300,000	AT&T INC	Corporate Debt Instruments	1,318,352
1,570,000	AT&T INC	Corporate Debt Instruments	1,562,726
524,000	AT&T INC	Corporate Debt Instruments	547,728
805,000	ATHENE GLOBAL FUNDING 144A	Corporate Debt Instruments	820,950
800,000	ATMOS ENERGY CORP	Corporate Debt Instruments	796,989
525,000	AVIS BUDGET RENTAL C 1A A 144A	Corporate Debt Instruments	531,657
126,500	AVIS BUDGET RENTAL C 1A A 144A	Corporate Debt Instruments	126,997
190,000	AVIS BUDGET RENTAL C 2A A 144A	Corporate Debt Instruments	200,293
1,015,000	AVIS BUDGET RENTAL C 2A A 144A	Corporate Debt Instruments	1,063,074
765,000	AVIS BUDGET RENTAL C 2A A 144A	Corporate Debt Instruments	773,255
615,000	AVOLON HOLDINGS FUNDING L 144A	Corporate Debt Instruments	603,927
270,000	BAIDU INC	Corporate Debt Instruments	280,012
240,000	BAIDU INC	Corporate Debt Instruments	232,776
812,000	BANCO SANTANDER CHILE 144A	Corporate Debt Instruments	826,713
1,091,000	BANCO SANTANDER CHILE 144A	Corporate Debt Instruments	1,114,195
1,000,000	BANCO SANTANDER SA	Corporate Debt Instruments	995,017
200,000	BANCO SANTANDER SA	Corporate Debt Instruments	204,284
2,355,000	BANGKOK BANK PCL/HONG KON 144A	Corporate Debt Instruments	2,489,471
255,000	BANK 2019-BNK16 BN16 A4	Corporate Debt Instruments	286,234
758,929	BANK 2019-BNK22 BN22 A4	Corporate Debt Instruments	804,519
366,921	BANK 2019-BNK24 BN24 A3	Corporate Debt Instruments	388,985
1,150,000	BANK OF AMERICA CORP	Corporate Debt Instruments	1,232,934
1,305,000	BANK OF AMERICA CORP	Corporate Debt Instruments	1,440,792
530,000	BANK OF AMERICA CORP	Corporate Debt Instruments	531,885
1,915,000	BANK OF AMERICA CORP	Corporate Debt Instruments	2,308,835
516,000	BANK OF AMERICA CORP	Corporate Debt Instruments	526,697
2,831,000	BANK OF AMERICA CORP	Corporate Debt Instruments	3,028,931
2,230,000	BANK OF AMERICA CORP	Corporate Debt Instruments	2,212,527
1,685,000	BARCLAYS PLC	Corporate Debt Instruments	1,800,925
575,000	BARCLAYS PLC	Corporate Debt Instruments	641,625
350,000	BARCLAYS PLC	Corporate Debt Instruments	385,793
1,570,000	BARCLAYS PLC	Corporate Debt Instruments	1,678,336
425,000	BAT CAPITAL CORP	Corporate Debt Instruments	414,475
1,150,000	BAT CAPITAL CORP	Corporate Debt Instruments	1,117,227
175,000	BAT CAPITAL CORP	Corporate Debt Instruments	168,536
1,150,000	BAT CAPITAL CORP	Corporate Debt Instruments	1,109,239
2,548,000	BAT CAPITAL CORP	Corporate Debt Instruments	2,625,594
839,000	BAUSCH HEALTH COS INC 144A	Corporate Debt Instruments	738,320
2,125,000	BAYER US FINANCE II LLC 144A	Corporate Debt Instruments	2,220,930
590,000	BAYER US FINANCE II LLC 144A	Corporate Debt Instruments	638,432
590,000	BAYER US FINANCE II LLC 144A	Corporate Debt Instruments	659,526
57,957	BAYVIEW KOITERE FU SPL3 A 144A	Corporate Debt Instruments	58,724
35,355	BAYVIEW OPPORTUNIT RT1 A1 144A	Corporate Debt Instruments	35,530
60,566	BAYVIEW OPPORTUNIT SPL1 A 144A	Corporate Debt Instruments	60,805
136,398	BAYVIEW OPPORTUNIT SPL1 A 144A	Corporate Debt Instruments	138,047
52,436	BAYVIEW OPPORTUNIT SPL2 A 144A	Corporate Debt Instruments	53,228
202,955	BAYVIEW OPPORTUNITY RT5 A 144A	Corporate Debt Instruments	205,037

550,000	BBVA BANCOMER SA/TEXAS 144A	Corporate Debt Instruments	545,325
1,463,000	BHARTI AIRTEL LTD 144A	Corporate Debt Instruments	1,558,552
2,685,000	BNP PARIBAS SA	Corporate Debt Instruments	2,896,432
815,000	BNP PARIBAS SA 144A	Corporate Debt Instruments	886,736
510,000	BNP PARIBAS SA 144A	Corporate Debt Instruments	552,771
3,760,000	BNP PARIBAS SA 144A	Corporate Debt Instruments	4,170,302
2,226,000	BNP PARIBAS SA 144A	Corporate Debt Instruments	2,291,383
1,325,000	BNP PARIBAS SA 144A	Corporate Debt Instruments	1,289,966
116,096	BNSF RAILWAY CO 2007-1 PASS TH	Corporate Debt Instruments	123,625
483,529	BNSF RAILWAY CO 2015-1 PA 144A	Corporate Debt Instruments	526,153
1,275,000	BOC AVIATION USA CORP 144A	Corporate Debt Instruments	1,273,214
1,328,000	BOEING CO/THE	Corporate Debt Instruments	1,709,759
1,673,000	BOEING CO/THE	Corporate Debt Instruments	2,272,778
1,545,000	BOEING CO/THE	Corporate Debt Instruments	1,542,895
161,000	BOSTON GAS CO 144A	Corporate Debt Instruments	164,257
450,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	470,689
205,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	219,720
330,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	345,634
425,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	479,350
115,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	117,221
1,810,000	BOSTON PROPERTIES LP	Corporate Debt Instruments	1,894,338
545,000	BPR TRUST 2021-NRD NRD A 144A	Corporate Debt Instruments	543,648
1,956,000	BRASKEM AMERICA FINANCE C 144A	Corporate Debt Instruments	2,525,685
1,290,000	BRF SA 144A	Corporate Debt Instruments	1,283,550
1,115,000	BRIGHTHOUSE FINANCIAL INC	Corporate Debt Instruments	1,331,693
121,000	BRIXMOR OPERATING PARTNERSHIP	Corporate Debt Instruments	132,161
365,000	BROADCOM INC 144A	Corporate Debt Instruments	367,733
1,750,000	CALPINE CORP 144A	Corporate Debt Instruments	1,697,500
910,000	CAPITAL ONE FINANCIAL CORP	Corporate Debt Instruments	943,054
105,000	CAPITAL ONE FINANCIAL CORP	Corporate Debt Instruments	110,684
325,000	CAPITAL ONE FINANCIAL CORP	Corporate Debt Instruments	340,671
895,000	CAPITAL ONE FINANCIAL CORP	Corporate Debt Instruments	973,511
358,000	CATERPILLAR FINANCIAL SERVICES	Corporate Debt Instruments	368,462
1,600,000	CCO HOLDINGS LLC / CCO HO 144A	Corporate Debt Instruments	1,632,368
1,275,000	CCO HOLDINGS LLC / CCO HO 144A	Corporate Debt Instruments	1,254,380
1,720,000	CCO HOLDINGS LLC / CCO HO 144A	Corporate Debt Instruments	1,692,183
294,000	CELULOSA ARAUCO Y CONSTITUCION	Corporate Debt Instruments	312,378
2,730,000	CEMEX SAB DE CV 144A	Corporate Debt Instruments	3,005,757
1,625,000	CEMEX SAB DE CV 144A	Corporate Debt Instruments	1,744,844
775,000	CEMEX SAB DE CV 144A	Corporate Debt Instruments	772,156
727,000	CENTENE CORP	Corporate Debt Instruments	741,693
1,510,000	CENTENE CORP	Corporate Debt Instruments	1,470,008
610,000	CENTENE CORP	Corporate Debt Instruments	597,800
855,000	CENTERPOINT ENERGY INC	Corporate Debt Instruments	855,221
3,225,000	CHARTER COMMUNICATIONS OPERATI	Corporate Debt Instruments	4,416,363
405,000	CHARTER COMMUNICATIONS OPERATI	Corporate Debt Instruments	484,864
2,335,000	CHARTER COMMUNICATIONS OPERATI	Corporate Debt Instruments	2,920,674
60,000	CHESAPEAKE ENERGY CORP 144A	Corporate Debt Instruments	64,185
621,000	CIGNA CORP	Corporate Debt Instruments	645,841
335,000	CIGNA CORP	Corporate Debt Instruments	366,528
835,000	CIGNA CORP	Corporate Debt Instruments	949,730
190,000	CIGNA CORP	Corporate Debt Instruments	245,792
1,311,815	CITIGROUP COMMERCIAL M GC43 A4	Corporate Debt Instruments	1,391,321
790,000	CITIGROUP COMMERCIAL M GC46 A5	Corporate Debt Instruments	821,388
847,619	CITIGROUP COMMERCIAL MOR C7 A4	Corporate Debt Instruments	902,863
510,000	CITIGROUP INC	Corporate Debt Instruments	527,259
220,000	CITIGROUP INC	Corporate Debt Instruments	234,438
485,000	CITIGROUP INC	Corporate Debt Instruments	554,434
1,523,000	CITIGROUP INC	Corporate Debt Instruments	1,554,031
355,000	CITIGROUP INC	Corporate Debt Instruments	378,297
1,225,000	CITIGROUP INC	Corporate Debt Instruments	1,400,374
590,000	CITIGROUP INC	Corporate Debt Instruments	585,456

903,000	CK HUTCHISON INTERNATIONA 144A	Corporate Debt Instruments	914,166
165,000	CLARK EQUIPMENT CO 144A	Corporate Debt Instruments	171,394
1,300,000	CLEARWAY ENERGY OPERATING 144A	Corporate Debt Instruments	1,296,750
1,448,672	CLI FUNDING VIII LLC 1A A 144A	Corporate Debt Instruments	1,414,824
441,000	CNH INDUSTRIAL CAPITAL LLC	Corporate Debt Instruments	444,933
393,000	CNPC GENERAL CAPITAL LTD 144A	Corporate Debt Instruments	396,140
880,000	COCA-COLA CO/THE	Corporate Debt Instruments	975,205
1,738,666	COMETA ENERGIA SA DE CV 144A	Corporate Debt Instruments	1,979,906
96,792	CONTINENTAL AIRLINES 2012-2 CL	Corporate Debt Instruments	100,336
224,956	COREVEST AMERICAN FIN 3 A 144A	Corporate Debt Instruments	229,859
952,000	CORNING INC	Corporate Debt Instruments	1,262,325
902	COUNTRYWIDE ASSET-BACKED S1 A3	Corporate Debt Instruments	919
1,630,000	COX COMMUNICATIONS INC 144A	Corporate Debt Instruments	1,733,878
980,000	COX COMMUNICATIONS INC 144A	Corporate Debt Instruments	1,040,645
340,000	COX COMMUNICATIONS INC 144A	Corporate Debt Instruments	365,461
750,000	CRH AMERICA INC 144A	Corporate Debt Instruments	801,530
59,000	CROWN CASTLE INTERNATIONAL COR	Corporate Debt Instruments	66,581
183,088	CSMC 2014-USA OA L USA A1 144A	Corporate Debt Instruments	188,792
702,000	CSMC 2014-USA OA L USA A2 144A	Corporate Debt Instruments	738,635
365,000	DANA INC	Corporate Debt Instruments	370,019
1,101,000	DAVITA INC 144A	Corporate Debt Instruments	1,127,149
1,090,000	DB MASTER FINANCE 1A A2II 144A	Corporate Debt Instruments	1,085,126
27,000	DELL INTERNATIONAL LLC / EMC C	Corporate Debt Instruments	28,484
210,000	DELL INTERNATIONAL LLC / EMC C	Corporate Debt Instruments	242,849
300,000	DELL INTERNATIONAL LLC / EMC C	Corporate Debt Instruments	358,065
1,125,000	DELTA AIR LINES INC / SKY 144A	Corporate Debt Instruments	1,229,257
855,000	DEUTSCHE BANK AG/NEW YORK NY	Corporate Debt Instruments	854,014
810,000	DEUTSCHE BANK AG/NEW YORK NY	Corporate Debt Instruments	828,950
710,000	DEUTSCHE BANK AG/NEW YORK NY	Corporate Debt Instruments	703,933
680,000	DEUTSCHE BANK AG/NEW YORK NY	Corporate Debt Instruments	677,011
701,000	DEVON ENERGY CORP	Corporate Debt Instruments	753,023
571,000	DIAMONDBACK ENERGY INC	Corporate Debt Instruments	625,750
150,000	DILLARD'S INC	Corporate Debt Instruments	178,950
90,000	DILLARD'S INC	Corporate Debt Instruments	106,628
200,000	DILLARD'S INC	Corporate Debt Instruments	233,953
1,815,000	DNB BANK ASA 144A	Corporate Debt Instruments	1,841,651
1,680,000	DOMINION ENERGY INC	Corporate Debt Instruments	1,793,100
165,000	DOMINION ENERGY INC	Corporate Debt Instruments	175,265
1,100,000	DOMINION ENERGY INC	Corporate Debt Instruments	1,087,858
398,000	DOMINO'S PIZZA MAS 1A A2I 144A	Corporate Debt Instruments	399,675
835,000	DONLEN FLEET LEASE F 2 A2 144A	Corporate Debt Instruments	830,138
629,000	DOW CHEMICAL CO/THE	Corporate Debt Instruments	1,130,341
275,000	DPL INC	Corporate Debt Instruments	292,188
204,000	DPL INC	Corporate Debt Instruments	213,260
51,000	EDISON INTERNATIONAL	Corporate Debt Instruments	55,483
1,890,000	EL PUERTO DE LIVERPOOL SA 144A	Corporate Debt Instruments	2,012,869
230,000	ELANCO ANIMAL HEALTH INC	Corporate Debt Instruments	244,723
1,205,000	ELANCO ANIMAL HEALTH INC	Corporate Debt Instruments	1,397,800
757,000	EMBRAER NETHERLANDS FINANCE BV	Corporate Debt Instruments	783,313
275,000	EMPRESA DE LOS FERROCARRI 144A	Corporate Debt Instruments	235,796
390,000	EMPRESA NACIONAL DE TELEC 144A	Corporate Debt Instruments	383,179
168,000	ENEL AMERICAS SA	Corporate Debt Instruments	178,920
1,780,000	ENEL FINANCE INTERNATIONA 144A	Corporate Debt Instruments	2,538,680
1,145,000	ENEL FINANCE INTERNATIONA 144A	Corporate Debt Instruments	1,524,621
170,000	ENEL GENERACION CHILE SA	Corporate Debt Instruments	177,225
805,000	ENERGEAN ISRAEL FINANCE L 144A	Corporate Debt Instruments	809,025
80,000	ENERGY TRANSFER LP	Corporate Debt Instruments	101,517
511,000	ENERGY TRANSFER LP	Corporate Debt Instruments	659,938
34,000	ENERGY TRANSFER LP	Corporate Debt Instruments	37,593
353,000	ENERGY TRANSFER LP	Corporate Debt Instruments	425,371
700,000	ENERGY TRANSFER LP	Corporate Debt Instruments	823,937
671,000	ENERGY TRANSFER LP / REGENCY E	Corporate Debt Instruments	684,339

476,000	ENTERGY CORP	Corporate Debt Instruments	484,909
280,000	EPR PROPERTIES	Corporate Debt Instruments	277,330
295,000	EQM MIDSTREAM PARTNERS LP	Corporate Debt Instruments	306,800
408,000	EQM MIDSTREAM PARTNERS LP 144A	Corporate Debt Instruments	456,960
495,000	EQM MIDSTREAM PARTNERS LP 144A	Corporate Debt Instruments	514,800
260,000	EQT CORP	Corporate Debt Instruments	279,178
35,000	EQT CORP	Corporate Debt Instruments	38,763
115,000	EQT CORP 144A	Corporate Debt Instruments	118,051
259,000	EQUIFAX INC	Corporate Debt Instruments	368,208
152,000	EQUIFAX INC	Corporate Debt Instruments	154,689
332,000	EQUIFAX INC	Corporate Debt Instruments	343,732
180,000	EXETER AUTOMOBILE RECEIVA 2A B	Corporate Debt Instruments	179,447
255,000	EXETER AUTOMOBILE RECEIVA 2A C	Corporate Debt Instruments	254,009
495,000	EXPEDIA GROUP INC	Corporate Debt Instruments	514,352
450,000	EXPEDIA GROUP INC	Corporate Debt Instruments	501,420
152,000	EXPEDIA GROUP INC 144A	Corporate Debt Instruments	171,545
467,568	EXTENDED STAY AMERI ESH A 144A	Corporate Debt Instruments	468,183
104,457	EXTENDED STAY AMERI ESH D 144A	Corporate Debt Instruments	104,456
1,045,000	EXXON MOBIL CORP	Corporate Debt Instruments	1,238,803
725,000	EXXON MOBIL CORP	Corporate Debt Instruments	752,184
785,000	FALABELLA SA 144A	Corporate Debt Instruments	777,150
1,535,000	FEDEX CORP	Corporate Debt Instruments	2,060,456
1,080,000	FMG RESOURCES AUGUST 2006 144A	Corporate Debt Instruments	1,134,000
575,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	625,313
950,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	986,974
1,615,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	1,680,278
215,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	215,000
1,550,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	1,644,938
1,575,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	1,633,653
895,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	916,301
745,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	745,522
835,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	878,562
1,185,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	1,187,963
200,000	FORD MOTOR CREDIT CO LLC	Corporate Debt Instruments	203,600
565,000	FORESTAR GROUP INC 144A	Corporate Debt Instruments	566,413
1,225,000	FRESNILLO PLC 144A	Corporate Debt Instruments	1,280,750
1,365,000	FS KKR CAPITAL CORP	Corporate Debt Instruments	1,386,815
247,000	GATX CORP	Corporate Debt Instruments	275,242
1,493,000	GENERAL MOTORS CO	Corporate Debt Instruments	1,764,421
422,000	GENERAL MOTORS FINANCIAL CO IN	Corporate Debt Instruments	436,471
204,000	GEORGETOWN UNIVERSITY/THE	Corporate Debt Instruments	292,333
2,090,000	GLENCORE FUNDING LLC 144A	Corporate Debt Instruments	2,026,155
902,000	GOLDMAN SACHS GROUP INC/THE	Corporate Debt Instruments	1,281,533
644,000	GOLDMAN SACHS GROUP INC/THE	Corporate Debt Instruments	663,266
310,000	GOLDMAN SACHS GROUP INC/THE	Corporate Debt Instruments	328,711
300,000	GOLDMAN SACHS GROUP INC/THE	Corporate Debt Instruments	323,263
590,000	GOLDMAN SACHS GROUP INC/THE	Corporate Debt Instruments	621,922
1,395,000	GOODYEAR TIRE & RUBBER CO/THE	Corporate Debt Instruments	1,522,294
70,000	GRAY OAK PIPELINE LLC 144A	Corporate Debt Instruments	73,120
140,000	GRAY OAK PIPELINE LLC 144A	Corporate Debt Instruments	140,336
110,000	GROUP 1 AUTOMOTIVE INC 144A	Corporate Debt Instruments	109,588
3,230,000	GRUPO TELEVISA SAB	Corporate Debt Instruments	111,429
336,361	GS MORTGAGE SECURIT GC5 C 144A	Corporate Debt Instruments	288,430
165,000	GS MORTGAGE SECURITIES GC18 B	Corporate Debt Instruments	163,628
394,288	GS MORTGAGE SECURITIES GC45 A5	Corporate Debt Instruments	414,921
51,000	HANESBRANDS INC 144A	Corporate Debt Instruments	53,404
299,000	HANESBRANDS INC 144A	Corporate Debt Instruments	319,556
53,000	HASBRO INC	Corporate Debt Instruments	58,488
80,000	HCA INC	Corporate Debt Instruments	90,009
800,000	HCA INC	Corporate Debt Instruments	1,030,813
955,000	HCL AMERICA INC 144A	Corporate Debt Instruments	929,875
1,270,000	HEWLETT PACKARD ENTERPRISE CO	Corporate Debt Instruments	1,664,564

583,000	HEWLETT PACKARD ENTERPRISE CO	Corporate Debt Instruments	615,243
650,000	HILTON DOMESTIC OPERATING 144A	Corporate Debt Instruments	646,581
1,590,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	2,163,225
1,965,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	2,724,492
245,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	347,524
815,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	893,488
940,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	974,915
470,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	552,023
1,850,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	1,873,288
550,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	537,920
1,600,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	1,580,955
1,030,000	HSBC HOLDINGS PLC	Corporate Debt Instruments	1,017,740
1,184,000	HUNTINGTON BANCSHARES INC/OH	Corporate Debt Instruments	1,219,455
619,000	HYUNDAI CAPITAL AMERICA 144A	Corporate Debt Instruments	634,593
605,000	HYUNDAI CAPITAL AMERICA 144A	Corporate Debt Instruments	626,387
575,000	HYUNDAI CAPITAL AMERICA 144A	Corporate Debt Instruments	572,176
240,000	ICAHN ENTERPRISES LP / ICAHN E	Corporate Debt Instruments	246,600
440,000	ICAHN ENTERPRISES LP / ICAHN E	Corporate Debt Instruments	429,000
3,005,000	IMPERIAL BRANDS FINANCE P 144A	Corporate Debt Instruments	3,185,461
4,090,000	IMPERIAL BRANDS FINANCE P 144A	Corporate Debt Instruments	4,392,997
198,000	INTERNATIONAL LEASE FINANCE CO	Corporate Debt Instruments	204,110
345,000	INTESA SANPAOLO SPA 144A	Corporate Debt Instruments	348,363
1,204,276	INVITATION HOMES 2 SFR2 A 144A	Corporate Debt Instruments	1,204,464
1,210,000	IRON MOUNTAIN INC 144A	Corporate Debt Instruments	1,222,935
76,000	ISTAR INC	Corporate Debt Instruments	78,850
1,426,000	ISTAR INC	Corporate Debt Instruments	1,458,085
410,000	JABIL INC	Corporate Debt Instruments	421,610
280,000	JAZZ SECURITIES DAC 144A	Corporate Debt Instruments	289,923
243,000	JOHN DEERE CAPITAL CORP	Corporate Debt Instruments	251,328
650,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	670,168
845,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	932,535
930,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	1,043,952
70,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	71,993
2,595,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	3,005,849
480,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	485,650
600,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	622,313
1,445,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	1,497,640
1,196,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	1,198,781
553,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	568,034
2,010,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	2,067,231
888,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	920,349
270,000	KEN GARFF AUTOMOTIVE LLC 144A	Corporate Debt Instruments	270,338
545,000	KENBOURNE INVEST SA 144A	Corporate Debt Instruments	533,501
200,000	KIMBERLY-CLARK DE MEXICO 144A	Corporate Debt Instruments	197,642
360,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	476,349
685,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	949,769
510,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	680,355
555,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	645,410
610,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	712,321
680,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	835,897
490,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	597,637
1,173,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	1,244,703
254,000	KINDER MORGAN ENERGY PARTNERS	Corporate Debt Instruments	267,238
911,000	KINDER MORGAN INC 144A	Corporate Debt Instruments	973,623
925,000	KLABIN AUSTRIA GMBH 144A	Corporate Debt Instruments	1,064,916
602,000	KOPPERS INC 144A	Corporate Debt Instruments	612,529
39,000	LAMAR MEDIA CORP	Corporate Debt Instruments	39,566
500,000	LAMAR MEDIA CORP	Corporate Debt Instruments	486,900
1,201,000	LEAR CORP	Corporate Debt Instruments	1,521,198
69,000	LENNAR CORP	Corporate Debt Instruments	70,553
15,000	LENNAR CORP	Corporate Debt Instruments	15,935
630,000	LEVIATHAN BOND LTD 144A	Corporate Debt Instruments	664,852

474,000	LIBERTY MUTUAL GROUP INC 144A	Corporate Debt Instruments	522,590
700,000	LITHIA MOTORS INC 144A	Corporate Debt Instruments	747,250
255,000	LITHIA MOTORS INC 144A	Corporate Debt Instruments	260,330
210,000	LLOYDS BANKING GROUP PLC	Corporate Debt Instruments	229,183
1,535,000	LLOYDS BANKING GROUP PLC	Corporate Debt Instruments	1,654,216
820,000	LLOYDS BANKING GROUP PLC	Corporate Debt Instruments	903,161
546,079	LUNAR 2021-1 STRUCTUR 1 A 144A	Corporate Debt Instruments	543,122
280,000	LYB INTERNATIONAL FINANCE III	Corporate Debt Instruments	324,764
1,540,000	MARRIOTT INTERNATIONAL INC/MD	Corporate Debt Instruments	1,614,730
650,000	MED TRUST 2021-MDL MDLN A 144A	Corporate Debt Instruments	649,218
255,000	MERCADOLIBRE INC	Corporate Debt Instruments	247,990
340,000	MERCADOLIBRE INC	Corporate Debt Instruments	321,303
381,000	MICROCHIP TECHNOLOGY INC	Corporate Debt Instruments	397,166
1,040,000	MICROCHIP TECHNOLOGY INC	Corporate Debt Instruments	1,062,254
1,600,000	MICROCHIP TECHNOLOGY INC 144A	Corporate Debt Instruments	1,570,935
4,900	MILL CITY MORTGAGE L 1 A1 144A	Corporate Debt Instruments	4,900
180,900	MILLICOM INTERNATIONAL CE 144A	Corporate Debt Instruments	189,493
200,000	MILLICOM INTERNATIONAL CE 144A	Corporate Debt Instruments	201,502
955,000	MINERVA LUXEMBOURG SA 144A	Corporate Debt Instruments	908,444
1,347,000	MOHAWK INDUSTRIES INC	Corporate Debt Instruments	1,445,045
368,000	MOLEX ELECTRONIC TECHNOLO 144A	Corporate Debt Instruments	386,023
690,000	MORGAN STANLEY	Corporate Debt Instruments	744,379
1,283,000	MORGAN STANLEY	Corporate Debt Instruments	1,360,341
316,000	MORGAN STANLEY	Corporate Debt Instruments	336,597
1,655,000	MORGAN STANLEY	Corporate Debt Instruments	1,649,995
400,000	MORGAN STANLEY BANK OF C11 A4	Corporate Debt Instruments	412,456
1,024,000	NATIONAL RURAL UTILITIES COOPE	Corporate Debt Instruments	1,047,459
1,076,000	NATIONWIDE BUILDING SOCIE 144A	Corporate Debt Instruments	1,084,774
845,000	NATURA COSMETICOS SA 144A	Corporate Debt Instruments	828,100
2,275,000	NATWEST GROUP PLC	Corporate Debt Instruments	2,245,062
590,000	NATWEST GROUP PLC	Corporate Debt Instruments	629,064
1,675,000	NATWEST GROUP PLC	Corporate Debt Instruments	1,820,517
2,455,000	NATWEST GROUP PLC	Corporate Debt Instruments	2,567,886
54,000	NAVIENT CORP	Corporate Debt Instruments	57,578
57,000	NAVIENT CORP	Corporate Debt Instruments	63,005
917,000	NAVIENT CORP	Corporate Debt Instruments	934,625
451,000	NAVIENT CORP	Corporate Debt Instruments	480,879
80,565	NAVIENT PRIVATE EDU A A2A 144A	Corporate Debt Instruments	81,404
892,756	NAVIENT PRIVATE EDUC CA A 144A	Corporate Debt Instruments	879,630
55,889	NAVIENT PRIVATE EDUC HA A 144A	Corporate Debt Instruments	55,665
9,212,130	NAVIENT STUDENT LO 1A A1B 144A	Corporate Debt Instruments	9,217,387
690,000	NAVIENT STUDENT LOA 1A A3 144A	Corporate Debt Instruments	696,633
1,646,957	NAVIENT STUDENT LOA 1A A3 144A	Corporate Debt Instruments	1,668,501
2,758,289	NAVIENT STUDENT LOA 2A A2 144A	Corporate Debt Instruments	2,819,641
2,280,000	NAVIENT STUDENT LOA 3A A3 144A	Corporate Debt Instruments	2,285,697
1,295,000	NAVIENT STUDENT LOA 3A A3 144A	Corporate Debt Instruments	1,312,706
1,403,348	NAVIENT STUDENT LOA 4A A2 144A	Corporate Debt Instruments	1,413,150
455,000	NAVIENT STUDENT LOA 4A A2 144A	Corporate Debt Instruments	457,125
805,000	NAVIENT STUDENT LOA 4A A3 144A	Corporate Debt Instruments	817,274
1,070,000	NAVIENT STUDENT LOA 6A A3 144A	Corporate Debt Instruments	1,108,288
1,724,650	NAVIENT STUDENT LOAN 1A A 144A	Corporate Debt Instruments	1,718,705
1,183,815	NAVIENT STUDENT LOAN 2A A 144A	Corporate Debt Instruments	1,193,048
449,287	NAVIENT STUDENT LOAN 3A A 144A	Corporate Debt Instruments	453,236
1,753,817	NAVIENT STUDENT LOAN 5A A 144A	Corporate Debt Instruments	1,793,001
1,749,709	NAVIENT STUDENT LOAN 5A A 144A	Corporate Debt Instruments	1,755,193
1,451,126	NAVIENT STUDENT LOAN 7A A 144A	Corporate Debt Instruments	1,468,177
835,625	NAVIGATOR AIRCRAFT AB 1 A 144A	Corporate Debt Instruments	832,696
1,490,000	NBN CO LTD 144A	Corporate Debt Instruments	1,467,993
225,000	NEW FORTRESS ENERGY INC 144A	Corporate Debt Instruments	227,250
555,000	NEW FORTRESS ENERGY INC 144A	Corporate Debt Instruments	550,838
169,000	NEWELL BRANDS INC	Corporate Debt Instruments	184,210
545,000	NISSAN MOTOR CO LTD 144A	Corporate Debt Instruments	559,273

1,050,000	NISSAN MOTOR CO LTD 144A	Corporate Debt Instruments	1,101,081
140,000	NORDSTROM INC	Corporate Debt Instruments	157,675
545,000	NRG ENERGY INC 144A	Corporate Debt Instruments	534,100
796,000	NVR INC	Corporate Debt Instruments	827,908
93,401	OBX 2018-EXP1 TR EXP1 1A3 144A	Corporate Debt Instruments	93,989
275,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	283,392
2,495,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	2,559,745
1,360,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	1,388,219
75,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	74,795
135,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	157,613
995,000	OCCIDENTAL PETROLEUM CORP	Corporate Debt Instruments	1,096,988
923,000	OCP SA 144A	Corporate Debt Instruments	987,296
490,000	OCP SA 144A	Corporate Debt Instruments	516,881
585,000	OCP SA 144A	Corporate Debt Instruments	567,684
215,000	ONEAMERICA FINANCIAL PART 144A	Corporate Debt Instruments	233,891
1,305,000	ONEMAIN FINANCE CORP	Corporate Debt Instruments	1,278,900
505,000	ONEMAIN FINANCIAL IS 1A A 144A	Corporate Debt Instruments	516,426
673,000	OOREDOO INTERNATIONAL FIN 144A	Corporate Debt Instruments	689,203
755,000	OOREDOO INTERNATIONAL FIN 144A	Corporate Debt Instruments	831,741
1,180,000	OOREDOO INTERNATIONAL FIN 144A	Corporate Debt Instruments	1,184,425
930,000	ORACLE CORP	Corporate Debt Instruments	941,489
520,000	ORACLE CORP	Corporate Debt Instruments	523,543
1,250,000	ORACLE CORP	Corporate Debt Instruments	1,308,250
566,000	ORBIA ADVANCE CORP SAB DE 144A	Corporate Debt Instruments	744,998
919,000	ORBIA ADVANCE CORP SAB DE 144A	Corporate Debt Instruments	1,123,487
565,000	OUTFRONT MEDIA CAPITAL LL 144A	Corporate Debt Instruments	566,028
434,000	OWENS CORNING	Corporate Debt Instruments	464,216
1,095,000	OWL ROCK CAPITAL CORP	Corporate Debt Instruments	1,113,193
325,000	OWL ROCK CAPITAL CORP	Corporate Debt Instruments	318,071
850,000	OWL ROCK TECHNOLOGY FINAN 144A	Corporate Debt Instruments	876,001
585,000	PAN AMERICAN ENERGY LLC/A 144A	Corporate Debt Instruments	653,738
680,000	PATTERN ENERGY OPERATIONS 144A	Corporate Debt Instruments	705,500
135,000	PETROBRAS GLOBAL FINANCE BV	Corporate Debt Instruments	149,513
1,065,000	PETROBRAS GLOBAL FINANCE BV	Corporate Debt Instruments	1,134,225
4,450,000	PETROBRAS GLOBAL FINANCE BV	Corporate Debt Instruments	4,628,312
1,030,000	PETROBRAS GLOBAL FINANCE BV	Corporate Debt Instruments	1,077,638
1,350,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	1,297,073
380,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	340,911
960,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	833,760
560,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	497,000
4,925,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	4,752,625
570,000	PETROLEOS MEXICANOS	Corporate Debt Instruments	508,725
4,182,194	PETROLEOS MEXICANOS 144A	Corporate Debt Instruments	4,224,016
453,000	PG&E CORP	Corporate Debt Instruments	476,474
710,145	PLANET FITNESS MAS 1A A2I 144A	Corporate Debt Instruments	710,412
1,214,000	POST HOLDINGS INC 144A	Corporate Debt Instruments	1,236,459
1,155,000	POST HOLDINGS INC 144A	Corporate Debt Instruments	1,146,338
1,050,000	PROSUS NV 144A	Corporate Debt Instruments	1,171,884
3,230,000	PROSUS NV 144A	Corporate Debt Instruments	3,327,282
3,650,000	PROSUS NV 144A	Corporate Debt Instruments	3,561,950
1,120,000	PROSUS NV 144A	Corporate Debt Instruments	1,153,732
1,130,000	PROSUS NV 144A	Corporate Debt Instruments	1,057,587
1,065,000	QATAR ENERGY 144A	Corporate Debt Instruments	1,076,306
345,000	QORVO INC 144A	Corporate Debt Instruments	345,222
480,000	RATTLER MIDSTREAM LP 144A	Corporate Debt Instruments	499,200
420,000	RELX CAPITAL INC	Corporate Debt Instruments	466,228
1,954,519	RIO OIL FINANCE TRUST SER 144A	Corporate Debt Instruments	2,096,222
423,533	RIO OIL FINANCE TRUST SER 144A	Corporate Debt Instruments	484,945
1,275,725	RIO OIL FINANCE TRUST SER 144A	Corporate Debt Instruments	1,443,164
260,000	ROCKET MORTGAGE LLC / ROC 144A	Corporate Debt Instruments	260,975
800,000	ROCKET MORTGAGE LLC / ROC 144A	Corporate Debt Instruments	812,000
375,000	ROCKET MORTGAGE LLC / ROC 144A	Corporate Debt Instruments	379,688

223,000	RPM INTERNATIONAL INC	Corporate Debt Instruments	226,519
680,000	RYDER SYSTEM INC	Corporate Debt Instruments	699,647
585,000	SA GLOBAL SUKUK LTD 144A	Corporate Debt Instruments	575,963
88,000	SABRE GLBL INC 144A	Corporate Debt Instruments	99,440
395,000	SABRE GLBL INC 144A	Corporate Debt Instruments	412,775
585,000	SANTANDER DRIVE AUTO RECEI 1 C	Corporate Debt Instruments	584,419
605,000	SANTANDER DRIVE AUTO RECEI 2 C	Corporate Debt Instruments	603,197
665,000	SANTANDER DRIVE AUTO RECEI 3 C	Corporate Debt Instruments	658,601
662,000	SANTANDER UK GROUP HOLDIN 144A	Corporate Debt Instruments	856,769
770,000	SAUDI ARABIAN OIL CO 144A	Corporate Debt Instruments	891,391
870,000	SAUDI ARABIAN OIL CO 144A	Corporate Debt Instruments	846,075
1,280,000	SBA COMMUNICATIONS CORP 144A	Corporate Debt Instruments	1,228,800
82,000	SCIENCE APPLICATIONS INTE 144A	Corporate Debt Instruments	84,050
123,000	SEAGATE HDD CAYMAN	Corporate Debt Instruments	127,969
92,178	SEASONED CREDIT RISK TR 4 M45T	Corporate Debt Instruments	99,628
400,000	SENSATA TECHNOLOGIES BV 144A	Corporate Debt Instruments	408,500
560,000	SENSATA TECHNOLOGIES INC 144A	Corporate Debt Instruments	558,600
18,332	SEQUOIA MORTGAGE T CH1 A1 144A	Corporate Debt Instruments	18,450
49,161	SEQUOIA MORTGAGE T CH1 A1 144A	Corporate Debt Instruments	49,649
73,595	SEQUOIA MORTGAGE T CH3 A2 144A	Corporate Debt Instruments	74,155
1,070,000	SIRIUS XM RADIO INC 144A	Corporate Debt Instruments	1,075,981
418,032	SLM STUDENT LOAN T 3A A6A 144A	Corporate Debt Instruments	415,225
809,629	SLM STUDENT LOAN TR 8A A6 144A	Corporate Debt Instruments	808,654
696,934	SLM STUDENT LOAN TRUST 2 9 A7A	Corporate Debt Instruments	696,103
191,435	SLM STUDENT LOAN TRUST 20 2 A2	Corporate Debt Instruments	192,403
139,928	SLM STUDENT LOAN TRUST 201 3 A	Corporate Debt Instruments	142,880
1,654,039	SMB PRIVATE EDUCAT A APT2 144A	Corporate Debt Instruments	1,610,163
357,608	SMB PRIVATE EDUCAT A APT2 144A	Corporate Debt Instruments	348,122
88,146	SMB PRIVATE EDUCATI A A2A 144A	Corporate Debt Instruments	89,482
242,508	SMB PRIVATE EDUCATI A A2A 144A	Corporate Debt Instruments	251,208
306,174	SMB PRIVATE EDUCATI B A2A 144A	Corporate Debt Instruments	318,326
98,132	SMB PRIVATE EDUCATI B A2A 144A	Corporate Debt Instruments	99,995
110,000	SMITHFIELD FOODS INC 144A	Corporate Debt Instruments	109,665
1,108,000	SOCIEDAD QUIMICA Y MINERA 144A	Corporate Debt Instruments	1,195,266
2,169,000	SOCIETE GENERALE SA 144A	Corporate Debt Instruments	2,224,511
223,833	SOFI PROFESSIONAL A A2FX 144A	Corporate Debt Instruments	227,838
2,875,000	SOUTHERN CO/THE	Corporate Debt Instruments	2,939,688
1,100,000	SOUTHERN CO/THE	Corporate Debt Instruments	1,100,000
485,000	SOUTHERN NATURAL GAS CO L 144A	Corporate Debt Instruments	482,203
1,180,000	SOUTHWEST AIRLINES CO	Corporate Debt Instruments	1,349,836
175,000	SOUTHWESTERN ENERGY CO	Corporate Debt Instruments	184,226
1,824,000	STANDARD CHARTERED PLC 144A	Corporate Debt Instruments	1,870,483
1,119,000	SUMITOMO MITSUI FINANCIAL GROU	Corporate Debt Instruments	1,155,791
1,130,000	SUMITOMO MITSUI FINANCIAL GROU	Corporate Debt Instruments	1,178,831
760,000	SUMITOMO MITSUI FINANCIAL GROU	Corporate Debt Instruments	756,359
75,000	SUMMIT MATERIALS LLC / SU 144A	Corporate Debt Instruments	78,555
455,000	SUNCOKE ENERGY INC 144A	Corporate Debt Instruments	452,725
600,000	SUZANO AUSTRIA GMBH	Corporate Debt Instruments	609,756
620,000	SUZANO AUSTRIA GMBH	Corporate Debt Instruments	599,856
35,000	TARGA RESOURCES PARTNERS LP /	Corporate Debt Instruments	37,520
430,000	TELECOM ITALIA CAPITAL SA	Corporate Debt Instruments	493,021
1,995,000	TELECOM ITALIA CAPITAL SA	Corporate Debt Instruments	2,344,664
3,125,000	TELECOM ITALIA SPA/MILANO 144A	Corporate Debt Instruments	3,288,938
912,000	TENCENT HOLDINGS LTD 144A	Corporate Debt Instruments	845,734
665,000	TEVA PHARMACEUTICAL FINANCE NE	Corporate Debt Instruments	625,100
654,000	TEVA PHARMACEUTICAL FINANCE NE	Corporate Debt Instruments	699,780
732,667	TEXTAINER MARINE CON 1A A 144A	Corporate Debt Instruments	712,472
960,686	TEXTAINER MARINE CON 2A A 144A	Corporate Debt Instruments	955,011
1,907,733	TEXTAINER MARINE CON 3A A 144A	Corporate Debt Instruments	1,870,825
635,000	TEXTRON INC	Corporate Debt Instruments	655,935
1,516,000	THAIOIL TREASURY CENTER C 144A	Corporate Debt Instruments	1,586,025
2,690,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	3,673,202

428,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	561,098
102,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	139,281
134,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	167,619
47,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	57,125
600,000	TIME WARNER CABLE LLC	Corporate Debt Instruments	655,882
790,000	T-MOBILE USA INC	Corporate Debt Instruments	905,393
220,000	T-MOBILE USA INC	Corporate Debt Instruments	258,375
1,185,000	T-MOBILE USA INC	Corporate Debt Instruments	1,297,724
1,445,000	T-MOBILE USA INC	Corporate Debt Instruments	1,582,456
1,075,000	T-MOBILE USA INC 144A	Corporate Debt Instruments	1,077,688
1,000,000	T-MOBILE USA INC 144A	Corporate Debt Instruments	1,018,940
1,000,000	T-MOBILE USA INC 144A	Corporate Debt Instruments	1,040,000
825,000	T-MOBILE USA INC 144A	Corporate Debt Instruments	824,053
1,281,000	TORONTO-DOMINION BANK/THE	Corporate Debt Instruments	1,328,989
36,459	TOWD POINT MORTGAGE 2 A1A 144A	Corporate Debt Instruments	36,545
304,940	TOWD POINT MORTGAGE 2 M2 144A	Corporate Debt Instruments	313,066
373,009	TOWD POINT MORTGAGE 3 A1 144A	Corporate Debt Instruments	385,683
254,311	TOWD POINT MORTGAGE 4 M2 144A	Corporate Debt Instruments	259,596
525,000	TOYOTA MOTOR CORP	Corporate Debt Instruments	541,079
1,225,000	TOYOTA MOTOR CREDIT CORP	Corporate Debt Instruments	1,243,826
1,880,000	TRANSCANADA TRUST	Corporate Debt Instruments	1,974,000
1,300,000	TRANSCANADA TRUST	Corporate Debt Instruments	1,420,250
2,580,000	TRANSCANADA TRUST	Corporate Debt Instruments	2,667,075
1,620,000	TRANSCANADA TRUST	Corporate Debt Instruments	1,729,350
222,000	TRANSELEC SA 144A	Corporate Debt Instruments	231,937
426,000	TRANSELEC SA 144A	Corporate Debt Instruments	450,235
554,000	TRANSPORTADORA DE GAS INT 144A	Corporate Debt Instruments	610,791
777,087	TRITON CONTAINER FIN 1A A 144A	Corporate Debt Instruments	761,030
413,040	UBS-BARCLAYS COMMERCIAL C5 A4	Corporate Debt Instruments	418,759
1,085,000	ULTRAPAR INTERNATIONAL SA 144A	Corporate Debt Instruments	1,146,042
1,890,000	ULTRAPAR INTERNATIONAL SA 144A	Corporate Debt Instruments	1,953,334
839,000	ULTRAPAR INTERNATIONAL SA 144A	Corporate Debt Instruments	886,202
2,070,000	UNICREDIT SPA 144A	Corporate Debt Instruments	2,483,140
2,125,000	UNICREDIT SPA 144A	Corporate Debt Instruments	2,317,422
1,320,000	UNICREDIT SPA 144A	Corporate Debt Instruments	1,286,752
137,597	UNION PACIFIC RAILROAD CO 2006	Corporate Debt Instruments	157,449
130,343	UNION PACIFIC RAILROAD CO 2007	Corporate Debt Instruments	152,168
310,000	UNITED AIRLINES INC 144A	Corporate Debt Instruments	323,248
465,000	UNITED AIRLINES INC 144A	Corporate Debt Instruments	479,531
625,000	UNITED RENTALS NORTH AMERICA I	Corporate Debt Instruments	629,377
447,000	UNIVAR SOLUTIONS USA INC/ 144A	Corporate Debt Instruments	466,431
135,000	UNUM GROUP	Corporate Debt Instruments	169,831
55,000	UNUM GROUP	Corporate Debt Instruments	68,274
163,000	VALVOLINE INC 144A	Corporate Debt Instruments	166,296
675,000	VALVOLINE INC 144A	Corporate Debt Instruments	653,603
1,170,000	VERIZON COMMUNICATIONS INC	Corporate Debt Instruments	1,374,444
174,000	VIATRIS INC	Corporate Debt Instruments	185,978
650,000	VMWARE INC	Corporate Debt Instruments	645,505
825,000	VMWARE INC	Corporate Debt Instruments	811,269
704,000	VOLKSWAGEN GROUP OF AMERI 144A	Corporate Debt Instruments	741,132
535,000	WALT DISNEY CO/THE	Corporate Debt Instruments	794,586
915,000	WELLS FARGO & CO	Corporate Debt Instruments	997,779
1,120,000	WELLS FARGO & CO	Corporate Debt Instruments	1,248,578
330,000	WELLS FARGO & CO	Corporate Debt Instruments	343,395
310,000	WELLS FARGO & CO	Corporate Debt Instruments	316,785
2,075,000	WELLS FARGO & CO	Corporate Debt Instruments	2,843,405
385,000	WELLTOWER INC	Corporate Debt Instruments	392,596
297,814	WFRBS COMMERCIAL MOR C4 D 144A	Corporate Debt Instruments	282,524
385,000	WFRBS COMMERCIAL MORTGA C20 AS	Corporate Debt Instruments	402,159
905,000	WILLIAMS COS INC/THE	Corporate Debt Instruments	962,920
1,299,000	WILLIAMS COS INC/THE	Corporate Debt Instruments	1,382,135
1,313,000	ZIFF DAVIS INC 144A	Corporate Debt Instruments	1,346,665

1,245,468	ABC SUPPLY 10/19 COV-LITE TL	Corporate Debt Instruments	1,236,127
498,750	AECOM 4/21 TLB	Corporate Debt Instruments	498,750
560,557	ARAMARK 4/21 COV-LITE TLB	Corporate Debt Instruments	557,053
1,012,197	ASURION 12/20 B8 COV-LITE TL	Corporate Debt Instruments	1,004,606
982,154	BEACON ROOFING 5/21 COV-LITE T	Corporate Debt Instruments	975,770
1,116,625	BURGER KING/RESTAURANT BRANDS	Corporate Debt Instruments	1,099,875
787,970	CABLEVISION SYSTEMS/ALTICE USA	Corporate Debt Instruments	777,135
273,346	CALPINE 3/19 B-9 COV-LITE TLB	Corporate Debt Instruments	270,058
361,788	CALPINE 8/19 B10 COV-LITE TLB	Corporate Debt Instruments	356,889
1,094,500	CHURCHILL DOWNS 3/21 INCREMENT	Corporate Debt Instruments	1,086,291
636,695	CITADEL SECURITIES 1/21 TLB	Corporate Debt Instruments	632,334
535,325	DT MIDSTREAM 5/21 COV-LITE TL	Corporate Debt Instruments	536,080
1,244,424	ELANCO ANIMAL HEALTH 8/20 COV-	Corporate Debt Instruments	1,226,927
700,217	EMDEON 3/17 COV-LITE TLB	Corporate Debt Instruments	699,418
320,975	EW SCRIPPS 12/20 INCREMENTAL	Corporate Debt Instruments	320,529
1,036,238	INTERNATIONAL SOS 7/21 TLB	Corporate Debt Instruments	1,036,238
789,770	IRON MOUNTAIN 3/18 TLB	Corporate Debt Instruments	776,936
789,924	KAR AUCTION 9/19 COV-LITE B6	Corporate Debt Instruments	776,101
565,250	MKS INSTRUMENTS 10/21 (USD) TL	Corporate Debt Instruments	563,696
1,276,816	ON SEMICONDUCTOR 9/19 TLB	Corporate Debt Instruments	1,274,748
790,000	PACIFIC GAS & ELECTRIC 6/20 TL	Corporate Debt Instruments	780,520
1,245,492	QUIKRETE 11/16 COV-LITE TLB	Corporate Debt Instruments	1,230,285
224,220	QUIKRETE 6/21 COV-LITE TLB1	Corporate Debt Instruments	223,597
269,325	RE/MAX 7/21 COV-LITE TLB	Corporate Debt Instruments	267,642
566,022	RESTORATION HARDWARE/RH 10/21	Corporate Debt Instruments	564,324
259,104	SABRE 6/21 TLB1	Corporate Debt Instruments	255,541
413,027	SABRE 6/21 TLB2	Corporate Debt Instruments	407,347
789,924	SINCLAIR TELEVISION 7/19	Corporate Debt Instruments	770,176
314,958	SRAM 5/21 COV-LITE TLB	Corporate Debt Instruments	314,564
777,942	SS&C TECHNOLOGIES 10/18 ADD-ON	Corporate Debt Instruments	769,027
1,126,276	SUMMIT MATERIALS 11/17	Corporate Debt Instruments	1,125,431
639,363	TELENET 1/20 (USD) AR TL	Corporate Debt Instruments	627,375
809,853	TRANSDIGM 2/20 COV-LITE TLF	Corporate Debt Instruments	798,013
399,099	TRANSDIGM 2/20 COV-LITE TLG	Corporate Debt Instruments	394,278
716,879	TRANSUNION 11/19 B5 COV-LITE	Corporate Debt Instruments	709,710
789,717	U.S.I. 8/17 INCREMENTAL TLB	Corporate Debt Instruments	783,091
789,610	UBER 2/21 TLB	Corporate Debt Instruments	789,216
626,508	UPC FINANCING 1/20 (USD)	Corporate Debt Instruments	618,157
661,390	VALEANT 11/18 INCREMENTAL TL	Corporate Debt Instruments	657,117
800,000	VIRGIN MEDIA 10/19 COV-LITE	Corporate Debt Instruments	792,168
663,173	VNU 4/17 COV-LITE TLB4	Corporate Debt Instruments	662,530
433,125	WARNER MUSIC 3/21 INCREMENTAL	Corporate Debt Instruments	430,743
354,839	WELLS FARGO ASSET MANAGEMENT/W	Corporate Debt Instruments	355,577
635,846	WRIGHT EXPRESS 4/21 COV-LITE T	Corporate Debt Instruments	631,872
170,100	CITIGROUP CAPITAL XIII	Corporate Debt Instruments	4,745,790
575,000	JPMORGAN CHASE & CO	Corporate Debt Instruments	868,694
2,095,000	VODAFONE GROUP PLC	Corporate Debt Instruments	2,534,615
590,000	CALIFORNIA ST	Other Bonds	984,624
850,000	CALIFORNIA ST	Other Bonds	1,333,493
380,000	CALIFORNIA ST	Other Bonds	629,380
870,000	COLOMBIA GOVERNMENT INTERNATIO	Other Bonds	706,005
1,685,000	DOMINICAN REPUBLIC INTERN 144A	Other Bonds	1,712,381
855,000	DOMINICAN REPUBLIC INTERN 144A	Other Bonds	844,313
1,155,000	EGYPT GOVERNMENT INTERNAT 144A	Other Bonds	1,021,805
1,335,000	GHANA GOVERNMENT INTERNAT 144A	Other Bonds	1,115,918
2,945,000	ILLINOIS ST	Other Bonds	3,404,079
406,000	INDONESIA GOVERNMENT INTE 144A	Other Bonds	406,000
45,000	LOS ANGELES CA UNIF SCH DIST	Other Bonds	58,574
1,305,000	LOS ANGELES CA UNIF SCH DIST	Other Bonds	1,817,454
174,630,000	MEXICAN BONOS	Other Bonds	9,026,575
82,810,000	MEXICAN BONOS	Other Bonds	3,814,197
1,085,000	MOROCCO GOVERNMENT INTERN 144A	Other Bonds	983,281

290,000	NEW JERSEY ST TURNPIKE AUTH TU	Other Bonds	466,821
1,045,000	NEW JERSEY ST TURNPIKE AUTH TU	Other Bonds	1,639,522
764,000	OMAN GOVERNMENT INTERNATI 144A	Other Bonds	766,414
460,000	OMAN SOVEREIGN SUKUK CO 144A	Other Bonds	488,750
178,000	PERUVIAN GOVERNMENT INTERNATIO	Other Bonds	180,672
600,000	QATAR GOVERNMENT INTERNAT 144A	Other Bonds	623,790
647,000	QATAR GOVERNMENT INTERNAT 144A	Other Bonds	803,763
625,000	REPUBLIC OF KENYA GOVERNM 144A	Other Bonds	612,463
2,144,000	SAUDI GOVERNMENT INTERNAT 144A	Other Bonds	2,283,429
1,310,000	UKRAINE GOVERNMENT INTERN 144A	Other Bonds	1,152,800
1,035,000	UNIV OF VIRGINIA VA UNIV REVEN	Other Bonds	1,125,590
36,804,000	URUGUAY GOVERNMENT INTERN 144A	Other Bonds	816,827
6,350,000	URUGUAY GOVERNMENT INTERN REGS	Other Bonds	140,879
320,375,000	URUGUAY GOVERNMENT INTERNATION	Other Bonds	6,887,203
2,421	BNY MELLON CASH RESERVE	U.S. Government Securities	2,421
88,893	SWAP COLLATERAL WITH MORGAN	U.S. Government Securities	88,893
375,000	U S TREASURY BILL	U.S. Government Securities	374,931
8,370,000	U S TREASURY BILL	U.S. Government Securities	8,369,999
36,935,000	U S TREASURY BILL	U.S. Government Securities	36,926,160
5,600,000	U S TREASURY BILL	U.S. Government Securities	5,599,994
5,270,000	U S TREASURY BILL	U.S. Government Securities	5,269,998
10,520,000	U S TREASURY BILL	U.S. Government Securities	10,517,418
3,500,000	U S TREASURY BOND	U.S. Government Securities	3,551,406
150,000	U S TREASURY BOND	U.S. Government Securities	166,406
735,000	U S TREASURY BOND	U.S. Government Securities	774,391
4,830,000	U S TREASURY BOND	U.S. Government Securities	4,946,222
10,315,000	U S TREASURY BOND	U.S. Government Securities	10,032,949
8,405,000	U S TREASURY BOND	U.S. Government Securities	8,377,421
14,845,000	U S TREASURY BOND	U.S. Government Securities	15,063,036
25,190,000	U S TREASURY NOTE	U.S. Government Securities	24,481,531
28,865,000	U S TREASURY NOTE	U.S. Government Securities	27,473,617
5,400,000	U S TREASURY NOTE	U.S. Government Securities	5,176,195
6,525,000	U S TREASURY NOTE	U.S. Government Securities	6,315,486
9,943,000	U S TREASURY NOTE	U.S. Government Securities	9,751,131
7,770,000	U S TREASURY NOTE	U.S. Government Securities	7,876,838
12,980,000	U S TREASURY NOTE	U.S. Government Securities	12,720,400
2,915,000	U S TREASURY NOTE	U.S. Government Securities	2,870,364
5,000,000	U S TREASURY NOTE	U.S. Government Securities	4,871,875
20,955,000	U S TREASURY NOTE	U.S. Government Securities	20,594,017
10,140,000	U S TREASURY NOTE	U.S. Government Securities	10,081,378
2,714,700	U S TREASURY NOTE	U.S. Government Securities	2,967,188
6,104,700	U S TREASURY NOTE	U.S. Government Securities	6,791,002
1,895,700	U S TREASURY NOTE	U.S. Government Securities	2,051,133
606,400	U S TREASURY NOTE	U.S. Government Securities	646,882
1,305,000	U S TREASURY NOTE	U.S. Government Securities	1,277,473
1,505,000	U S TREASURY NOTE	U.S. Government Securities	1,488,598
2,060,000	U S TREASURY NOTE	U.S. Government Securities	2,036,503
1,460,000	U S TREASURY NOTE	U.S. Government Securities	1,467,072
130,000	U S TREASURY NOTE	U.S. Government Securities	129,533
8,510,000	U S TREASURY NOTE	U.S. Government Securities	8,506,676
73,917,000	COMMIT TO PUR FNMA SF MTG	U.S. Government Securities	75,280,193
6,566,000	COMMIT TO PUR FNMA SF MTG	U.S. Government Securities	6,586,519
4,171,000	COMMIT TO PUR FNMA SF MTG	U.S. Government Securities	4,151,957
22,477,000	COMMIT TO PUR FNMA SF MTG	U.S. Government Securities	22,891,526
1,973,000	COMMIT TO PUR FNMA SF MTG	U.S. Government Securities	2,042,074
325,691	FHLMC POOL #84-0286	U.S. Government Securities	338,140
44,090	FHLMC POOL #84-0353	U.S. Government Securities	45,347
86,128	FHLMC POOL #84-0385	U.S. Government Securities	88,604
35,710	FHLMC POOL #84-0940	U.S. Government Securities	36,965
195,491	FHLMC POOL #84-9327	U.S. Government Securities	203,559
39,726	FHLMC POOL #84-9536	U.S. Government Securities	41,134
58,160	FHLMC POOL #84-9713	U.S. Government Securities	60,295

67,952	FHLMC POOL #84-9777	U.S. Government Securities	70,517
88,260	FHLMC POOL #C9-1382	U.S. Government Securities	95,458
116,530	FHLMC POOL #C9-1395	U.S. Government Securities	125,690
119,543	FHLMC POOL #C9-1765	U.S. Government Securities	130,145
99,665	FHLMC POOL #C9-1769	U.S. Government Securities	108,089
69,834	FHLMC POOL #C9-1795	U.S. Government Securities	75,797
113,024	FHLMC POOL #C9-1841	U.S. Government Securities	120,945
151,374	FHLMC POOL #C9-1853	U.S. Government Securities	161,465
60,271	FHLMC POOL #C9-1862	U.S. Government Securities	64,493
313	FHLMC POOL #G0-1843	U.S. Government Securities	360
91,592	FHLMC POOL #G0-6447	U.S. Government Securities	100,852
107,901	FHLMC POOL #G0-6875	U.S. Government Securities	122,996
72,736	FHLMC POOL #G0-7775	U.S. Government Securities	80,233
397,400	FHLMC POOL #G0-7942	U.S. Government Securities	439,091
78,419	FHLMC POOL #G0-8607	U.S. Government Securities	86,168
104,320	FHLMC POOL #G0-8696	U.S. Government Securities	113,806
154,894	FHLMC POOL #G0-8699	U.S. Government Securities	167,387
71,259	FHLMC POOL #G0-8707	U.S. Government Securities	77,180
45,515	FHLMC POOL #G0-8818	U.S. Government Securities	48,964
69,699	FHLMC POOL #G3-0683	U.S. Government Securities	75,877
701,770	FHLMC POOL #G3-0804	U.S. Government Securities	763,597
103,752	FHLMC POOL #G3-0964	U.S. Government Securities	110,972
127,843	FHLMC POOL #G6-0153	U.S. Government Securities	139,459
116,932	FHLMC POOL #G6-0198	U.S. Government Securities	129,003
66,082	FHLMC POOL #G6-0342	U.S. Government Securities	72,904
83,156	FHLMC POOL #G6-0384	U.S. Government Securities	91,229
54,157	FHLMC POOL #G6-0819	U.S. Government Securities	59,651
203,179	FHLMC POOL #G6-0887	U.S. Government Securities	224,487
153,939	FHLMC POOL #G6-0914	U.S. Government Securities	170,084
143,177	FHLMC POOL #G6-0920	U.S. Government Securities	157,792
191,202	FHLMC POOL #G6-1169	U.S. Government Securities	207,609
278,002	FHLMC POOL #G6-1185	U.S. Government Securities	302,358
97,927	FHLMC POOL #G6-1220	U.S. Government Securities	106,071
62,584	FHLMC POOL #G6-1230	U.S. Government Securities	67,102
181,326	FHLMC POOL #G6-1289	U.S. Government Securities	196,386
197,185	FHLMC POOL #G6-1290	U.S. Government Securities	214,780
118,010	FHLMC POOL #G6-1658	U.S. Government Securities	129,141
41,585	FHLMC POOL #Q0-2117	U.S. Government Securities	46,007
75,191	FHLMC POOL #Q1-2458	U.S. Government Securities	79,515
38,623	FHLMC POOL #Q1-4852	U.S. Government Securities	41,726
33,779	FHLMC POOL #Q1-7396	U.S. Government Securities	36,247
45,078	FHLMC POOL #Q1-7575	U.S. Government Securities	48,524
44,394	FHLMC POOL #Q2-0683	U.S. Government Securities	47,919
79,505	FHLMC POOL #Q2-2236	U.S. Government Securities	85,902
4,968	FHLMC POOL #Q2-4035	U.S. Government Securities	5,323
16,807	FHLMC POOL #Q2-5923	U.S. Government Securities	18,397
26,593	FHLMC POOL #Q3-2256	U.S. Government Securities	28,194
37,359	FHLMC POOL #Q3-4582	U.S. Government Securities	40,444
2,070	FHLMC POOL #Q3-9583	U.S. Government Securities	2,258
44,797	FHLMC POOL #Q4-3410	U.S. Government Securities	48,982
63,257	FHLMC POOL #Q4-5220	U.S. Government Securities	68,933
232,004	FHLMC POOL #Q4-8372	U.S. Government Securities	251,110
14,936	FHLMC POOL #Q4-8674	U.S. Government Securities	15,906
151,737	FHLMC POOL #Q5-0176	U.S. Government Securities	162,614
201,810	FHLMC POOL #Q5-2337	U.S. Government Securities	217,539
69,712	FHLMC POOL #Q5-3695	U.S. Government Securities	73,855
11,679	FHLMC POOL #Q5-8588	U.S. Government Securities	12,549
160,633	FHLMC POOL #QB-0320	U.S. Government Securities	164,909
241,608	FHLMC POOL #QB-0354	U.S. Government Securities	248,492
421,380	FHLMC POOL #QB-5275	U.S. Government Securities	421,987
470,380	FHLMC POOL #QB-6698	U.S. Government Securities	471,057
1,263,324	FHLMC POOL #QB-7306	U.S. Government Securities	1,265,142

921,742	FHLMC POOL #QB-7396	U.S. Government Securities	923,069
1,977,391	FHLMC POOL #QB-7858	U.S. Government Securities	1,980,239
239,943	FHLMC POOL #QC-0203	U.S. Government Securities	240,230
207,412	FHLMC POOL #QC-0474	U.S. Government Securities	207,710
448,041	FHLMC POOL #QC-0574	U.S. Government Securities	448,687
812,716	FHLMC POOL #QC-0619	U.S. Government Securities	813,886
668,078	FHLMC POOL #QD-0280	U.S. Government Securities	667,422
1,258,496	FHLMC POOL #QD-2377	U.S. Government Securities	1,286,482
1,962,314	FHLMC POOL #QD-2433	U.S. Government Securities	1,959,789
1,600,000	FHLMC POOL #QD-3473	U.S. Government Securities	1,597,294
73,094	FHLMC POOL #QU-7615	U.S. Government Securities	70,490
141,799	FHLMC POOL #QU-7616	U.S. Government Securities	144,805
160,360	FHLMC POOL #QU-7709	U.S. Government Securities	154,647
436,192	FHLMC POOL #RA-1266	U.S. Government Securities	456,963
458,054	FHLMC POOL #RA-2623	U.S. Government Securities	471,104
559,452	FHLMC POOL #RA-2892	U.S. Government Securities	575,392
1,127,869	FHLMC POOL #RA-2957	U.S. Government Securities	1,129,187
624,701	FHLMC POOL #RA-3019	U.S. Government Securities	640,776
8,153,599	FHLMC POOL #RA-3046	U.S. Government Securities	8,156,101
19,230,926	FHLMC POOL #RA-3050	U.S. Government Securities	19,253,389
1,287,227	FHLMC POOL #RA-3454	U.S. Government Securities	1,288,731
1,507,483	FHLMC POOL #RE-6093	U.S. Government Securities	1,446,332
6,170,277	FHLMC POOL #SD-0093	U.S. Government Securities	6,751,479
283,896	FHLMC POOL #SD-0136	U.S. Government Securities	294,739
2,149,532	FHLMC POOL #SD-0291	U.S. Government Securities	2,343,701
3,721,121	FHLMC POOL #SD-0752	U.S. Government Securities	3,824,666
3,829,678	FHLMC POOL #SD-7530	U.S. Government Securities	3,928,899
13,284,093	FHLMC POOL #SD-7536	U.S. Government Securities	13,686,477
182,828	FHLMC POOL #SD-8028	U.S. Government Securities	199,413
132,467	FHLMC POOL #V8-3157	U.S. Government Securities	142,882
273,296	FHLMC POOL #V8-3204	U.S. Government Securities	293,796
239,079	FHLMC POOL #V8-4664	U.S. Government Securities	257,248
126,774	FHLMC POOL #ZA-5559	U.S. Government Securities	138,398
512,480	FHLMC POOL #ZM-6968	U.S. Government Securities	545,659
334,200	FHLMC POOL #ZM-7740	U.S. Government Securities	358,794
105,601	FHLMC POOL #ZM-8305	U.S. Government Securities	115,507
278,585	FHLMC POOL #ZN-2092	U.S. Government Securities	303,973
236,028	FHLMC POOL #ZS-4781	U.S. Government Securities	253,341
250,433	FHLMC POOL #ZS-4786	U.S. Government Securities	268,681
1,444,856	FHLMC POOL #ZS-4791	U.S. Government Securities	1,545,247
188,206	FHLMC POOL #ZT-0713	U.S. Government Securities	202,186
251,897	FHLMC POOL #ZT-0714	U.S. Government Securities	275,541
114,054	FHLMC POOL #ZT-1546	U.S. Government Securities	122,071
1,117,855	FHLMC POOL #ZT-1595	U.S. Government Securities	1,196,591
1,246,027	FHLMC MULTICLASS MTG 1511 X1	U.S. Government Securities	91,625
253,399	FHLMC MULTICLASS MTG 3654 DC	U.S. Government Securities	279,176
328,940	FHLMC MULTICLASS MTG 4281 BC	U.S. Government Securities	362,941
192,357	FHLMC MULTICLASS MTG 4283 DW	U.S. Government Securities	214,235
123,407	FHLMC MULTICLASS MTG 4283 EW	U.S. Government Securities	132,606
65,546	FHLMC MULTICLASS MTG 4319 MA	U.S. Government Securities	72,148
808,583	FHLMC MULTICLASS MTG K055 X1	U.S. Government Securities	39,826
280,330	FHLMC MULTICLASS MTG K056 X1	U.S. Government Securities	13,176
2,188,978	FHLMC MULTICLASS MTG K062 X1	U.S. Government Securities	30,932
2,755,033	FHLMC MULTICLASS MTG K064 X1	U.S. Government Securities	78,072
3,319,957	FHLMC MULTICLASS MTG K065 X1	U.S. Government Securities	105,785
2,654,010	FHLMC MULTICLASS MTG K066 X1	U.S. Government Securities	95,895
3,349,738	FHLMC MULTICLASS MTG K067 X1	U.S. Government Securities	97,376
690,864	FHLMC MULTICLASS MTG K069 X1	U.S. Government Securities	13,553
1,402,404	FHLMC MULTICLASS MTG K070 X1	U.S. Government Securities	25,538
1,803,197	FHLMC MULTICLASS MTG K071 X1	U.S. Government Securities	27,780
3,671,546	FHLMC MULTICLASS MTG K089 X1	U.S. Government Securities	131,662
1,845,455	FHLMC MULTICLASS MTG K091 X1	U.S. Government Securities	69,674

3,443,457	FHLMC MULTICLASS MTG K092 X1	U.S. Government Securities	163,385
1,647,064	FHLMC MULTICLASS MTG K093 X1	U.S. Government Securities	101,584
2,283,873	FHLMC MULTICLASS MTG K094 X1	U.S. Government Securities	133,636
1,589,169	FHLMC MULTICLASS MTG K095 X1	U.S. Government Securities	99,410
3,865,308	FHLMC MULTICLASS MTG K096 X1	U.S. Government Securities	290,898
1,731,930	FHLMC MULTICLASS MTG K097 X1	U.S. Government Securities	127,314
3,350,864	FHLMC MULTICLASS MTG K098 X1	U.S. Government Securities	258,423
3,647,926	FHLMC MULTICLASS MTG K099 X1	U.S. Government Securities	221,284
1,404,259	FHLMC MULTICLASS MTG K101 X1	U.S. Government Securities	81,779
3,908,485	FHLMC MULTICLASS MTG K102 X1	U.S. Government Securities	225,203
885,094	FHLMC MULTICLASS MTG K152 X1	U.S. Government Securities	60,875
2,648,415	FHLMC MULTICLASS MTG K154 X1	U.S. Government Securities	69,916
25	FNMA POOL #0250179	U.S. Government Securities	26
308	FNMA POOL #0253355	U.S. Government Securities	345
182	FNMA POOL #0323621	U.S. Government Securities	201
387	FNMA POOL #0545448	U.S. Government Securities	432
454	FNMA POOL #0550002	U.S. Government Securities	475
754	FNMA POOL #0554493	U.S. Government Securities	817
102,575	FNMA POOL #0555424	U.S. Government Securities	114,566
175	FNMA POOL #0575078	U.S. Government Securities	194
77,460	FNMA POOL #0725228	U.S. Government Securities	88,161
103,400	FNMA POOL #0725330	U.S. Government Securities	118,650
1,408	FNMA POOL #0725690	U.S. Government Securities	1,598
3,981	FNMA POOL #0906734	U.S. Government Securities	4,613
117,464	FNMA POOL #0995788	U.S. Government Securities	132,668
95,464	FNMA POOL #0AD8529	U.S. Government Securities	103,625
193,120	FNMA POOL #0AE3049	U.S. Government Securities	212,832
46,180	FNMA POOL #0AE4624	U.S. Government Securities	50,697
309,627	FNMA POOL #0AH6790	U.S. Government Securities	341,790
222,684	FNMA POOL #0AJ0806	U.S. Government Securities	244,477
97,848	FNMA POOL #0AK0080	U.S. Government Securities	107,447
340,189	FNMA POOL #0AL4160	U.S. Government Securities	367,578
145,881	FNMA POOL #0AL5441	U.S. Government Securities	159,828
295,085	FNMA POOL #0AL5548	U.S. Government Securities	309,278
254,080	FNMA POOL #0AL5856	U.S. Government Securities	276,192
54,043	FNMA POOL #0AL5858	U.S. Government Securities	56,202
293,443	FNMA POOL #0AL5862	U.S. Government Securities	314,117
526,778	FNMA POOL #0AL5863	U.S. Government Securities	580,010
165,951	FNMA POOL #0AL5958	U.S. Government Securities	178,241
43,855	FNMA POOL #0AL5964	U.S. Government Securities	45,428
45,649	FNMA POOL #0AL6111	U.S. Government Securities	47,182
161,483	FNMA POOL #0AL6138	U.S. Government Securities	174,117
131,540	FNMA POOL #0AL6148	U.S. Government Securities	143,281
54,535	FNMA POOL #0AL6664	U.S. Government Securities	56,907
82,186	FNMA POOL #0AL6886	U.S. Government Securities	90,587
225,358	FNMA POOL #0AL6932	U.S. Government Securities	245,067
108,157	FNMA POOL #0AL7049	U.S. Government Securities	119,644
273,083	FNMA POOL #0AL7147	U.S. Government Securities	297,866
100,313	FNMA POOL #0AL7205	U.S. Government Securities	105,505
319,173	FNMA POOL #0AL7384	U.S. Government Securities	348,325
46,229	FNMA POOL #0AL8133	U.S. Government Securities	48,051
65,578	FNMA POOL #0AL8289	U.S. Government Securities	67,842
88,627	FNMA POOL #0AL8338	U.S. Government Securities	97,841
61,060	FNMA POOL #0AL8486	U.S. Government Securities	63,447
72,117	FNMA POOL #0AL8675	U.S. Government Securities	79,761
260,716	FNMA POOL #0AL8830	U.S. Government Securities	280,861
252,287	FNMA POOL #0AL9098	U.S. Government Securities	261,701
214,978	FNMA POOL #0AL9128	U.S. Government Securities	236,698
491,390	FNMA POOL #0AL9257	U.S. Government Securities	519,420
145,231	FNMA POOL #0AL9407	U.S. Government Securities	158,966
174,338	FNMA POOL #0AL9579	U.S. Government Securities	192,494
361,177	FNMA POOL #0AL9840	U.S. Government Securities	390,546

10,022	FNMA POOL #0AR8595	U.S. Government Securities	10,731
68,510	FNMA POOL #0AS2275	U.S. Government Securities	75,820
74,142	FNMA POOL #0AS4099	U.S. Government Securities	81,356
136,137	FNMA POOL #0AS4628	U.S. Government Securities	145,514
5,516	FNMA POOL #0AS4795	U.S. Government Securities	5,928
202,868	FNMA POOL #0AS5841	U.S. Government Securities	220,564
173,401	FNMA POOL #0AS5842	U.S. Government Securities	189,270
75,832	FNMA POOL #0AS7378	U.S. Government Securities	79,537
80,926	FNMA POOL #0AS7580	U.S. Government Securities	85,018
11,937	FNMA POOL #0AS8263	U.S. Government Securities	12,427
28,212	FNMA POOL #0AS8276	U.S. Government Securities	29,609
94,290	FNMA POOL #0AS8309	U.S. Government Securities	98,815
97,642	FNMA POOL #0AS8700	U.S. Government Securities	105,834
248,795	FNMA POOL #0AS8833	U.S. Government Securities	270,572
319,142	FNMA POOL #0AS8983	U.S. Government Securities	345,376
32,260	FNMA POOL #0AS9412	U.S. Government Securities	34,677
6,073	FNMA POOL #0AU6205	U.S. Government Securities	6,584
65,452	FNMA POOL #0AU6687	U.S. Government Securities	69,288
11,797	FNMA POOL #0AV9213	U.S. Government Securities	12,970
8,081	FNMA POOL #0AW4986	U.S. Government Securities	8,807
111,907	FNMA POOL #0AX7607	U.S. Government Securities	122,804
77,919	FNMA POOL #0AX7617	U.S. Government Securities	84,885
38,786	FNMA POOL #0AX8509	U.S. Government Securities	42,602
57,412	FNMA POOL #0AY0362	U.S. Government Securities	61,952
105,578	FNMA POOL #0AY2633	U.S. Government Securities	113,526
141,225	FNMA POOL #0AY5788	U.S. Government Securities	147,921
8,358	FNMA POOL #0AY8481	U.S. Government Securities	8,965
28,183	FNMA POOL #0AZ0810	U.S. Government Securities	30,243
26,645	FNMA POOL #0AZ5596	U.S. Government Securities	29,178
32,774	FNMA POOL #0AZ7724	U.S. Government Securities	35,796
30,742	FNMA POOL #0BC2994	U.S. Government Securities	32,332
80,172	FNMA POOL #0BC3473	U.S. Government Securities	85,551
39,578	FNMA POOL #0BC4918	U.S. Government Securities	43,216
90,346	FNMA POOL #0BC5313	U.S. Government Securities	96,444
70,198	FNMA POOL #0BC7230	U.S. Government Securities	74,651
15,481	FNMA POOL #0BC9468	U.S. Government Securities	16,271
79,893	FNMA POOL #0BD1410	U.S. Government Securities	85,295
910	FNMA POOL #0BD2217	U.S. Government Securities	975
7,253	FNMA POOL #0BD4416	U.S. Government Securities	7,637
31,877	FNMA POOL #0BD4420	U.S. Government Securities	34,436
54,683	FNMA POOL #0BD5463	U.S. Government Securities	59,078
22,056	FNMA POOL #0BD5503	U.S. Government Securities	23,365
24,073	FNMA POOL #0BD9396	U.S. Government Securities	26,133
29,363	FNMA POOL #0BE0249	U.S. Government Securities	31,580
14,797	FNMA POOL #0BE2507	U.S. Government Securities	15,881
113,247	FNMA POOL #0BE4203	U.S. Government Securities	125,261
53,621	FNMA POOL #0BE4310	U.S. Government Securities	55,863
118,684	FNMA POOL #0BE4435	U.S. Government Securities	124,521
47,022	FNMA POOL #0BE4442	U.S. Government Securities	49,227
76,873	FNMA POOL #0BE4446	U.S. Government Securities	81,648
27,303	FNMA POOL #0BE5275	U.S. Government Securities	28,488
35,851	FNMA POOL #0BE6326	U.S. Government Securities	38,184
137,016	FNMA POOL #0BE7252	U.S. Government Securities	146,811
45,880	FNMA POOL #0BE7913	U.S. Government Securities	48,478
37,361	FNMA POOL #0BE8280	U.S. Government Securities	41,243
106,411	FNMA POOL #0BE9612	U.S. Government Securities	114,107
278,673	FNMA POOL #0BF0107	U.S. Government Securities	312,195
252,316	FNMA POOL #0BF0118	U.S. Government Securities	282,666
202,218	FNMA POOL #0BF0199	U.S. Government Securities	223,497
31,991	FNMA POOL #0BH1189	U.S. Government Securities	33,238
67,250	FNMA POOL #0BH1228	U.S. Government Securities	72,064
68,841	FNMA POOL #0BH1251	U.S. Government Securities	75,388

27,242	FNMA POOL #0BH2269	U.S. Government Securities	29,049
43,614	FNMA POOL #0BH2522	U.S. Government Securities	45,478
18,336	FNMA POOL #0BH2804	U.S. Government Securities	19,357
55,710	FNMA POOL #0BH4224	U.S. Government Securities	59,431
34,905	FNMA POOL #0BH4896	U.S. Government Securities	37,524
42,515	FNMA POOL #0BH5298	U.S. Government Securities	44,368
126,266	FNMA POOL #0BH6011	U.S. Government Securities	134,760
120,795	FNMA POOL #0BH9884	U.S. Government Securities	128,029
15,917	FNMA POOL #0BJ2239	U.S. Government Securities	16,587
49,928	FNMA POOL #0BJ2403	U.S. Government Securities	53,851
15,834	FNMA POOL #0BJ3438	U.S. Government Securities	16,900
34,524	FNMA POOL #0BJ5653	U.S. Government Securities	37,083
124,329	FNMA POOL #0BJ7195	U.S. Government Securities	134,426
1,139,643	FNMA POOL #0BJ9256	U.S. Government Securities	1,213,177
359,983	FNMA POOL #0BJ9262	U.S. Government Securities	387,411
19,695	FNMA POOL #0BJ9262	U.S. Government Securities	21,196
171,068	FNMA POOL #0BK0916	U.S. Government Securities	187,093
99,870	FNMA POOL #0BK1766	U.S. Government Securities	106,891
3,050,271	FNMA POOL #0BK2144	U.S. Government Securities	3,114,660
2,767,968	FNMA POOL #0BK4770	U.S. Government Securities	2,974,670
360,909	FNMA POOL #0BK5251	U.S. Government Securities	384,223
19,638	FNMA POOL #0BK6899	U.S. Government Securities	21,151
114,704	FNMA POOL #0BK7608	U.S. Government Securities	122,115
185,063	FNMA POOL #0BK8202	U.S. Government Securities	178,489
185,590	FNMA POOL #0BK8385	U.S. Government Securities	178,988
58,519	FNMA POOL #0BM1063	U.S. Government Securities	64,570
86,944	FNMA POOL #0BM1106	U.S. Government Securities	96,002
124,225	FNMA POOL #0BM1176	U.S. Government Securities	136,931
211,130	FNMA POOL #0BM1357	U.S. Government Securities	230,221
138,324	FNMA POOL #0BM1647	U.S. Government Securities	149,457
50,422	FNMA POOL #0BM1695	U.S. Government Securities	52,298
801,855	FNMA POOL #0BM2007	U.S. Government Securities	853,979
79,957	FNMA POOL #0BM3138	U.S. Government Securities	85,578
114,163	FNMA POOL #0BM3363	U.S. Government Securities	122,867
490,719	FNMA POOL #0BM3386	U.S. Government Securities	531,573
151,155	FNMA POOL #0BM3836	U.S. Government Securities	157,297
1,358,679	FNMA POOL #0BM4804	U.S. Government Securities	1,445,057
26,922	FNMA POOL #0BM5045	U.S. Government Securities	28,050
94,175	FNMA POOL #0BM5117	U.S. Government Securities	101,256
294,856	FNMA POOL #0BM5704	U.S. Government Securities	322,927
279,106	FNMA POOL #0BM5804	U.S. Government Securities	304,266
83,466	FNMA POOL #0BM6102	U.S. Government Securities	86,442
132,476	FNMA POOL #0BM6108	U.S. Government Securities	136,663
37,471	FNMA POOL #0BM6112	U.S. Government Securities	38,890
114,535	FNMA POOL #0BM6115	U.S. Government Securities	118,179
166,431	FNMA POOL #0BM6117	U.S. Government Securities	173,045
81,442	FNMA POOL #0BN0340	U.S. Government Securities	87,187
39,758	FNMA POOL #0BN3949	U.S. Government Securities	43,352
7,518	FNMA POOL #0BN4180	U.S. Government Securities	7,999
491,910	FNMA POOL #0BN5403	U.S. Government Securities	527,631
35,038	FNMA POOL #0BP1638	U.S. Government Securities	37,445
76,482	FNMA POOL #0BP7820	U.S. Government Securities	80,263
564,926	FNMA POOL #0BP9265	U.S. Government Securities	578,305
703,033	FNMA POOL #0BP9298	U.S. Government Securities	718,297
242,661	FNMA POOL #0BQ0364	U.S. Government Securities	248,562
153,301	FNMA POOL #0BQ0375	U.S. Government Securities	157,028
7,950,671	FNMA POOL #0BQ1274	U.S. Government Securities	8,138,866
1,894,950	FNMA POOL #0BQ1280	U.S. Government Securities	1,938,809
313,426	FNMA POOL #0BQ4040	U.S. Government Securities	311,453
183,019	FNMA POOL #0BQ4041	U.S. Government Securities	186,783
136,730	FNMA POOL #0BQ5644	U.S. Government Securities	139,633
206,906	FNMA POOL #0BQ5771	U.S. Government Securities	207,204

171,003	FNMA POOL #0BQ6140	U.S. Government Securities	169,927
1,338,643	FNMA POOL #0BQ7559	U.S. Government Securities	1,340,569
703,961	FNMA POOL #0BQ7589	U.S. Government Securities	704,974
1,172,302	FNMA POOL #0BQ7604	U.S. Government Securities	1,173,989
404,080	FNMA POOL #0BQ7618	U.S. Government Securities	404,662
2,359,883	FNMA POOL #0BQ9291	U.S. Government Securities	2,363,279
1,306,201	FNMA POOL #0BR0691	U.S. Government Securities	1,308,081
2,282,250	FNMA POOL #0BR0772	U.S. Government Securities	2,285,537
2,809,962	FNMA POOL #0BR3283	U.S. Government Securities	2,814,009
491,568	FNMA POOL #0BR6544	U.S. Government Securities	492,276
442,145	FNMA POOL #0BR7719	U.S. Government Securities	442,782
479,099	FNMA POOL #0BR7743	U.S. Government Securities	479,789
3,285,637	FNMA POOL #0BU0968	U.S. Government Securities	3,281,409
1,043,105	FNMA POOL #0BU2591	U.S. Government Securities	1,041,341
2,505,000	FNMA POOL #0BU7817	U.S. Government Securities	2,501,776
547,146	FNMA POOL #0CA2212	U.S. Government Securities	587,429
59,552	FNMA POOL #0CA2304	U.S. Government Securities	63,457
95,759	FNMA POOL #0CA4427	U.S. Government Securities	99,427
878,037	FNMA POOL #0CA4613	U.S. Government Securities	908,340
1,548,493	FNMA POOL #0CA4736	U.S. Government Securities	1,609,284
117,772	FNMA POOL #0CA5443	U.S. Government Securities	121,823
1,057,962	FNMA POOL #0CA6035	U.S. Government Securities	1,088,034
13,172,823	FNMA POOL #0CA6329	U.S. Government Securities	13,547,544
11,949,964	FNMA POOL #0CA6564	U.S. Government Securities	12,290,333
5,074,228	FNMA POOL #0CA7241	U.S. Government Securities	5,218,803
8,046,945	FNMA POOL #0CA7728	U.S. Government Securities	8,276,225
9,834,144	FNMA POOL #0CA8099	U.S. Government Securities	9,854,766
8,157,870	FNMA POOL #0CA8441	U.S. Government Securities	8,174,977
4,785,533	FNMA POOL #0CB0153	U.S. Government Securities	4,783,469
215,876	FNMA POOL #0FM1294	U.S. Government Securities	236,559
800,961	FNMA POOL #0FM2373	U.S. Government Securities	873,409
303,355	FNMA POOL #0FM3473	U.S. Government Securities	311,407
728,729	FNMA POOL #0FM3478	U.S. Government Securities	749,442
4,137,958	FNMA POOL #0FM3664	U.S. Government Securities	4,397,021
792,378	FNMA POOL #0FM3718	U.S. Government Securities	878,965
1,272,514	FNMA POOL #0FM3834	U.S. Government Securities	1,363,109
450,225	FNMA POOL #0FM3893	U.S. Government Securities	478,600
458,361	FNMA POOL #0FM3904	U.S. Government Securities	487,714
358,252	FNMA POOL #0FM5679	U.S. Government Securities	392,272
2,730,870	FNMA POOL #0FM5977	U.S. Government Securities	2,640,403
37,380	FNMA POOL #0FM6075	U.S. Government Securities	39,977
1,687,600	FNMA POOL #0FM6558	U.S. Government Securities	1,690,031
604,638	FNMA POOL #0FM8768	U.S. Government Securities	619,262
125,925	FNMA POOL #0MA0792	U.S. Government Securities	136,135
194,717	FNMA POOL #0MA0816	U.S. Government Securities	210,503
287,335	FNMA POOL #0MA1662	U.S. Government Securities	312,739
155,422	FNMA POOL #0MA1689	U.S. Government Securities	167,557
246,385	FNMA POOL #0MA1764	U.S. Government Securities	268,169
238,654	FNMA POOL #0MA1773	U.S. Government Securities	257,579
302,912	FNMA POOL #0MA1814	U.S. Government Securities	329,657
172,644	FNMA POOL #0MA1858	U.S. Government Securities	187,888
212,209	FNMA POOL #0MA1890	U.S. Government Securities	230,947
108,214	FNMA POOL #0MA1960	U.S. Government Securities	116,151
352,249	FNMA POOL #0MA1983	U.S. Government Securities	382,156
182,502	FNMA POOL #0MA2019	U.S. Government Securities	198,551
259,765	FNMA POOL #0MA2055	U.S. Government Securities	281,849
235,547	FNMA POOL #0MA2079	U.S. Government Securities	256,254
231,380	FNMA POOL #0MA2121	U.S. Government Securities	251,057
113,236	FNMA POOL #0MA2141	U.S. Government Securities	123,201
227,346	FNMA POOL #0MA2218	U.S. Government Securities	238,944
26,815	FNMA POOL #0MA2276	U.S. Government Securities	27,482
69,444	FNMA POOL #0MA2447	U.S. Government Securities	74,049

75,769	FNMA POOL #0MA2480	U.S. Government Securities	82,199
50,218	FNMA POOL #0MA2490	U.S. Government Securities	54,571
79,215	FNMA POOL #0MA2705	U.S. Government Securities	83,019
180,205	FNMA POOL #0MA2737	U.S. Government Securities	189,020
595,461	FNMA POOL #0MA2923	U.S. Government Securities	629,636
39,473	FNMA POOL #0MA3351	U.S. Government Securities	40,277
2,934,325	FNMA POOL #0MA3385	U.S. Government Securities	3,142,879
137,398	FNMA POOL #0MA3401	U.S. Government Securities	143,033
107,924	FNMA POOL #0MA3415	U.S. Government Securities	114,733
829,701	FNMA POOL #0MA3416	U.S. Government Securities	888,223
34,208	FNMA POOL #0MA3444	U.S. Government Securities	36,643
73,278	FNMA POOL #0MA3448	U.S. Government Securities	80,106
42,609	FNMA POOL #0MA3472	U.S. Government Securities	46,546
2,094,353	FNMA POOL #0MA3536	U.S. Government Securities	2,225,914
855,136	FNMA POOL #0MA3537	U.S. Government Securities	917,082
327,541	FNMA POOL #0MA3564	U.S. Government Securities	350,688
212,007	FNMA POOL #0MA3786	U.S. Government Securities	231,851
123,938	FNMA POOL #0MA3849	U.S. Government Securities	135,143
101,191	FNMA POOL #0MA3894	U.S. Government Securities	109,105
98,079	FNMA GTD REMIC P/T 10-123 WT	U.S. Government Securities	114,728
97,362	FNMA GTD REMIC P/T 13-98 FA	U.S. Government Securities	98,855
1,943	GNMA POOL #0379674	U.S. Government Securities	2,002
124	GNMA POOL #0413151	U.S. Government Securities	126
201	GNMA POOL #0486844	U.S. Government Securities	220
336	GNMA POOL #0530269	U.S. Government Securities	369
143	GNMA POOL #0563646	U.S. Government Securities	158
759	GNMA POOL #0587280	U.S. Government Securities	833
6,032	GNMA POOL #0675312	U.S. Government Securities	6,921
460	GNMA POOL #0675324	U.S. Government Securities	534
953	GNMA POOL #0780958	U.S. Government Securities	1,052
54	GNMA POOL #0781199	U.S. Government Securities	61
584	GNMA GTD REMIC P/T 13-H01 FA	U.S. Government Securities	588
778	GNMA GTD REMIC P/T 13-H03 HA	U.S. Government Securities	773
2,619	GNMA GTD REMIC P/T 13-H04 BA	U.S. Government Securities	2,642
4,156	GNMA GTD REMIC P/T 13-H07 DA	U.S. Government Securities	4,156
21,359	GNMA GTD REMIC P/T 13-H10 PA	U.S. Government Securities	21,630
518,714	GNMA GTD REMIC P/T 15-H10 JA	U.S. Government Securities	525,969
955	GNMA GTD REMIC P/T 15-H13 FL	U.S. Government Securities	953
153,627	GNMA GTD REMIC P/T 16-H02 FB	U.S. Government Securities	155,148
110,236	GNMA GTD REMIC P/T 16-H09 FH	U.S. Government Securities	111,845
90,302	GNMA GTD REMIC P/T 16-H09 FM	U.S. Government Securities	91,632
90,000	GNMA GTD REMIC P/T 16-H21 CF	U.S. Government Securities	89,242
263,505	GNMA GTD REMIC P/T 16-H23 F	U.S. Government Securities	266,381
119,633	GNMA GTD REMIC P/T 16-H24 FB	U.S. Government Securities	121,151
166,509	GNMA GTD REMIC P/T 16-H27 BF	U.S. Government Securities	164,936
487,969	GNMA GTD REMIC P/T 17-H02 BF	U.S. Government Securities	483,688
191,546	GNMA GTD REMIC P/T 17-H02 FP	U.S. Government Securities	189,932
511,313	GNMA GTD REMIC P/T 17-H03 F	U.S. Government Securities	506,777
85,368	GNMA GTD REMIC P/T 17-H08 FG	U.S. Government Securities	84,551
122,638	GNMA GTD REMIC P/T 17-H10 FA	U.S. Government Securities	121,705
102,533	GNMA GTD REMIC P/T 17-H11 FB	U.S. Government Securities	101,751
212,938	GNMA GTD REMIC P/T 17-H12 FQ	U.S. Government Securities	210,637
508,647	GNMA GTD REMIC P/T 17-H13 FQ	U.S. Government Securities	503,029
117,859	GNMA GTD REMIC P/T 17-H14 FA	U.S. Government Securities	116,969
118,006	GNMA GTD REMIC P/T 17-H16 BF	U.S. Government Securities	116,641
156,687	GNMA GTD REMIC P/T 17-H17 FB	U.S. Government Securities	157,730
342,096	GNMA GTD REMIC P/T 17-H17 FQ	U.S. Government Securities	338,768
120,212	GNMA GTD REMIC P/T 17-H18 GF	U.S. Government Securities	119,001
812,220	GNMA GTD REMIC P/T 17-H20 BF	U.S. Government Securities	802,534
244,653	GNMA GTD REMIC P/T 17-H20 FB	U.S. Government Securities	241,946
374,634	GNMA GTD REMIC P/T 17-H20 FG	U.S. Government Securities	370,234
165,523	GNMA GTD REMIC P/T 17-H21 FA	U.S. Government Securities	163,611

684,074	GNMA GTD REMIC P/T 17-H22 FA	U.S. Government Securities	675,321
119,451	GNMA GTD REMIC P/T 17-H22 FH	U.S. Government Securities	117,165
89,533	GNMA GTD REMIC P/T 17-H22 FK	U.S. Government Securities	88,376
185,349	GNMA GTD REMIC P/T 17-H25 CF	U.S. Government Securities	182,835
85,091	GNMA GTD REMIC P/T 18-H01 FE	U.S. Government Securities	83,824
235,934	GNMA GTD REMIC P/T 18-H02 FA	U.S. Government Securities	232,493
224,072	GNMA GTD REMIC P/T 18-H02 FM	U.S. Government Securities	220,414
266,398	GNMA GTD REMIC P/T 18-H02 GF	U.S. Government Securities	261,934
499,603	GNMA GTD REMIC P/T 18-H02 HF	U.S. Government Securities	491,369
178,462	GNMA GTD REMIC P/T 18-H02 PF	U.S. Government Securities	176,017
401,991	GNMA GTD REMIC P/T 18-H03 FD	U.S. Government Securities	395,041
421,726	GNMA GTD REMIC P/T 18-H04 FJ	U.S. Government Securities	414,643
152,265	GNMA GTD REMIC P/T 18-H04 FK	U.S. Government Securities	149,181
260,029	GNMA GTD REMIC P/T 18-H05 BF	U.S. Government Securities	255,540
246,562	GNMA GTD REMIC P/T 18-H05 FE	U.S. Government Securities	242,549
300,201	GNMA GTD REMIC P/T 18-H06 AF	U.S. Government Securities	295,448
110,978	GNMA GTD REMIC P/T 18-H06 BF	U.S. Government Securities	108,583
189,066	GNMA GTD REMIC P/T 18-H06 EF	U.S. Government Securities	185,308
189,678	GNMA GTD REMIC P/T 18-H06 JF	U.S. Government Securities	185,879
86,211	GNMA GTD REMIC P/T 18-H06 MF	U.S. Government Securities	84,672
190,157	GNMA GTD REMIC P/T 18-H07 FA	U.S. Government Securities	186,230
189,727	GNMA GTD REMIC P/T 18-H09 FC	U.S. Government Securities	186,814
186,701	GNMA GTD REMIC P/T 18-H10 FV	U.S. Government Securities	184,649
132,005	GNMA GTD REMIC P/T 18-H11 FA	U.S. Government Securities	129,909
172,179	GNMA GTD REMIC P/T 18-H15 FK	U.S. Government Securities	169,578
313,946	GNMA GTD REMIC P/T 18-H17 DF	U.S. Government Securities	308,278
184,472	GNMA GTD REMIC P/T 18-H19 FE	U.S. Government Securities	182,678
149,598	GNMA GTD REMIC P/T 18-H19 FG	U.S. Government Securities	147,457
3,978,465	GNMA GTD REMIC P/T 18-H20 FB	U.S. Government Securities	3,994,876
155,817	GNMA GTD REMIC P/T 19-H04 FE	U.S. Government Securities	155,175
193,824	GNMA GTD REMIC P/T 19-H15 F	U.S. Government Securities	196,142
94,249	GNMA GTD REMIC P/T 19-H16 FC	U.S. Government Securities	94,456
319,163	GNMA GTD REMIC P/T 19-H17 FA	U.S. Government Securities	319,129
610,809	GNMA GTD REMIC P/T 19-H17 FB	U.S. Government Securities	620,184
147,447	GNMA GTD REMIC P/T 19-H18 EF	U.S. Government Securities	147,771
192,748	GNMA GTD REMIC P/T 19-H18 F	U.S. Government Securities	195,697
162,824	GNMA GTD REMIC P/T 19-H18 LF	U.S. Government Securities	164,866
122,622	GNMA GTD REMIC P/T 19-H20 AF	U.S. Government Securities	124,445
635,194	GNMA GTD REMIC P/T 20-H06 FA	U.S. Government Securities	642,210
3,014,000	GNMA GTD REMIC P/T 21-H19 FM	U.S. Government Securities	3,084,994
297	GNMA II POOL #0751415	U.S. Government Securities	315
2,445	GNMA II POOL #0756718	U.S. Government Securities	2,498
1,097	GNMA II POOL #0765229	U.S. Government Securities	1,101
79	GNMA II POOL #0766522	U.S. Government Securities	78
250	GNMA II POOL #0766529	U.S. Government Securities	250
77	GNMA II POOL #0766544	U.S. Government Securities	78
46	GNMA II POOL #0766566	U.S. Government Securities	46
29,555	GNMA II POOL #0771800	U.S. Government Securities	30,562
252,179	GNMA II POOL #0771824	U.S. Government Securities	265,239
256,019	GNMA II POOL #0771828	U.S. Government Securities	271,693
115,777	GNMA II POOL #0771829	U.S. Government Securities	122,402
1,236	GNMA II POOL #0773430	U.S. Government Securities	1,225
149,747	GNMA II POOL #0798521	U.S. Government Securities	155,443
150,536	GNMA II POOL #0798526	U.S. Government Securities	155,603
350	GNMA II POOL #0AA7508	U.S. Government Securities	361
79,189	GNMA II POOL #0AB6552	U.S. Government Securities	83,544
653	GNMA II POOL #0AC0988	U.S. Government Securities	679
127	GNMA II POOL #0AC9906	U.S. Government Securities	134
1,683	GNMA II POOL #0AC9910	U.S. Government Securities	1,705
151,647	GNMA II POOL #0AE0488	U.S. Government Securities	158,638
174,357	GNMA II POOL #0AF7339	U.S. Government Securities	182,543
215,891	GNMA II POOL #0AF7379	U.S. Government Securities	225,898

	167,177	GNMA II POOL #0AH1236	U.S. Government Securities	179,904
	202,774	GNMA II POOL #0AH1377	U.S. Government Securities	212,694
	253,811	GNMA II POOL #0AK0201	U.S. Government Securities	267,666
	203,779	GNMA II POOL #0AK8743	U.S. Government Securities	215,748
	156,724	GNMA II POOL #0AL7424	U.S. Government Securities	165,748
	71,561	GNMA II POOL #0AR6523	U.S. Government Securities	76,354
	182,809	GNMA II POOL #0AR6570	U.S. Government Securities	194,958
	154,574	GNMA II POOL #0AR7510	U.S. Government Securities	165,301
	113,735	GNMA II POOL #0AS5980	U.S. Government Securities	121,922
	371,793	GNMA II POOL #0AS6008	U.S. Government Securities	399,657
	92,112	GNMA II POOL #0AS8942	U.S. Government Securities	97,894
	93,654	GNMA II POOL #0AU1288	U.S. Government Securities	101,239
	111,019	GNMA II POOL #0AU1850	U.S. Government Securities	119,041
	126,239	GNMA II POOL #0AU3149	U.S. Government Securities	134,963
	264,963	GNMA II POOL #0AW1858	U.S. Government Securities	281,377
	347,252	GNMA II POOL #0AY2208	U.S. Government Securities	373,330
	324,000	TENNESSEE VALLEY AUTH BD	U.S. Government Securities	480,861
	555,000	TENNESSEE VALLEY AUTH BD	U.S. Government Securities	802,708
	458,000	TENNESSEE VALLEY AUTH BD	U.S. Government Securities	704,299
	960,000	TENNESSEE VALLEY AUTH BD	U.S. Government Securities	1,407,783

		Cash	Cash	5,284

	85,773,913	EB Temporary Investment Fund*	Common Collective Trust Fund	85,773,913

	54,978,341	EB Temporary Investment Fund*	Common Collective Trust Fund	54,978,341
		Diversified Bond Fund Subtotal		$1,414,171,005

International Equity Fund		American Funds, First Eagle, All Spring and Vanguard	Separately Managed Fund
	5,055,894	ALLSPRING EMRG MRK EQ-R6	Mutual Fund	$149,654,459
	7,156,337	AMER FNDS EUROPAC GROW-R6	Mutual Fund	463,229,714
	17,812,199	FIRST EAGLE OVERSEAS-R6	Mutual Fund	461,692,200
	3,322,022	VANGUARD INTL GROWTH-ADM	Mutual Fund	462,757,615
		International Equity Fund Subtotal		$1,537,333,988

Small Mid Core Fund		Barron Discovery Strategy, DF Dent Mid Cap Growth, Snyder Capital Mgt Small/Mid Cap Value, MFS Mid Cap Value Equity	Separately Managed Fund
	60,520	8X8 INC	Common Stock	$1,014,315
	33,460	ACADIA HEALTHCARE CO INC	Common Stock	2,031,022
	60,784	ACCOLADE INC	Common Stock	1,602,266
	131,781	ACV AUCTIONS INC	Common Stock	2,482,754
	92,510	ADAPTHEALTH CORP	Common Stock	2,262,795
	36,250	ADIENT PLC	Common Stock	1,735,650
	35,727	ADVANCED ENERGY INDUSTRIES INC	Common Stock	3,253,301
	56,961	AES CORP/THE	Common Stock	1,384,152
	12,241	ALASKA AIR GROUP INC	Common Stock	637,756
	34,608	ALBERTSONS COS INC	Common Stock	1,044,816
	87,452	ALKAMI TECHNOLOGY INC	Common Stock	1,754,287
	3,419	ALLEGHANY CORP	Common Stock	2,282,490
	166,550	ALLEGHENY TECHNOLOGIES INC	Common Stock	2,653,142
	53,795	ALLEGRO MICROSYSTEMS INC	Common Stock	1,946,303
	23,436	ALTICE USA INC	Common Stock	379,194
	47,105	ALTRA INDUSTRIAL MOTION CORP	Common Stock	2,429,205
	16,753	AMDOCS LTD	Common Stock	1,253,795
	11,313	AMEREN CORP	Common Stock	1,006,970
	38,925	AMERICAN CAMPUS COMMUNITIES IN	Common Stock	2,230,013
	14,922	AMERICAN INTERNATIONAL GROUP I	Common Stock	848,465
	28,634	AMERICOLD REALTY TRUST	Common Stock	938,909
	53,070	AMERIS BANCORP	Common Stock	2,636,518
	9,194	AMERISOURCEBERGEN CORP	Common Stock	1,221,791

43,962	AMETEK INC	Common Stock	6,464,172
68,690	AMPHENOL CORP	Common Stock	6,007,627
17,724	ANSYS INC	Common Stock	7,109,451
6,097	APOLLO GLOBAL MANAGEMENT INC	Common Stock	441,606
29,231	ARAMARK	Common Stock	1,077,162
43,580	ARGO GROUP INTERNATIONAL HOLDI	Common Stock	2,532,434
6,099	ARMSTRONG WORLD INDUSTRIES INC	Common Stock	708,216
10,032	ARTHUR J GALLAGHER & CO	Common Stock	1,702,129
51,035	ARTISAN PARTNERS ASSET MANAGEM	Common Stock	2,431,307
10,651	ASHLAND GLOBAL HOLDINGS INC	Common Stock	1,146,687
8,302	ASSURANT INC	Common Stock	1,293,950
38,720	ASSURED GUARANTY LTD	Common Stock	1,943,744
17,873	ATHENE HOLDING LTD	Common Stock	1,489,357
5,334	ATLASSIAN CORP PLC	Common Stock	2,033,801
5,230	ATMOS ENERGY CORP	Common Stock	547,947
16,865	ATMOS ENERGY CORP	Common Stock	1,766,946
40,035	AXALTA COATING SYSTEMS LTD	Common Stock	1,325,959
30,443	AXOGEN INC	Common Stock	285,251
51,932	AXONICS INC	Common Stock	2,908,192
12,000	AZENTA INC	Common Stock	1,237,320
48,874	AZENTA INC	Common Stock	5,039,398
71,560	BANK OF NT BUTTERFIELD & SON L	Common Stock	2,727,152
55,560	BANK OZK	Common Stock	2,585,207
44,820	BANNER CORP	Common Stock	2,719,229
24,618	BEACON ROOFING SUPPLY INC	Common Stock	1,411,842
145,262	BEAUTY HEALTH CO/THE	Common Stock	3,509,530
18,158	BERRY GLOBAL GROUP INC	Common Stock	1,339,697
13,780	BIOHAVEN PHARMACEUTICAL HOLDIN	Common Stock	1,899,022
10,887	BIO-TECHNE CORP	Common Stock	5,632,281
3,223	BIO-TECHNE CORP	Common Stock	1,667,387
84,566	BLACK KNIGHT INC	Common Stock	7,009,676
41,405	BLACKLINE INC	Common Stock	4,287,074
4,334	BOSTON PROPERTIES INC	Common Stock	499,190
52,671	BOYD GAMING CORP	Common Stock	3,453,637
778	BRAZE INC	Common Stock	60,030
8,819	BRAZE INC	Common Stock	680,474
25,969	BRIGHT HORIZONS FAMILY SOLUTIO	Common Stock	3,268,978
44,990	BRIXMOR PROPERTY GROUP INC	Common Stock	1,143,196
60,021	BROWN & BROWN INC	Common Stock	4,218,276
63,070	BRP GROUP INC	Common Stock	2,277,458
10,953	BRUNSWICK CORP/DE	Common Stock	1,103,296
6,033	BUILDERS FIRSTSOURCE INC	Common Stock	517,088
77,815	BWX TECHNOLOGIES INC	Common Stock	3,725,782
3,351	CABLE ONE INC	Common Stock	5,909,321
55,943	CABOT CORP	Common Stock	3,143,997
62,395	CAPRI HOLDINGS LTD	Common Stock	4,050,059
57,942	CAREDX INC	Common Stock	2,635,202
28,456	CARMAX INC	Common Stock	3,705,825
45,305	CATALENT INC	Common Stock	5,800,399
55,660	CATHAY GENERAL BANCORP	Common Stock	2,392,823
7,616	CBOE GLOBAL MARKETS INC	Common Stock	993,126
38,229	CBRE GROUP INC	Common Stock	4,148,229
7,777	CELANESE CORP	Common Stock	1,307,003
40,511	CENTERPOINT ENERGY INC	Common Stock	1,130,662
70,380	CENTRAL PACIFIC FINANCIAL CORP	Common Stock	1,982,605
302,985	CERUS CORP	Common Stock	2,063,328
98,850	CHAMPIONX CORP	Common Stock	1,997,759
16,385	CHARLES RIVER LABORATORIES INT	Common Stock	6,173,540
59,583	CHEESECAKE FACTORY INC/THE	Common Stock	2,332,674
63,765	CHEESECAKE FACTORY INC/THE	Common Stock	2,496,400
13,141	CHEWY INC	Common Stock	774,925
7,294	CINCINNATI FINANCIAL CORP	Common Stock	831,005

60,705	CLEAN HARBORS INC	Common Stock	6,056,538
66,185	CLEARWATER ANALYTICS HOLDINGS	Common Stock	1,520,931
19,291	CMS ENERGY CORP	Common Stock	1,254,880
16,795	COCA-COLA EUROPACIFIC PARTNERS	Common Stock	939,344
12,378	COMERICA INC	Common Stock	1,076,886
18,021	COPART INC	Common Stock	2,732,344
28,796	CORNING INC	Common Stock	1,072,075
54,433	CORPORATE OFFICE PROPERTIES TR	Common Stock	1,522,491
27,032	CORTEVA INC	Common Stock	1,278,073
50,546	COSTAR GROUP INC	Common Stock	3,994,650
31,008	COTERRA ENERGY INC	Common Stock	589,152
116,407	COUCHBASE INC	Common Stock	2,905,519
9,339	COUPA SOFTWARE INC	Common Stock	1,476,029
9,462	CROWDSTRIKE HOLDINGS INC	Common Stock	1,937,345
10,066	CROWN HOLDINGS INC	Common Stock	1,113,501
27,597	CRYOPORT INC	Common Stock	1,630,983
49,492	DEFINITIVE HEALTHCARE CORP	Common Stock	1,352,616
21,818	DELTA AIR LINES INC	Common Stock	852,647
24,186	DENTSPLY SIRONA INC	Common Stock	1,349,337
204,407	DESPEGAR.COM CORP	Common Stock	2,001,145
30,416	DEVON ENERGY CORP	Common Stock	1,339,825
10,495	DIAMONDBACK ENERGY INC	Common Stock	1,131,886
411,545	DIEBOLD NIXDORF INC	Common Stock	3,724,482
10,484	DISCOVER FINANCIAL SERVICES	Common Stock	1,211,531
27,083	DISCOVERY INC	Common Stock	620,201
8,892	DOLLAR TREE INC	Common Stock	1,249,504
34,516	DOUBLEVERIFY HOLDINGS INC	Common Stock	1,148,692
25,897	DUN & BRADSTREET HOLDINGS INC	Common Stock	530,630
19,749	DUPONT DE NEMOURS INC	Common Stock	1,595,324
48,770	DXC TECHNOLOGY CO	Common Stock	1,569,906
31,318	DYNATRACE INC	Common Stock	1,890,041
10,524	EAST WEST BANCORP INC	Common Stock	828,028
14,426	EASTMAN CHEMICAL CO	Common Stock	1,744,248
11,175	EATON CORP PLC	Common Stock	1,931,264
26,053	ECOLAB INC	Common Stock	6,111,773
12,453	EDISON INTERNATIONAL	Common Stock	849,917
6,357	ELECTRONIC ARTS INC	Common Stock	838,488
50,330	ELF BEAUTY INC	Common Stock	1,671,459
29,854	ENDAVA PLC	Common Stock	5,013,084
15,548	ENERGIZER HOLDINGS INC	Common Stock	623,475
28,760	ENERSYS	Common Stock	2,273,766
61,185	ENFUSION INC	Common Stock	1,281,214
25,540	ENPRO INDUSTRIES INC	Common Stock	2,811,188
64,873	ENTEGRIS INC	Common Stock	8,990,100
57,125	ENVISTA HOLDINGS CORP	Common Stock	2,574,053
153,290	EQT CORP	Common Stock	3,343,255
44,468	EQUITABLE HOLDINGS INC	Common Stock	1,458,106
20,506	EQUITRANS MIDSTREAM CORP	Common Stock	212,032
32,820	ESSENT GROUP LTD	Common Stock	1,494,295
4,702	EVEREST RE GROUP LTD	Common Stock	1,287,972
12,432	EVERSOURCE ENERGY	Common Stock	1,131,063
72,760	FASTENAL CO	Common Stock	4,661,006
41,634	FIRST AMERICAN FINANCIAL CORP	Common Stock	3,257,028
27,526	FLOOR & DECOR HOLDINGS INC	Common Stock	3,578,655
53,982	FMC CORP	Common Stock	5,932,082
8,603	FMC CORP	Common Stock	945,384
50,885	FORGEROCK INC	Common Stock	1,358,121
10,681	FORTUNE BRANDS HOME & SECURITY	Common Stock	1,141,799
48,985	GLACIER BANCORP INC	Common Stock	2,777,450
8,709	GLOBAL PAYMENTS INC	Common Stock	1,177,283
30,475	GRACO INC	Common Stock	2,456,895
9,163	GRAND CANYON EDUCATION INC	Common Stock	785,361

56,975	GRAPHIC PACKAGING HOLDING CO	Common Stock	1,111,013
25,093	GUIDEWIRE SOFTWARE INC	Common Stock	2,848,808
23,658	HALLIBURTON CO	Common Stock	541,058
140,335	HALOZYME THERAPEUTICS INC	Common Stock	5,642,870
44,610	HANCOCK WHITNEY CORP	Common Stock	2,231,392
87,955	HANGER INC	Common Stock	1,594,624
5,343	HANOVER INSURANCE GROUP INC/TH	Common Stock	700,254
27,507	HARTFORD FINANCIAL SERVICES GR	Common Stock	1,899,083
37,479	HEICO CORP	Common Stock	4,816,801
20,447	HEICO CORP	Common Stock	2,627,848
13,561	HELEN OF TROY LTD	Common Stock	3,315,258
21,535	HELIOS TECHNOLOGIES INC	Common Stock	2,264,836
14,705	HELIOS TECHNOLOGIES INC	Common Stock	1,546,525
61,381	HENRY SCHEIN INC	Common Stock	4,758,869
12,735	HESS CORP	Common Stock	942,772
27,325	HEXCEL CORP	Common Stock	1,415,435
9,615	HOLOGIC INC	Common Stock	736,124
48,957	HOST HOTELS & RESORTS INC	Common Stock	851,362
32,681	HOWMET AEROSPACE INC	Common Stock	1,040,236
105,290	HUDSON PACIFIC PROPERTIES INC	Common Stock	2,601,716
266,914	HUNTINGTON BANCSHARES INC/OH	Common Stock	4,115,814
24,183	IAA INC	Common Stock	1,224,143
49,584	ICHOR HOLDINGS LTD	Common Stock	2,282,352
4,423	ICON PLC	Common Stock	1,369,803
20,495	IDACORP INC	Common Stock	2,322,288
11,501	IDEX CORP	Common Stock	2,717,916
2,792	IDEXX LABORATORIES INC	Common Stock	1,838,420
20,146	II-VI INC	Common Stock	1,376,576
16,373	ILLUMINA INC	Common Stock	6,228,944
9,864	INARI MEDICAL INC	Common Stock	900,287
240,761	INDIE SEMICONDUCTOR INC	Common Stock	2,886,724
22,005	INGERSOLL RAND INC	Common Stock	1,361,449
10,314	INGREDION INC	Common Stock	996,745
39,241	INGREDION INC	Common Stock	3,792,250
57,159	INOGEN INC	Common Stock	1,943,406
4,211	INSPIRE MEDICAL SYSTEMS INC	Common Stock	968,783
36,490	INTEGRA LIFESCIENCES HOLDINGS	Common Stock	2,444,465
19,638	INTERNATIONAL GAME TECHNOLOGY	Common Stock	567,735
8,453	INTUITIVE SURGICAL INC	Common Stock	3,037,163
32,219	INVESCO LTD	Common Stock	741,681
9,511	ITT INC	Common Stock	971,929
6,776	J M SMUCKER CO/THE	Common Stock	920,316
24,620	JBG SMITH PROPERTIES	Common Stock	706,840
26,853	JOHNSON CONTROLS INTERNATIONAL	Common Stock	2,183,417
184,160	KAR AUCTION SERVICES INC	Common Stock	2,876,579
227,909	KAR AUCTION SERVICES INC	Common Stock	3,559,939
44,112	KBR INC	Common Stock	2,100,613
15,749	KELLOGG CO	Common Stock	1,014,551
55,552	KEYCORP	Common Stock	1,284,918
18,428	KEYSIGHT TECHNOLOGIES INC	Common Stock	3,805,566
21,624	KINSALE CAPITAL GROUP INC	Common Stock	5,144,133
48,135	KIRBY CORP	Common Stock	2,860,182
15,126	KNIGHT-SWIFT TRANSPORTATION HO	Common Stock	921,778
22,989	KORNIT DIGITAL LTD	Common Stock	3,500,075
110,386	KRATOS DEFENSE & SECURITY SOLU	Common Stock	2,141,488
7,185	L3HARRIS TECHNOLOGIES INC	Common Stock	1,532,129
4,278	LABORATORY CORP OF AMERICA HOL	Common Stock	1,344,190
9,324	LEAR CORP	Common Stock	1,705,826
10,853	LEIDOS HOLDINGS INC	Common Stock	964,832
7,890	LIBERTY BROADBAND CORP	Common Stock	1,271,079
179,505	LIBERTY LATIN AMERICA LTD	Common Stock	2,093,028
76,479	LIBERTY MEDIA CORP-LIBERTY FOR	Common Stock	4,538,264

13,516	LIFE STORAGE INC	Common Stock	2,070,381
11,350	LINCOLN ELECTRIC HOLDINGS INC	Common Stock	1,582,985
35,035	LKQ CORP	Common Stock	2,103,151
79,825	LKQ CORP	Common Stock	4,791,895
4,712	MARKEL CORP	Common Stock	5,814,608
1,286	MARKEL CORP	Common Stock	1,586,924
139,889	MARKFORGED HOLDING CORP	Common Stock	751,204
19,867	MASCO CORP	Common Stock	1,395,061
9,053	MASIMO CORP	Common Stock	2,650,537
36,209	MATTEL INC	Common Stock	780,666
76,831	MEMBERSHIP COLLECTIVE GROUP IN	Common Stock	981,900
75,085	MERCURY SYSTEMS INC	Common Stock	4,134,180
9,523	MID-AMERICA APARTMENT COMMUNIT	Common Stock	2,184,957
8,256	MID-AMERICA APARTMENT COMMUNIT	Common Stock	1,894,257
51,895	MONTROSE ENVIRONMENTAL GROUP I	Common Stock	3,659,116
10,834	MOODY'S CORP	Common Stock	4,231,544
5,971	MOTOROLA SOLUTIONS INC	Common Stock	1,622,321
30,665	MYT NETHERLANDS PARENT BV	Common Stock	650,405
71,165	NATIONAL RETAIL PROPERTIES INC	Common Stock	3,420,902
67,210	NAVIENT CORP	Common Stock	1,426,196
136,671	NAVITAS SEMICONDUCTOR CORP	Common Stock	2,324,774
24,750	NEW RELIC INC	Common Stock	2,721,510
46,736	NEWELL BRANDS INC	Common Stock	1,020,714
320,255	NEXTDOOR HOLDINGS INC	Common Stock	2,526,812
10,247	NORTHERN TRUST CORP	Common Stock	1,225,644
24,063	NOVA LTD	Common Stock	3,525,230
6,928	NXP SEMICONDUCTORS NV	Common Stock	1,578,060
10,982	OKTA INC	Common Stock	2,461,835
9,646	OLD DOMINION FREIGHT LINE INC	Common Stock	3,456,933
14,523	OLINK HOLDING AB	Common Stock	264,319
22,210	ON SEMICONDUCTOR CORP	Common Stock	1,508,503
23,442	ORGANON & CO	Common Stock	713,809
96,890	OUTFRONT MEDIA INC	Common Stock	2,598,590
228	OWENS CORNING	Common Stock	20,634
16,491	PACCAR INC	Common Stock	1,455,496
52,454	PAR TECHNOLOGY CORP	Common Stock	2,767,998
58,300	PDC ENERGY INC	Common Stock	2,843,874
12,924	PERFORMANCE FOOD GROUP CO	Common Stock	593,082
7,677	PERKINELMER INC	Common Stock	1,543,538
120,791	PETCO HEALTH & WELLNESS CO INC	Common Stock	2,390,454
128,043	PG&E CORP	Common Stock	1,554,442
179,020	PHYSICIANS REALTY TRUST	Common Stock	3,370,947
56,250	PING IDENTITY HOLDING CORP	Common Stock	1,287,000
14,723	PINNACLE WEST CAPITAL CORP	Common Stock	1,039,297
7,352	PIONEER NATURAL RESOURCES CO	Common Stock	1,337,182
66,129	PLAINS GP HOLDINGS LP	Common Stock	670,548
112,160	PLANTRONICS INC	Common Stock	3,290,774
5,248	POLARIS INC	Common Stock	576,808
33,960	POPULAR INC	Common Stock	2,786,078
34,440	PORTLAND GENERAL ELECTRIC CO	Common Stock	1,822,565
18,390	POST HOLDINGS INC	Common Stock	2,073,105
12,487	PREMIER INC	Common Stock	514,090
64,949	PROGYNY INC	Common Stock	3,270,182
42,186	PROS HOLDINGS INC	Common Stock	1,454,995
11,377	PROSPERITY BANCSHARES INC	Common Stock	822,557
34,536	PROSPERITY BANCSHARES INC	Common Stock	2,496,953
22,037	PUBLIC SERVICE ENTERPRISE GROU	Common Stock	1,470,529
6,809	PVH CORP	Common Stock	726,180
17,500	QUALYS INC	Common Stock	2,401,350
6,114	QUANTA SERVICES INC	Common Stock	701,031
7,404	QUEST DIAGNOSTICS INC	Common Stock	1,280,966
15,065	RAYMOND JAMES FINANCIAL INC	Common Stock	1,512,526

28,420	RECURSION PHARMACEUTICALS INC	Common Stock	486,835
24,120	RED ROCK RESORTS INC	Common Stock	1,326,841
187,893	REDWOOD TRUST INC	Common Stock	2,478,309
—	REGAL REXNORD CORP	Common Stock	13
8,912	REGAL REXNORD CORP	Common Stock	1,516,644
7,254	REINSURANCE GROUP OF AMERICA I	Common Stock	794,240
9,277	REPUBLIC SERVICES INC	Common Stock	1,293,678
68,140	RESIDEO TECHNOLOGIES INC	Common Stock	1,773,684
84,975	RESOURCES CONNECTION INC	Common Stock	1,515,954
100,676	REVANCE THERAPEUTICS INC	Common Stock	1,643,032
53,265	REXFORD INDUSTRIAL REALTY INC	Common Stock	4,320,324
18,997	REYNOLDS CONSUMER PRODUCTS INC	Common Stock	596,506
54,050	SAILPOINT TECHNOLOGIES HOLDING	Common Stock	2,612,777
51,392	SAILPOINT TECHNOLOGIES HOLDING	Common Stock	2,484,289
383,789	SAMSONITE INTERNATIONAL SA	Common Stock	3,868,593
18,138	SBA COMMUNICATIONS CORP	Common Stock	7,056,045
5,463	SEER INC	Common Stock	124,611
7,822	SEMPRA ENERGY	Common Stock	1,034,694
17,884	SENSATA TECHNOLOGIES HOLDING P	Common Stock	1,103,264
213,001	SIENTRA INC	Common Stock	781,714
3,577	SIGNATURE BANK/NEW YORK NY	Common Stock	1,157,052
58,073	SILK ROAD MEDICAL INC	Common Stock	2,474,491
13,259	SITEONE LANDSCAPE SUPPLY INC	Common Stock	3,212,391
9,736	SITEONE LANDSCAPE SUPPLY INC	Common Stock	2,358,838
56,350	SIX FLAGS ENTERTAINMENT CORP	Common Stock	2,399,383
23,849	SKECHERS USA INC	Common Stock	1,035,047
103,600	SLM CORP	Common Stock	2,037,812
72,200	SLM CORP	Common Stock	1,420,174
184,388	SMARTRENT INC	Common Stock	1,784,876
12,696	SPIRIT REALTY CAPITAL INC	Common Stock	611,820
14,127	SPROUT SOCIAL INC	Common Stock	1,281,178
12,541	STAG INDUSTRIAL INC	Common Stock	601,466
8,507	STANLEY BLACK & DECKER INC	Common Stock	1,604,590
10,338	STATE STREET CORP	Common Stock	961,434
41,520	STERICYCLE INC	Common Stock	2,476,253
15,408	STERIS PLC	Common Stock	3,750,461
7,509	SUN COMMUNITIES INC	Common Stock	1,576,665
1,738	SVB FINANCIAL GROUP	Common Stock	1,178,781
7,666	SWEETGREEN INC	Common Stock	245,312
28,855	SYNEOS HEALTH INC	Common Stock	2,962,831
4,843	SYNEOS HEALTH INC	Common Stock	497,279
20,146	SYNOPSYS INC	Common Stock	7,423,801
15,178	TARGA RESOURCES CORP	Common Stock	792,899
8,019	TE CONNECTIVITY LTD	Common Stock	1,293,785
13,988	TELEFLEX INC	Common Stock	4,594,778
46,415	TEREX CORP	Common Stock	2,039,939
838	TEXAS PACIFIC LAND CORP	Common Stock	1,046,553
26,465	TOLL BROTHERS INC	Common Stock	1,915,801
8,241	TRANSDIGM GROUP INC	Common Stock	5,243,583
72,925	TREEHOUSE FOODS INC	Common Stock	2,955,650
20,131	TREX CO INC	Common Stock	2,718,289
78,826	TRIPADVISOR INC	Common Stock	2,148,797
7,568	TWILIO INC	Common Stock	1,992,957
4,427	TYLER TECHNOLOGIES INC	Common Stock	2,381,505
122,965	UGI CORP	Common Stock	5,645,323
46,895	UMPQUA HOLDINGS CORP	Common Stock	902,260
31,451	UNIVAR SOLUTIONS INC	Common Stock	891,636
8,521	UNIVERSAL HEALTH SERVICES INC	Common Stock	1,104,833
71,320	URBAN OUTFITTERS INC	Common Stock	2,093,955
20,475	URBAN OUTFITTERS INC	Common Stock	601,146
85,460	US FOODS HOLDING CORP	Common Stock	2,976,572
98,022	UTZ BRANDS INC	Common Stock	1,563,451

	9,630	VALERO ENERGY CORP	Common Stock	723,309
	48,852	VALVOLINE INC	Common Stock	1,821,691
	51,988	VARONIS SYSTEMS INC	Common Stock	2,535,975
	12,066	VEEVA SYSTEMS INC	Common Stock	3,082,622
	152,065	VELO3D INC	Common Stock	1,187,628
	71,617	VERACYTE INC	Common Stock	2,950,620
	10,872	VERINT SYSTEMS INC	Common Stock	570,889
	21,001	VERISK ANALYTICS INC	Common Stock	4,803,559
	42,985	VIANT TECHNOLOGY INC	Common Stock	417,169
	44,933	VIATRIS INC	Common Stock	607,943
	48,364	VICI PROPERTIES INC	Common Stock	1,456,240
	340,929	VIEWRAY INC	Common Stock	1,878,519
	130,160	VIPER ENERGY PARTNERS LP	Common Stock	2,773,710
	7,473	VOYA FINANCIAL INC	Common Stock	495,535
	30,421	VULCAN MATERIALS CO	Common Stock	6,314,791
	5,287	VULCAN MATERIALS CO	Common Stock	1,097,475
	54,649	WASTE CONNECTIONS INC	Common Stock	7,447,019
	42,339	WASTE CONNECTIONS INC	Common Stock	5,769,536
	12,956	WAYFAIR INC	Common Stock	2,461,251
	69,750	WEBSTER FINANCIAL CORP	Common Stock	3,894,840
	53,324	WENDY'S CO/THE	Common Stock	1,271,777
	56,228	WESTERN ALLIANCE BANCORP	Common Stock	6,052,944
	11,243	WESTINGHOUSE AIR BRAKE TECHNOL	Common Stock	1,035,593
	21,693	WESTROCK CO	Common Stock	962,301
	6,065	WILLIS TOWERS WATSON PLC	Common Stock	1,440,377
	82,338	WILLSCOT MOBILE MINI HOLDINGS	Common Stock	3,362,684
	8,410	WINTRUST FINANCIAL CORP	Common Stock	763,796
	9,753	WNS HOLDINGS LTD	Common Stock	860,410
	20,085	WOODWARD INC	Common Stock	2,198,504
	12,722	WORKIVA INC	Common Stock	1,660,094
	12,535	WP CAREY INC	Common Stock	1,028,497
	8,105	WYNDHAM HOTELS & RESORTS INC	Common Stock	726,613
	6,643	XPO LOGISTICS INC	Common Stock	514,367
	2,674	ZEBRA TECHNOLOGIES CORP	Common Stock	1,591,565
	9,036	ZIMMER BIOMET HOLDINGS INC	Common Stock	1,147,933
	22,206	ZIONS BANCORP NA	Common Stock	1,402,531
	36,780	ZURN WATER SOLUTIONS CORP	Common Stock	1,338,792

	3,922,137	EB Temporary Investment Fund*	Common Collective Trust Fund	3,922,137
	2,256,318	EB Temporary Investment Fund*	Common Collective Trust Fund	2,256,318
	2,540,178	EB Temporary Investment Fund*	Common Collective Trust Fund	2,540,178
	5,058,254	EB Temporary Investment Fund*	Common Collective Trust Fund	5,058,254
	410,780	EB Temporary Investment Fund*	Common Collective Trust Fund	410,780

		Cash	Cash	111

		Small Mid Core Fund Subtotal		$799,720,476

Large Cap Core Fund		Columbia Threadneedle, T. Rowe Price, Barrow Hanley, Wellington and MFS Growth Equity	Separately Managed Fund
	69,559	ABBOTT LABORATORIES	Common Stock	$9,789,734
	55,510	ABBOTT LABORATORIES	Common Stock	7,812,477
	28,940	ACTIVISION BLIZZARD INC	Common Stock	1,925,378
	39,663	ADOBE INC	Common Stock	22,491,301
	86,619	ADVANCED MICRO DEVICES INC	Common Stock	12,464,474
	171,390	AERCAP HOLDINGS NV	Common Stock	11,212,334
	32,106	CHUBB LTD	Common Stock	6,206,411
	163,516	COCA-COLA EUROPACIFIC PARTNERS	Common Stock	9,145,450
	68,774	LIVANOVA PLC	Common Stock	6,012,911
	45,943	ADVANCE AUTO PARTS INC	Common Stock	11,020,807
	139,969	AECOM	Common Stock	10,826,602
	27,610	AIR PRODUCTS AND CHEMICALS INC	Common Stock	8,400,619

52,851	ALLSTATE CORP/THE	Common Stock	6,217,920
299,134	ALTICE USA INC	Common Stock	4,839,988
114,456	AMERICAN CAMPUS COMMUNITIES IN	Common Stock	6,557,184
57,432	AMERICAN EXPRESS CO	Common Stock	9,395,875
151,060	AMERICAN INTERNATIONAL GROUP I	Common Stock	8,589,272
24,152	ANTHEM INC	Common Stock	11,195,418
161,987	ARAMARK	Common Stock	5,969,221
152,844	BWX TECHNOLOGIES INC	Common Stock	7,318,171
19,240	BROADCOM INC	Common Stock	12,802,488
69,006	CVS HEALTH CORP	Common Stock	7,118,659
228,082	CENTERPOINT ENERGY INC	Common Stock	6,365,769
126,331	COGNIZANT TECHNOLOGY SOLUTIONS	Common Stock	11,208,086
163,108	COMCAST CORP	Common Stock	8,209,226
162,377	CORPORATE OFFICE PROPERTIES TR	Common Stock	4,541,685
183,640	CORTEVA INC	Common Stock	8,682,499
26,653	DEERE & CO	Common Stock	9,139,047
51,753	DISCOVER FINANCIAL SERVICES	Common Stock	5,980,577
114,973	DUPONT DE NEMOURS INC	Common Stock	9,287,519
54,460	EDISON INTERNATIONAL	Common Stock	3,716,895
487,473	ELEMENT SOLUTIONS INC	Common Stock	11,835,844
57,476	EMERSON ELECTRIC CO	Common Stock	5,343,544
131,376	ENVISTA HOLDINGS CORP	Common Stock	5,919,803
173,091	EXELON CORP	Common Stock	9,997,736
125,279	FIDELITY NATIONAL FINANCIAL IN	Common Stock	6,537,058
22,331	GOLDMAN SACHS GROUP INC/THE	Common Stock	8,542,724
144,641	HESS CORP	Common Stock	10,707,773
83,881	HOLOGIC INC	Common Stock	6,421,929
75,510	HOWARD HUGHES CORP/THE	Common Stock	7,685,408
10,032	HUMANA INC	Common Stock	4,653,444
53,211	JB HUNT TRANSPORT SERVICES INC	Common Stock	10,876,328
62,003	INTERNATIONAL FLAVORS & FRAGRA	Common Stock	9,340,752
59,829	JPMORGAN CHASE & CO	Common Stock	9,473,922
43,000	JACOBS ENGINEERING GROUP INC	Common Stock	5,986,890
221,506	JEFFERIES FINANCIAL GROUP INC	Common Stock	8,594,433
235,390	LAS VEGAS SANDS CORP	Common Stock	8,860,080
31,504	LENNAR CORP	Common Stock	3,659,505
23,273	LITHIA MOTORS INC	Common Stock	6,910,917
27,059	LOWE'S COS INC	Common Stock	6,994,210
60,229	M&T BANK CORP	Common Stock	9,249,970
35,547	MDU RESOURCES GROUP INC	Common Stock	1,096,269
237,694	MGM RESORTS INTERNATIONAL	Common Stock	10,667,707
144,956	MGM GROWTH PROPERTIES LLC	Common Stock	5,921,453
54,170	MARRIOTT VACATIONS WORLDWIDE C	Common Stock	9,153,647
129,956	MERCK & CO INC	Common Stock	9,959,828
110,403	MICROCHIP TECHNOLOGY INC	Common Stock	9,611,685
73,303	NORTHERN TRUST CORP	Common Stock	8,767,772
97,389	ORACLE CORP	Common Stock	8,493,295
113,249	PHILLIPS 66	Common Stock	8,206,023
88,687	PINNACLE WEST CAPITAL CORP	Common Stock	6,260,415
57,065	PIONEER NATURAL RESOURCES CO	Common Stock	10,378,982
100,485	PROG HOLDINGS INC	Common Stock	4,532,878
43,809	QUALCOMM INC	Common Stock	8,011,352
65,310	RALPH LAUREN CORP	Common Stock	7,762,747
74,604	ADVANCED MICRO DEVICES INC	Common Stock	10,735,516
979,447	AES CORP/THE	Common Stock	23,800,562
29,583	AFFIRM HOLDINGS INC	Common Stock	2,974,866
3,863	AIR PRODUCTS AND CHEMICALS INC	Common Stock	1,175,356
813	AIRBNB INC	Common Stock	135,356
36,968	AIRBNB INC	Common Stock	6,154,802
2,481	ALIGN TECHNOLOGY INC	Common Stock	1,630,464
6,516	ALNYLAM PHARMACEUTICALS INC	Common Stock	1,104,983
3,733	ALPHABET INC	Common Stock	10,801,771

12,430	ALPHABET INC	Common Stock	36,010,207
30,953	ALPHABET INC	Common Stock	89,565,291
4,795	ALPHABET INC	Common Stock	13,891,307
3,750	ALPHABET INC	Common Stock	10,850,963
12,585	ALPHABET INC	Common Stock	36,459,248
13,356	AMAZON.COM INC	Common Stock	44,533,445
29,624	AMAZON.COM INC	Common Stock	98,776,488
9,385	AMAZON.COM INC	Common Stock	31,292,781
49,979	AMERICAN ELECTRIC POWER CO INC	Common Stock	4,446,632
71,216	AMERICAN EXPRESS CO	Common Stock	11,650,938
590,095	AMERICAN INTERNATIONAL GROUP I	Common Stock	33,552,802
12,995	AMERICAN TOWER CORP	Common Stock	3,801,038
28,334	AMERICAN TOWER CORP	Common Stock	8,287,695
36,794	AMETEK INC	Common Stock	5,410,190
54,017	AMETEK INC	Common Stock	7,942,660
12,630	AON PLC	Common Stock	3,796,073
148,280	APPLE INC	Common Stock	26,330,080
439,994	APPLE INC	Common Stock	78,129,735
213,444	APPLE INC	Common Stock	37,901,251
189,400	APPLIED MATERIALS INC	Common Stock	29,803,984
30,291	APPLIED MATERIALS INC	Common Stock	4,766,592
8,053	ASML HOLDING NV	Common Stock	6,411,315
10,621	ASML HOLDING NV	Common Stock	8,455,803
37,255	ASTRAZENECA PLC	Common Stock	2,170,104
8,485	ATLASSIAN CORP PLC	Common Stock	3,235,246
11,757	ATLASSIAN CORP PLC	Common Stock	4,482,827
24,840	AUTODESK INC	Common Stock	6,984,760
281,508	AXALTA COATING SYSTEMS LTD	Common Stock	9,323,545
43,795	AXIS CAPITAL HOLDINGS LTD	Common Stock	2,385,514
893,936	BANK OF AMERICA CORP	Common Stock	39,771,213
371,785	BANK OF AMERICA CORP	Common Stock	16,540,715
1,456,926	BARRICK GOLD CORP	Common Stock	27,681,594
280,837	BAXTER INTERNATIONAL INC	Common Stock	24,107,048
94,939	BAXTER INTERNATIONAL INC	Common Stock	8,149,564
6,146	BECTON DICKINSON AND CO	Common Stock	1,545,596
26,377	BECTON DICKINSON AND CO	Common Stock	6,633,288
13,213	BILL.COM HOLDINGS INC	Common Stock	3,292,019
17,326	BLACK KNIGHT INC	Common Stock	1,436,152
10,590	BLACKROCK INC	Common Stock	9,695,780
24,543	BLOCK INC	Common Stock	3,963,940
34,330	BLOCK INC	Common Stock	5,544,638
2,062	BOOKING HOLDINGS INC	Common Stock	4,947,212
3,422	BOOKING HOLDINGS INC	Common Stock	8,210,165
161,255	BOSTON SCIENTIFIC CORP	Common Stock	6,850,112
417,078	BRISTOL-MYERS SQUIBB CO	Common Stock	26,004,813
19,163	BUMBLE INC	Common Stock	648,859
25,478	CADENCE DESIGN SYSTEMS INC	Common Stock	4,747,825
31,116	CANADIAN PACIFIC RAILWAY LTD	Common Stock	2,238,485
40,826	CARVANA CO	Common Stock	9,463,059
75,257	CATERPILLAR INC	Common Stock	15,558,632
37,286	CDW CORP/DE	Common Stock	7,635,427
450,194	CENTENE CORP	Common Stock	37,095,986
80,339	CHARLES SCHWAB CORP/THE	Common Stock	6,756,510
53,818	CHARLES SCHWAB CORP/THE	Common Stock	4,526,094
100,978	CHARLES SCHWAB CORP/THE	Common Stock	8,492,250
9,936	CHARTER COMMUNICATIONS INC	Common Stock	6,477,974
92,416	CHEVRON CORP	Common Stock	10,845,018
1,905	CHIPOTLE MEXICAN GRILL INC	Common Stock	3,330,416
4,042	CHIPOTLE MEXICAN GRILL INC	Common Stock	7,066,427
13,763	CHUBB LTD	Common Stock	2,660,526
39,905	CHUBB LTD	Common Stock	7,714,036
140,057	CIGNA CORP	Common Stock	32,161,289

2,613	CINTAS CORP	Common Stock	1,158,003
679,079	CISCO SYSTEMS INC/DELAWARE	Common Stock	43,033,236
388,740	CITIGROUP INC	Common Stock	23,476,009
125,936	CLARIVATE PLC	Common Stock	2,962,015
9,520	CME GROUP INC	Common Stock	2,174,939
63,143	COLGATE-PALMOLIVE CO	Common Stock	5,388,624
99,321	COLGATE-PALMOLIVE CO	Common Stock	8,476,054
42,550	CONSTELLATION BRANDS INC	Common Stock	10,678,774
17,355	COPART INC	Common Stock	2,631,365
30,590	COPART INC	Common Stock	4,638,056
922,022	CORNING INC	Common Stock	34,326,879
153,534	CORNING INC	Common Stock	5,716,071
51,380	COSTAR GROUP INC	Common Stock	4,060,561
1,190	COSTAR GROUP INC	Common Stock	94,046
9,291	COUPA SOFTWARE INC	Common Stock	1,468,443
4,782	CROWDSTRIKE HOLDINGS INC	Common Stock	979,115
678,982	CSX CORP	Common Stock	25,529,723
43,519	DANAHER CORP	Common Stock	14,318,186
34,866	DANAHER CORP	Common Stock	11,471,263
31,477	DANAHER CORP	Common Stock	10,356,248
14,404	DATADOG INC	Common Stock	2,565,496
22,291	DEERE & CO	Common Stock	7,643,361
19,249	DOCUSIGN INC	Common Stock	2,931,815
9,211	DOLLAR GENERAL CORP	Common Stock	2,172,230
28,423	DOLLAR GENERAL CORP	Common Stock	6,702,996
47,465	DOORDASH INC	Common Stock	7,067,539
2,892	DOORDASH INC	Common Stock	430,619
73,265	DUKE ENERGY CORP	Common Stock	7,685,499
41,471	EDWARDS LIFESCIENCES CORP	Common Stock	5,372,568
31,027	ELECTRONIC ARTS INC	Common Stock	4,092,461
39,745	ELI LILLY & CO	Common Stock	10,978,364
42,864	ELI LILLY & CO	Common Stock	11,839,894
72,193	EOG RESOURCES INC	Common Stock	6,412,904
17,945	EQUIFAX INC	Common Stock	5,254,117
4,638	EQUIFAX INC	Common Stock	1,357,960
27,202	EQUIFAX INC	Common Stock	7,964,474
3,492	EQUINIX INC	Common Stock	2,953,673
25,035	ESTEE LAUDER COS INC/THE	Common Stock	9,267,957
31,567	F5 INC	Common Stock	7,724,761
33,344	FEDEX CORP	Common Stock	8,624,092
56,842	FIDELITY NATIONAL INFORMATION	Common Stock	6,204,304
1,000,661	FIRSTENERGY CORP	Common Stock	41,617,491
42,255	FISERV INC	Common Stock	4,385,646
372,120	FMC CORP	Common Stock	40,892,267
325,742	FORD MOTOR CO	Common Stock	6,765,661
18,171	FORTINET INC	Common Stock	6,530,657
80,513	FORTUNE BRANDS HOME & SECURITY	Common Stock	8,606,840
668,324	FREEPORT-MCMORAN INC	Common Stock	27,889,161
110,940	GAMING AND LEISURE PROPERTIES	Common Stock	5,398,340
28,105	GENERAL ELEC CO	Common Stock	2,655,079
37,857	GLOBAL PAYMENTS INC	Common Stock	5,117,509
68,669	GODADDY INC	Common Stock	5,827,251
25,055	GOLDMAN SACHS GROUP INC/THE	Common Stock	9,584,790
4,947	HASHICORP INC	Common Stock	450,375
2,601	HASHICORP INC	Common Stock	236,795
32,091	HCA HEALTHCARE INC	Common Stock	8,244,820
20,436	HILTON WORLDWIDE HOLDINGS INC	Common Stock	3,187,812
77,156	HOLOGIC INC	Common Stock	5,907,063
48,809	HUMANA INC	Common Stock	22,640,543
7,209	HUMANA INC	Common Stock	3,343,967
21,370	ICON PLC	Common Stock	6,618,289
27,786	ILLINOIS TOOL WORKS INC	Common Stock	6,857,585

26,268	INTUIT INC	Common Stock	16,896,103
31,771	INTUIT INC	Common Stock	20,435,743
45,668	INTUITIVE SURGICAL INC	Common Stock	16,408,512
43,587	JOHNSON CONTROLS INTERNATIONAL	Common Stock	3,544,059
225,577	JPMORGAN CHASE & CO	Common Stock	35,720,118
111,838	JPMORGAN CHASE & CO	Common Stock	17,709,547
24,558	KLA CORP	Common Stock	10,562,641
13,349	LAM RESEARCH CORP	Common Stock	9,599,933
49,859	LEIDOS HOLDINGS INC	Common Stock	4,432,465
7,568	LINDE PLC	Common Stock	2,621,782
213,892	LOWE'S COS INC	Common Stock	55,286,804
5,934	LULULEMON ATHLETICA INC	Common Stock	2,322,864
18,983	LULULEMON ATHLETICA INC	Common Stock	7,430,895
323,213	MARATHON PETROLEUM CORP	Common Stock	20,682,400
10,740	MARSH & MCLENNAN COS INC	Common Stock	1,866,827
55,009	MARVELL TECHNOLOGY INC	Common Stock	4,812,737
122,312	MARVELL TECHNOLOGY INC	Common Stock	10,701,077
46,259	MASTERCARD INC	Common Stock	16,621,784
50,743	MASTERCARD INC	Common Stock	18,232,975
32,117	MASTERCARD INC	Common Stock	11,540,280
37,108	MATCH GROUP INC	Common Stock	4,907,533
34,521	MCDONALD'S CORP	Common Stock	9,254,044
59,509	MEDTRONIC PLC	Common Stock	6,156,206
147,536	MERCK & CO INC	Common Stock	11,307,159
51,015	META PLATFORMS INC	Common Stock	17,158,895
199,196	META PLATFORMS INC	Common Stock	66,999,575
57,029	META PLATFORMS INC	Common Stock	19,181,704
356,295	METLIFE INC	Common Stock	22,264,875
31,590	MGM RESORTS INTERNATIONAL	Common Stock	1,417,759
206,190	MICROSOFT CORP	Common Stock	69,345,821
333,156	MICROSOFT CORP	Common Stock	112,047,026
159,446	MICROSOFT CORP	Common Stock	53,624,879
12,282	MONGODB INC	Common Stock	6,501,477
6,544	MONOLITHIC POWER SYSTEMS INC	Common Stock	3,228,352
90,732	MONSTER BEVERAGE CORP	Common Stock	8,713,901
400,684	MORGAN STANLEY	Common Stock	39,331,141
126,456	MORGAN STANLEY	Common Stock	12,412,921
18,139	MSCI INC	Common Stock	11,113,584
2,097	MSCI INC	Common Stock	1,284,811
88,216	NETAPP INC	Common Stock	8,114,990
14,498	NETFLIX INC	Common Stock	8,734,175
30,311	NETFLIX INC	Common Stock	18,260,559
20,230	NETFLIX INC	Common Stock	12,187,361
32,711	NIKE INC	Common Stock	5,451,942
48,094	NIKE INC	Common Stock	8,015,827
60,081	NIKE INC	Common Stock	10,013,700
27,171	NORDSON CORP	Common Stock	6,935,941
67,747	NVIDIA CORP	Common Stock	19,925,070
111,500	NVIDIA CORP	Common Stock	32,793,265
15,837	NVIDIA CORP	Common Stock	4,657,820
86,000	OPENDOOR TECHNOLOGIES INC	Common Stock	1,256,460
10,914	PALO ALTO NETWORKS INC	Common Stock	6,076,479
1,987	PAYCOM SOFTWARE INC	Common Stock	824,983
48,752	PAYPAL HOLDINGS INC	Common Stock	9,193,652
50,536	PAYPAL HOLDINGS INC	Common Stock	9,530,079
200,878	PERRIGO CO PLC	Common Stock	7,814,154
1,454,096	PG&E CORP	Common Stock	17,652,725
390,125	PHILIP MORRIS INTERNATIONAL IN	Common Stock	37,061,875
103,144	PINTEREST INC	Common Stock	3,749,284
32,089	PIONEER NATURAL RESOURCES CO	Common Stock	5,836,347
54,334	PPG INDUSTRIES INC	Common Stock	9,369,355
98,449	PROCTER & GAMBLE CO/THE	Common Stock	16,104,287

55,085	PROGRESSIVE CORP/THE	Common Stock	5,654,475
164,421	QUALCOMM INC	Common Stock	30,067,668
61,691	QUALCOMM INC	Common Stock	11,281,433
29,360	QURATE RETAIL INC	Common Stock	3,030,492
1,860,026	QURATE RETAIL INC	Common Stock	14,136,198
107,279	RAYTHEON TECHNOLOGIES CORP	Common Stock	9,232,431
324,138	RAYTHEON TECHNOLOGIES CORP	Common Stock	27,895,316
105,724	RAYTHEON TECHNOLOGIES CORP	Common Stock	9,098,607
12,326	REGENERON PHARMACEUTICALS INC	Common Stock	7,784,116
40,575	RIVIAN AUTOMOTIVE INC	Common Stock	4,207,222
21,077	ROBLOX CORP	Common Stock	2,174,303
3,947	ROKU INC	Common Stock	900,705
6,721	ROPER TECHNOLOGIES INC	Common Stock	3,305,791
9,172	ROPER TECHNOLOGIES INC	Common Stock	4,511,340
17,106	ROSS STORES INC	Common Stock	1,954,874
62,059	ROSS STORES INC	Common Stock	7,092,103
13,906	S&P GLOBAL INC	Common Stock	6,562,659
29,614	SALESFORCE.COM INC	Common Stock	7,525,806
7,837	SALESFORCE.COM INC	Common Stock	1,991,617
46,258	SALESFORCE.COM INC	Common Stock	11,755,546
16,388	SEA LTD	Common Stock	3,666,159
70,885	SEA LTD	Common Stock	15,857,683
32,269	SEAGEN INC	Common Stock	4,988,787
163,141	SEAWORLD ENTERTAINMENT INC	Common Stock	10,581,325
11,052	SERVICENOW INC	Common Stock	7,173,964
35,589	SERVICENOW INC	Common Stock	23,101,176
29,864	SHERWIN-WILLIAMS CO/THE	Common Stock	10,516,906
1,753	SHERWIN-WILLIAMS CO/THE	Common Stock	617,336
28,767	SHERWIN-WILLIAMS CO/THE	Common Stock	10,130,587
1,929	SHOPIFY INC	Common Stock	2,656,985
4,787	SHOPIFY INC	Common Stock	6,593,566
469,282	SLM CORP	Common Stock	9,230,777
264,897	SNAP INC	Common Stock	12,458,106
5,606	SNOWFLAKE INC	Common Stock	1,899,033
121,126	SOUTHWEST AIRLINES CO	Common Stock	5,189,038
12,965	SPOTIFY TECHNOLOGY SA	Common Stock	3,034,199
49,874	STANLEY BLACK & DECKER INC	Common Stock	9,407,234
15,322	STARBUCKS CORP	Common Stock	1,792,214
19,467	STARBUCKS CORP	Common Stock	2,277,055
9,031	STERIS PLC	Common Stock	2,198,236
25,796	STRYKER CORP	Common Stock	6,898,366
10,115	SYNOPSYS INC	Common Stock	3,727,378
28,198	SYNOPSYS INC	Common Stock	10,390,963
27,161	TAIWAN SEMICONDUCTOR MANUFACTU	Common Stock	3,267,740
8,310	TAKE-TWO INTERACTIVE SOFTWARE	Common Stock	1,476,853
11,517	TE CONNECTIVITY LTD	Common Stock	1,858,153
644,460	TECHNIPFMC PLC	Common Stock	3,815,203
6,592	TELEFLEX INC	Common Stock	2,165,340
80,832	TENCENT HOLDINGS LTD	Common Stock	4,712,506
517,591	TERADATA CORP	Common Stock	21,982,090
30,324	TESLA INC	Common Stock	32,045,797
8,166	TESLA INC	Common Stock	8,629,665
23,591	TEXAS INSTRUMENTS INC	Common Stock	4,446,196
60,680	TEXAS INSTRUMENTS INC	Common Stock	11,436,360
18,885	THERMO FISHER SCIENTIFIC INC	Common Stock	12,600,827
9,597	THERMO FISHER SCIENTIFIC INC	Common Stock	6,403,502
18,174	THERMO FISHER SCIENTIFIC INC	Common Stock	12,126,420
23,907	TJX COS INC/THE	Common Stock	1,815,019
166,712	TJX COS INC/THE	Common Stock	12,656,775
64,711	T-MOBILE US INC	Common Stock	7,505,182
16,385	T-MOBILE US INC	Common Stock	1,900,332
3,976	TOAST INC	Common Stock	138,007

48,469	TRANSUNION	Common Stock	5,747,454
13,476	TRANSUNION	Common Stock	1,597,984
5,018	TWILIO INC	Common Stock	1,321,440
59,242	UBER TECHNOLOGIES INC	Common Stock	2,484,017
76,497	UNION PACIFIC CORP	Common Stock	19,271,889
23,267	UNITEDHEALTH GROUP INC	Common Stock	11,683,291
38,523	UNITEDHEALTH GROUP INC	Common Stock	19,343,939
37,933	UNITEDHEALTH GROUP INC	Common Stock	19,047,677
159,739	US BANCORP	Common Stock	8,972,540
10,138	VEEVA SYSTEMS INC	Common Stock	2,590,056
38,658	VERISK ANALYTICS INC	Common Stock	8,842,244
775,717	VERIZON COMMUNICATIONS INC	Common Stock	40,306,255
167,278	VERIZON COMMUNICATIONS INC	Common Stock	8,691,765
13,715	VERTEX PHARMACEUTICALS INC	Common Stock	3,011,814
26,926	VERTEX PHARMACEUTICALS INC	Common Stock	5,912,950
359,441	VERTIV HOLDINGS CO	Common Stock	8,975,242
112,499	VF CORP	Common Stock	8,237,177
195,073	VICI PROPERTIES INC	Common Stock	5,873,648
60,756	VISA INC	Common Stock	13,166,433
107,729	VISA INC	Common Stock	23,345,952
40,582	VULCAN MATERIALS CO	Common Stock	8,424,012
22,235	WALT DISNEY CO/THE	Common Stock	3,443,979
79,870	WALT DISNEY CO/THE	Common Stock	12,371,064
126,979	WELLS FARGO & CO	Common Stock	6,092,452
704,105	WELLS FARGO & CO	Common Stock	33,782,958
976,646	WILLIAMS COS INC/THE	Common Stock	25,431,862
39,268	WILLIS TOWERS WATSON PLC	Common Stock	9,325,757
27,648	WORKDAY INC	Common Stock	7,552,881
35,883	ZOETIS INC	Common Stock	8,756,528
25,803	ZOETIS INC	Common Stock	6,296,706
22,998	ZOOM VIDEO COMMUNICATIONS INC	Common Stock	4,229,562

—	Cash	Cash	547
6,386,382	EB Temporary Investment Fund*	Common Collective Trust Fund	6,386,382
5,726,201	EB Temporary Investment Fund*	Common Collective Trust Fund	5,726,201
2,882,676	EB Temporary Investment Fund*	Common Collective Trust Fund	2,882,676
13,430,735	EB Temporary Investment Fund*	Common Collective Trust Fund	13,430,735
10,176,739	EB Temporary Investment Fund*	Common Collective Trust Fund	10,176,739

	Large Cap Growth Fund Subtotal		$4,064,265,896

	Notes receivable from participants	Prime rate as of the month end prior to loan request date plus 1%	$365,058,309

	Total Assets Held in the Plan		$28,766,693,303

*Party-in-interest
**Represents fair value for all investments with the exception of GICs where Current Value represents contract value.

Exhibits

Exhibits to this Form 11-K are as follows:

INDEX TO EXHIBITS

Exhibit	Description

23.1	Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CVS HEALTH FUTURE FUND 401(k) PLAN

Date:	June 23, 2022	By:	/s/ JAMES D. CLARK
James D. Clark
Senior Vice President, Controller and Chief Accounting Officer